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05007865

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wienerberger Baustoffindustrie

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4316 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/13/05

Wienerberger

82-4316

Or year's most unexciting annual reports

ARIS 12-31-04

Annual Report 2004

Earnings Data		2002 [1]	2003 [1]	2004	Change in %
Revenues	*in € mill.*	1,349.1	1,544.0	1,758.8	+14
EBITDA	*in € mill.*	273.4	334.6	405.4	+21
EBIT	*in € mill.*	136.7	186.1	257.5	+38
Profit before tax	*in € mill.*	113.0	156.0	231.4	+48
Profit after tax	*in € mill.*	86.6	112.9	181.8	+61
Free cash flow [2]	*in € mill.*	227.8	264.6	300.7	+14
Maintenance capex	*in € mill.*	60.8	68.6	90.4	+32
Growth investments	*in € mill.*	110.6	310.0	542.2	+75
ROCE [3]	*in %*	7.4	8.7	9.7	-
CFROI [3]	*in %*	10.0	12.7	12.9	-

Balance Sheet Data		2002 [1]	2003 [1]	2004	Change in %
Equity [4]	*in € mill.*	970.1	980.4	1,367.2	+39
Net debt	*in € mill.*	545.8	675.9	762.4	+13
Capital employed	*in € mill.*	1,385.3	1,524.5	2,031.5	+33
Balance sheet total	*in € mill.*	2,171.1	2,407.1	2,865.9	+19
Gearing	*in %*	56.3	68.9	55.8	-
Employees		10,033	10,872	12,154	+12

Stock Exchange Data		2002	2003	2004	Change in %
Dividend per share	*in €*	0.66	0.77	1.07	+39
Earnings per share	*in €*	1.31	1.71	2.54	+49
Adjusted earnings per share [5]	*in €*	1.57	2.01	2.54	+26
Share price at year-end	*in €*	16.95	21.18	35.15	+66
Shares outstanding (weighted) [6]	*in 1,000*	64,640	64,645	69,598	+8
Market capitalization at year-end	*in € mill.*	1,106.5	1,382.6	2,607.0	+89

Segments 2004 *in € mill. and %*	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other [7]	
Revenues	489.7	*(+8)*	373.2	*(+12)*	633.3	*(+32)*	284.4	*(+13)*	-21.8	*(n.a.)*
EBITDA	142.2	*(+12)*	87.2	*(+27)*	134.5	*(+53)*	59.1	*(+20)*	-17.5	*(>100)*
EBIT	101.6	*(+11)*	51.4	*(+78)*	83.2	*(+91)*	42.0	*(+57)*	-20.7	*(>100)*
CFROI in %	17.0		14.4		10.8		15.2		-25.3	
Capex and acquisitions	129.9	*(+96)*	56.4	*(+41)*	399.8	*(+69)*	43.8	*(+27)*	2.7	*(+102)*
Capital employed	468.1	*(+40)*	359.1	*(+2)*	885.4	*(+64)*	277.3	*(-1)*	41.7	*(+117)*
Employees	4,558	*(+17)*	1,768	*(+6)*	3,539	*(+20)*	2,117	*(+12)*	172	*(-64)*

1) To improve comparability, figures for 2002 and 2003 were adjusted to include Pipelife at equity; this led to a difference in earnings as reported in the previous year
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Adjusted for non-recurring income and expenses in 2002
4) Equity including minority interest
5) Before amortization of goodwill and excluding non-recurring income and expenses in 2002
6) Adjusted for treasury stock
7) Including Group eliminations and holding company costs

Note: in the table of segment data, changes in % to the prior period are shown in brackets
All abbreviations and foreign terms are defined in the glossary (bookmark) on page 131.

Revenues and EBITDA Margin

in € mill. and %



40%
30%
20%
10%
0%
1,349.1
1,544.0
1,758.8
20.3
21.7
23.1
2002
2003
2004
Revenues
EBITDA margin

EBITDA and EBIT

in € mill.



500
400
300
200
100
0
273.4
334.6
405.4
136.7
186.1
257.5
2002
2003
2004
EBITDA
EBIT

Equity and Net Debt

in € mill.



1,500
1,250
1,000
750
500
250
0
970.1
980.4
1,367.2
545.8
675.9
762.4
2002
2003
2004
Equity
Net debt

Earnings per Share

in €



3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.31
1.57
1.71
2.01
2.54
2.54
2002
2003
2004
Earnings per share
Adjusted earnings per share

ROCE and CFROI

in %



15.0
12.0
9.0
6.0
3.0
0.0
7.4
10.0
8.7
12.7
9.7
12.9
2002
2003
2004
ROCE
CFROI

Free Cash Flow and Growth Investments

in € mill.



600
500
400
300
200
100
0
227.8
110.6
264.6
310.0
300.7
542.2
2002
2003
2004
Free cash flow
Growth investments

Revenues by Segment



USA 16%
Investments and Other -1%
Central-East Europe 28%
Central-West Europe 21%
North-West Europe 36%

EBITDA by Segment

USA 15%

Investments and Other -4%

Central-East Europe 35%

Central-West Europe 21%

North-West Europe 33%

Revenues by Product



Roofing systems 18%
Pavers 5%
Hollow bricks 37%
Facing bricks 40%

The Year 2004

For Wienerberger, the past year was extremely successful from both an operating and a strategic standpoint. Milestones were set by the transformation into a pure free float company, the full acquisition of Koramic Roofing and our industrial entry into Great Britain.

The success of our strategy is confirmed by solid earnings growth. In 2004 we were able to significantly exceed our goal to increase earnings by 10%. Earnings per share rose 26% to € 2.54 (even though we issued new shares), and we therefore plan to raise our dividend from € 0.77 to 1.07. At the same time, we were able to continuously improve the quality of our earnings. This is demonstrated by all key indicators: ROCE rose from 8.7 to 9.7% and the EBITDA margin increased from 21.7 to 23.1%.

In spite of € 542.2 million in growth investments, gearing fell from 68.9 to 55.8% because of our strong free cash flow and the successful capital increase. This gives us sufficient flexibility to continue our profitable expansion course. It also raised considerable interest on capital markets, and had a favorable effect on the Wienerberger share price.

Market Positions

Wienerberger is the world's largest producer of bricks and Number 2 on the roofing market in Europe. We also hold leading positions in pavers in Europe, with a total of 234 plants in 24 countries.

Hollow bricks:	**Nr. 1 worldwide**
Facing bricks:	**Nr. 1 in Europe**
	Nr. 2 in the USA
Roofing systems:	**Nr. 2 in Europe**

... and also one of the most solid

Our Vision

Building Value. For a sustainable future.

Mission Statement

As the world's leading manufacturer of bricks, we regard the economy as an integral part of society. Its duty is to serve people and generate benefits for all. Our goal is to create sustainable values with natural products: a residential environment of lifelong quality and safety for our customers, a sound investment for our shareholders and attractive jobs for our employees. We take our role as a responsible member of society seriously and act in accordance with economic, ecological and social principles – in order to remain successful in the future.

We focus on the areas in which we are among the best in the world – our core business of bricks, roof tiles and pavers. The long history of our company, our strong affiliation with natural products, our employees who act as entrepreneurs and our internationality through individual diversity provide a sound basis for the creation of lasting values.

We believe in people.
Bricks by Wienerberger. Designed for living.

... but certainly one of the most relaxing:

Nr. 1
in bricks worldwide






>100
Acquisitions
during the last
10 years

€ 1,758.8 million
(+14%) Revenues



€ 181.8 million

(+61%) Profit after tax




9.7%
Return on capital employed

Contents






Index






Specials

Internet Links

The terms that are designated as links (see example below) in this annual report provide access to additional background information together with the URL annualreport.wienerberger.com (without space between words).

...regular analyses on Wien... (Vienna), Berenberg...

annualreport.wienerberger.com/analyses

Dear Shareholders,

Highly successful year in 2004

2004 was a very successful year for Wienerberger from both a strategic and an operating standpoint. Strategic milestones were marked with the exit of Bank Austria Creditanstalt and Koramic, the full acquisition of Koramic Roofing, a capital increase and our industrial entry into Great Britain. In the operating business we were able to realize a significant improvement in earnings and again complete a number of smaller growth projects with high synergies.

Positive economic development

Economic conditions were generally favorable, although momentum slowed during the course of the year. Only the USA showed strong and constant growth, which was also supported by new residential construction – a key driver for our business. The economy in Western Europe profited from exports, but activity in this sector weakened during the second six months. Residential construction remained strong in Italy, France and Belgium, while Holland and Germany showed further declines. In Central-East Europe the positive trend continued without interruption during the first half of 2004. However, the construction industry recorded noticeable declines in Poland following an increase in the VAT rate and in Hungary after the cutback in federal subsidies for residential construction. In contrast, the Czech Republic and Romania reported sound growth for the entire year.

Goal for 2004 clearly exceeded with profitable growth

Wienerberger continued its steady expansion in 2004. We were able to significantly exceed our goal to improve earnings by 10%, and set a new earnings record. Group revenues rose 14% to € 1,758.8 million and EBITDA increased 21% to € 405.4 million. EBIT improved by a significant 38% to € 257.5 million, in part due to the elimination of goodwill amortization. This solid development resulted from the further optimization of our operating business as well as profitable growth projects.

Higher operating earnings in nearly all countries

Central-East Europe again recorded satisfactory organic earnings growth. EBITDA margins were further optimized, above all in the Czech Republic, Poland, Slovakia, Romania and Austria. In Central-West Europe business activities in Switzerland and Italy continued their positive development, and in Germany Wienerberger profited from an increase in sales volumes following the acquisition of the Trost brick plants and better prices in the southern part of the country. The strongest earnings growth was reported by the North-West Europe segment due to the acquisition of Koramic Roofing and thebrickbusiness, significantly higher sales of hollow bricks in Belgium and improved margins in all major countries. Steady good demand, better prices and the full use of capacity were the main drivers for earnings growth in the USA. In addition, acquisitions to expand direct sales also had a favorable impact.

Major increase in net profit allows higher dividend payment

Even stronger than the improvement in operating earnings was the increase in earnings per share, which rose 26% to € 2.54 even though we issued additional shares. This development will allow us to continue our dividend policy, which calls for a payout ratio of 45%. The Managing Board will therefore recommend that the Annual General Meeting approve an increase in the dividend from € 0.77 to 1.07 per share. This represents a yield of 3.7%, based on the average share price for 2004. We also plan to distribute roughly 45% of annual net profit as dividends in the future, and thereby offer shareholders an interesting minimum return on their invested capital.

>85% free float after exit of core shareholders and capital increase

In mid-February 2004 Bank Austria Creditanstalt and Koramic sold their Wienerberger shares to institutional investors. Following this transaction Wienerberger carried out a capital increase, and issued 8.9 million new shares of common stock at a price of € 26 in June for total net proceeds of € 221.8 million. The issue price exceeded the stock price on the day before the announcement by 3.8%, which is a clear sign of acceptance by the market. We used this additional liquidity to finance our accelerated growth program, including the early takeover of Koramic Roofing. The above-mentioned transactions placed roughly € 625 million of Wienerberger shares and transformed Wienerberger into a pure free float company. Our shareholder structure now shows a free float component in excess of 85%, and the remaining shares are the underlying for a three-year exchangeable bond issued by Bank Austria Creditanstalt in January 2004. A further consequence of the capital increase and solid earnings for 2004 was an upgrade in our Standard & Poor's rating to BBB and a second rating by Moody's at Baa2.

Early full takeover of Koramic Roofing and integration with brick activities

We exercised our option to acquire the remaining stake in Koramic Roofing at an early stage, and invested a further € 223.9 million for this purpose. We now hold leading positions on clay roof tile markets in Belgium, Holland, France, Poland and Estonia – countries in which we were able to realize synergies through the integration with our brick activities. In 2004 Koramic Roofing recorded revenues of € 214.7 million and adjusted EBITDA of € 61.7 million. The EBITDA margin exceeded 30% in Belgium, Holland and France, while the cash turnaround in Germany must be considered a success given the secondary market position. Although roof tile activities in Poland showed good development, a temporary production breakdown impaired earnings. I am confident that we will be able to further improve the profitability of the clay roof tile business during the current year.

Industrial entry in Great Britain with acquisition of thebrickbusiness

At the end of the third quarter we completed another major strategic acquisition. In Great Britain we purchased thebrickbusiness, the third largest producer of bricks on the British Isles, and thereby significantly expanded our position on the largest facing brick market in Europe. Thebrickbusiness generated revenues of € 104.9 million and EBITDA of € 22.7 million in 2004. The purchase price including debt totaled € 128.1 million. We also acquired the temporarily closed Ockley plant for € 12.6 million. This facility includes large raw material reserves, and offers interesting opportunities for growth because of its close proximity to London. Ockley is scheduled to resume production during the second quarter of 2005 after the conversion of production technology. The integration of thebrickbusiness was started immediately.

Financial flexibility to continue growth course

Net debt increased only slightly to € 762.4 million despite the high investment volume of € 632.6 million. Gearing fell from 68.9 to 55.8% following the capital increase, which gives us sufficient flexibility to continue our profitable growth strategy. Our objective is to hold gearing within a range of 60 to 80%. Roughly € 270 million of our free cash flow can be invested in growth. This leaves us with an additional € 600 million in debt capacity if we raise gearing to 100%, which is temporarily conceivable over the short-term.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Geographic portfolio and strong market positions as the basis for success

The foundation for the sustainable success of Wienerberger is formed by strong positions on all local markets and a balanced geographical portfolio. This allows us to offset fluctuations in individual markets and minimize risk. The largest share of revenues is generated in the USA with 16%, followed by Germany with 13%, Holland with 11% and Belgium with 10%. Each other country in which we are active is responsible for less than 10% of Group revenues. Wienerberger is the world's largest producer of hollow bricks. In facing bricks we are number one in Europe and number two in the USA. The acquisition of Koramic Roofing developed roofing systems into a second core business and made Wienerberger the second largest manufacturer in Europe.

Logical consolidator in the brick industry with profitable opportunities for growth

As the largest producer of bricks in the world we are the logical consolidator in the brick industry. That gives us unique access to profitable growth projects. We can integrate acquired companies and new plants into our local organizations without increasing costs in the same proportion as revenues. This leads to an attractive return on capital employed by the third year after integration, which exceeds the current return for the Group by a sizeable amount. In this way, we intend to continually improve the quality of earnings. We took a major step in this direction during 2004: the EBITDA margin increased from 21.7 to 23.1%, and return on capital employed (ROCE) rose from 8.7 to 9.7% and thereby significantly exceeded our 7.5% cost of capital. Our goal is to raise earnings by at least 10% each year – a course that we intend to follow over the long-term.

Continuation of growth course with smaller projects

From the present standpoint, I estimate that we will invest at least € 250 million in growth during 2005. These projects will be comprised of 60% in new plant construction or capacity expansion and 40% in smaller takeovers. We may also make larger acquisitions if opportunities arise. Projects will be ranked according to profitablility, with current plans calling for one-half in Eastern Europe, one-third in West Europe and the remainder in the USA. In the growth markets of Eastern Europe and the USA, we will work to improve our positions and grow with the market. We will also take on additional expansion projects in Eastern Europe to increase the scope of our regional activities. Market entry in the Ukraine and Bulgaria is currently under analysis. In Western Europe we will make further acquisitions in order to actively participate in the consolidation of the market and expand our positions.

Positive outlook for key markets with the exception of Germany and Hungary

In Eastern Europe I expect sustainable growth for 2005 and the following years, even if there are temporary declines in individual countries. In Hungary residential construction has fallen by a substantial amount in recent months, but demand remains high in the Czech Republic. Although the market for wall construction materials in Poland declined towards the end of the past year, it should recover in 2005. In Germany the level of new residential construction is low, and there are no signs of lasting improvement. Wienerberger has adjusted its German activities to reflect this situation and further optimized this business. In Belgium we expect sound demand on the real estate market, while new residential construction in Holland will only begin to increase near the end of 2005 due to a shortage of construction sites. For France we forecast moderate growth in the number of housing starts and an increase in the market share of bricks. In Great Britain slight declines in new residential construction cannot be excluded over the short-term, but the low level of per capita housing starts and the high market share of bricks promise good development for sales volumes over the long-run. In the USA I expect steady high demand for facing bricks because of the continued strong level of housing starts, which should extend at least into the third quarter.

Thanks to employees and management, Supervisory Board and shareholders

The success of Wienerberger is built on a strong corporate culture and responsible teamwork by all parties. The success of our local Group companies is the result of sustainable economic, ecological and social efforts by our local employees and managers. This commitment is honored by our customers and business partners. I would like to thank the Supervisory Board for their efficient management of the subjects under consideration and my colleagues on the board for their intensive and constructive teamwork in 2004. However, my greatest thanks go out to our employees and management for their commitment and outstanding results during the past year. I would also like to express my appreciation to you, our shareholders, for the trust you have placed in us. Continue to accompany us and benefit from our growth course in a successful future.

Yours
Wolfgang Reithofer

Managing Board and Management

Wolfgang Reithofer

Chief Executive Officer
Appointed up to May 2006
Responsible for strategy, investor relations and communications
born 1948, married, three children

While working towards his Doctorate of Laws at the University of Vienna, he also attended courses in technical mathematics and business administration. After nine years as assistant to the board and officer with Union Baugesellschaft and Österreichische Realitäten AG, he joined Wienerberger as an officer in 1981 with responsibility for personnel, legal affairs, controlling, and accounting. After only four years he was appointed to the Managing Board in 1985; he became Vice-Chairman in 1992 and CEO in May 2001.

Additional functions: Chairman of the Supervisory Boards of ÖBB Holding AG and ÖBB Immobilien Management GmbH, Vice-Chairman of the Supervisory Boards of ÖBB Personenverkehr AG and Immoeast Immobilien Anlagen AG

Heimo Scheuch

Chief Operating Officer
Appointed up to May 2009
Responsible for building materials in North-West Europe, corporate marketing including product management and Euro-lobbying
born 1966, married

After the completion of legal studies at the Universities of Vienna and Paris and studies at the Vienna University of Economics and Business Administration, the City of London Polytechnic and Ecole Superieure de Commerce de Paris, he began his career with the legal firm Shook, Hardy & Bacon in Milan and London as a corporate finance specialist. In 1996 he joined Wienerberger AG as assistant to the Managing Board; in 1997 he transferred to the senior management of Terca Bricks in Belgium, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

Additional functions: Member of the Executive Committee of the European Brick Association, board member of the French and Belgian brick associations.

Hans Tschuden

Chief Financial Officer
Appointed up to May 2009
Responsible for finance, treasury, IT, human resources, risk management, and corporate development as well as building materials in the USA and the Pipelife JV
born 1958, married, two children

He completed studies at the Vienna University of Economics and Business Administration and INSEAD in Paris, and started his career – after working in the accounting department of Ögussa and as assistant to the Managing Director of Heringrad – with the Wienerberger Group in 1989 as controller. He then advanced to become Managing Director of Keramo Wienerberger in Belgium, Wienerberger pipe systems in Vienna and Steinzeug clay pipe sewage systems in Cologne. In 1999 he became a member of the Wienerberger Management Committee and joined the Managing Board of Wienerberger AG in May 2001 as CFO.

Johann Windisch

Chief Operating Officer
Appointed up to May 2009
Responsible for building materials in Central-East Europe and Central-West Europe as well as technology, engineering and procurement
born 1952, married, two children

After receiving his doctorate in Industrial Engineering and Management from the Technical University of Vienna and consulting work for Agiplan in Vienna, he joined Wienerberger in 1980 as assistant to the Managing Board. He assumed management of the controlling and accounting departments in 1983, and took over direction of the building construction area in 1987. He was then appointed to the Managing Board of Wienerberger Ziegelindustrie, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

Additional functions: Chairman of the Hollow Brick Product Group and member of the Executive Committee of the European Brick Association, President of the Austrian Association of Brick Producers, member of the Board of the Croatian-Austrian Chamber of Commerce



From left to right: Johann Windisch, Wolfgang Reithofer, Heimo Scheuch, Hans Tschuden

Management Committee

The Management Committee supports the Managing Board in the strategic and organizational development of the Wienerberger Group.

Top Executives

Johan van der Biest
Wienerberger NV, Belgium

Dick Green
General Shale Bricks Inc., USA

Klaus Hoppe
Wienerberger Ziegelindustrie GmbH, Germany

Bert Jan Koekoek
Wienerberger B.V., Netherlands

Christian Schügerl
Wienerberger International NV, Eastern Europe

Karl Thaller
Wienerberger International NV, Eastern Europe

Willy van Riet
Wienerberger Ltd., Great Britain

Corporate Services

Andrea Herbeck
General Secretary (up to October 2004)

Martin Kasa
Corporate Marketing

Thomas Leissing
Corporate Controlling (up to December 2004)

Walter Linke
Corporate Engineering

Thomas Melzer
Corporate Communications

Brigitta Schwarzer
General Secretary (as of November 2004)

Moritz Stipsicz
Corporate Development (up to January 2005)

Hannes Taubinger
Corporate Controlling (as of January 2005)

Report of the Supervisory Board

Regular meetings of the Supervisory Board and its committees

During the reporting year the Supervisory Board and Managing Board held four meetings that included extensive discussions on the financial position and strategic development of the Group as well as major events, investments and programs. The Strategy Committee met five times, and the Personnel Committee four times. The Accounting Committee consulted the auditor in its discussion of the annual financial statements for 2003, which were conducted on March 30, 2004. The current members of the Supervisory Board attended all meetings.

Extensive coordination between Supervisory and Managing Boards

At all meetings the Managing Board provided the Supervisory Board with detailed information and also supplied regular written reports on the business and financial condition of the Group and its holdings, as well as the personnel situation, capital expenditure and acquisition plans. Separate reports were prepared for special projects. In addition, the Chairman and Vice-Chairman of the Supervisory Board held regular individual conferences with the members of the Managing Board.

Full acquisition of Koramic Roofing and capital increase

The joint work of the Supervisory Board und Managing Board in 2004 was directed towards a number of operating and strategic actions as well as financing for the growth program. One important subject was the development of the new core product area roofing systems and the full acquisition of Koramic Roofing as of April 1, 2004. In order to finance this major acquisition and also continue the Group's profitable growth strategy with a number of smaller takeovers and the creation of new capacity, a capital increase was authorized after a detailed analysis of the financial situation. Wienerberger AG issued a total of 8,888,823 new shares at a price of € 26 and realized an equity increase of € 221.8 million after the deduction of all costs.

Acquisition of thebrickbusiness within limits

The company also entered the market in Great Britain at the end of September 2004 by acquiring the third largest brick producer in this country. Wienerberger purchased thebrickbusiness with its ten facing brick plants, and thereby strictly adhered to its own criteria for purchase price and profitability. After several attempts, this transaction represented the successful takeover of a major producer on Europe's largest facing brick market at attractive conditions.

Solid gearing despite high investment volume of € 632.6 million

The year 2004 brought unusually strong growth with an investment volume of € 632.6 million. High free cash flow and a successful capital increase allowed the company to reduce gearing to 55.8% at year-end. Continuation of the profitable growth course is therefore guaranteed over the long-term.

Further improvement in corporate governance

The Supervisory Board discussed ways to further improve corporate governance in the company at two meetings, and subsequently amended the rules of procedure for the Managing Board and Supervisory Board. In addition, a Personnel and Nominating Committee was given the resonsibility for selecting candidates for the Supervisory Board and new members were elected to the committees. In order to ensure the equal treatment of all shareholders, the 135th Annual General Meeting on May 11, 2004 voted to exclude a discount permitted by Austrian takeover law in determining the price for a mandatory offer. This Annual General Meeting also renewed the authorization for the repurchase and use of treasury stock, approved the creation of conditional capital and consented to a capital increase.

Friedrich Kadrnoska, Chairman of the Supervisory Board of Wienerberger AG

Unqualified opinion and approval of annual financial statements

The annual financial statements and review of operations of Wienerberger AG as well as the consolidated financial statements for 2004 according to IFRS were audited by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. All documentation related to the annual financial statements, the recommendation of the Managing Board for the distribution of net profit and the reports of the auditors were discussed in detail by the Accounting Committee and presented to the Supervisory Board. We examined this information in accordance with § 96 of the Austrian Stock Corporation Act and agree with the results of the audit. The Supervisory Board has approved the annual financial statements, which are hereby ratified in accordance with § 125 Par. 2 of the Austrian Stock Corporation Act. We also agree with the recommendation of the Managing Board for the use of retained earnings.

Thanks to employees and management

In May 2004 Jean Dominique Sturm, entrepreneur, and Karl Schmutzer, Managing Director of B&C Holding GmbH, resigned from the Supervisory Board. As the new independent shareholder representatives, the 135th Annual General Meeting elected Claus Raidl, CEO of Böhler-Uddeholm AG, and Franz Rauch, Managing Partner of Rauch Fruchtsäfte Gesellschaft mbH, to the Supervisory Board. The Supervisory Board would like to thank its former members as well as the management and, above all, the employees of the Wienerberger Group for their dedication and outstanding results during the past year.

Vienna, March 29, 2005
Friedrich Kadrnoska, Chairman



Members of the Supervisory Board

7 shareholder representatives

Friedrich Kadrnoska, *Chairman appointed up to the 138th AGM (2007)*
Chairman of the Supervisory Boards of Wiener Börse AG, Österreichisches Verkehrsbüro AG and Adria Bank AG, member of the Supervisory Board of VISA Service Kreditkarten AG, member of the Managing Board of "Privatstiftung zur Verwaltung von Anteilsrechten"

Christian Dumolin, *Vice-Chairman appointed up to the 137th AGM (2006)*
President of the Koceram Group, Chairman of the Supervisory Board of Koramic Building Products NV, member of the Regents Board of the Belgian National Bank, member of the Supervisory Board of Solvus NV Antwerp

Rupert Hatschek *appointed up to the 138th AGM (2007)*
Managing Director of Rupertus Vermögensverwaltungs- und Beteiligungsges.m.b.H., member of the Supervisory Boards of AIBC Anglo Irish Bank (Austria) Kapitalanlagegesellschaft m.b.H., Vienna (Vice-Chairman), König & Bauer AG and Maschinenfabrik KBA-Mödling AG

Franz Lauer *appointed up to the 138th AGM (2007)*
Member of the Supervisory Boards of Flughafen Wien AG and Teerag Asdag AG

Harald Nograsek *appointed up to the 138th AGM (2007)*
Chief Financial Officer of Österreichisches Verkehrsbüro AG, member of the Supervisory Board of Rail Tours Touristik GmbH

Claus Raidl *appointed up to the 140th AGM (2009)*
Chief Executive Officer of Böhler-Uddeholm AG, member of the Supervisory Board of Wiener Börse AG, Donau Allgemeine Versicherungs-Aktiengesellschaft and Voestalpine Bahnsysteme GmbH

Franz Rauch *appointed up to the 140th AGM (2009)*
Managing partner of Rauch Fruchtsäfte Gesellschaft mbH, member of the Supervisory Boards of ÖBB Holding AG, Bank Austria Creditanstalt AG, Generali Holding AG, OTAG Oberflächentechnologie AG, Hohenems, Vorarlberger Kraftwerke AG and Vorarlberger Illwerke AG

4 employee representatives

Rupert Bellina *(as of January 25, 2005)*
Foreman at Semmelrock Baustoffindustrie GmbH

Claudia Krenn
Facility management at Wienerberger AG

Karl Sauer
Chairman of the Employees' Council and speaker of the European Employees' Council

Helmut Urban
Mechanic at Hennersdorf brick plant in Austria

Resigned

Walter Arnez *(as of January 25, 2005)*
Willy van Riet *(as of March 30, 2004)*
Karl Schmutzer *(as of May 11, 2004)*
Jean Dominique Sturm *(as of May 11, 2004)*

4 committees

Presidium
Friedrich Kadrnoska *(Chairman)*
Christian Dumolin

Strategy Committee
Friedrich Kadrnoska *(Chairman)*
Christian Dumolin
Claus Raidl
Karl Sauer

Accounting Committee
Harald Nograsek *(Chairman)*
Franz Lauer
Karl Sauer

Personnel and Nominating Committee
Friedrich Kadrnoska *(Chairman)*
Christian Dumolin
Rupert Hatschek
Franz Rauch
Karl Sauer

Corporate Governance Report

Early implementation of Value Management

For many years Wienerberger has followed a strategy that is designed to increase the value of the Company on a sustainable and long-term basis. Strict principles of good management and transparency as well as the continuous development of an efficient control system in the interest of all stakeholders form the basis for meeting this goal. This corporate culture creates trust in the Group, and is therefore an essential factor for the long-term creation of value.

Guidelines to prevent insider trading

We give the highest priority to the equal treatment of and provision of comprehensive information to all shareholders. To prevent insider trading, we have issued the Wienerberger Compliance Code, which is shown on our website (www.wienerberger.com). This guideline implements the provisions of the Issuer Compliance Regulations published by the Austrian Financial Market Authority, and also covers the members of the Supervisory Board. Compliance with these regulations is monitored on a continuous basis.

Implementation of Austrian Corporate Governance Code

The Austrian Corporate Governance Code took effect in October 2002. The basis for this code is formed by Austrian stock corporation, stock exchange and capital market law as well as the OECD guidelines for corporate governance. The code provides a framework for corporate management and control. Key principles such as

- Equal treatment of all shareholders
- Transparency
- Open communications between the Managing Board and Supervisory Board
- Avoidance of conflicts of interest by bodies of the corporation
- Efficient control by the Supervisory Board and auditor

are designed to strengthen the confidence of investors in companies and in Austria as a financial market. The code exceeds legal requirements, and compliance is voluntary. Observance of the code also means that the failure to meet C-Rules ("comply or explain") must be explained and disclosed.

Support for code and far-reaching transparency

Wienerberger was one of the first companies to declare its support for the Austrian Corporate Governance Code and commit to the observance of its rules. We not only meet the minimum requirements of this code, but strive to achieve transparency and best practice. Wienerberger has already received two stock exchange awards for its leading role in corporate governance in Austria.

Evaluation of compliance with code by KPMG

The implementation and correctness of our public announcements was evaluated by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in accordance with the standards issued by the International Federation of Accountants for audits. Their report can be reviewed on our website under www.wienerberger.com. The auditor's evaluation of our adherence to the rules of the code and the correctness of our announcements confirmed that this public declaration of compliance with the code is correct.

Committees prepare decisions for full Supervisory Board

In keeping with the spirit of the code, the members of the Managing Board and Supervisory Board, in particular through their chairmen, regularly confer on development and strategy of the Company above and beyond discussions conducted during the meetings of the Supervisory Board. The Supervisory Board also exercises its consultative and control functions through committees, as required by the significance of and special expertise needed for specific issues. The ***full Supervisory Board*** is responsible for decisions that involve subjects of fundamental importance or the strategic direction of the Group. The ***Strategy Committee*** prepares decisions for the entire Supervisory Board, approves transactions and measures that do not require the authorization of the entire Supervisory Board and also makes decisions in urgent cases. The ***Accounting Committee*** is responsible for all questions related to the annual financial statements and the audit of the Group as well as Group accounting policies, in preparation for the full Supervisory Board. In addition, the accounting committee evaluates the independence of the auditing firm and its qualifications as verified by a peer review.

Implementation of a Personnel and Nominating Committee

In order to meet future requirements to guarantee the independence of this body and in accordance with international practices, the Supervisory Board expanded the Personnel Committee on December 3, 2004 to also include a nomination panel that will recommend candidates for the Supervisory Board. This new function is designed to actively manage succession planning for the Supervisory Board and ensure the independence of this body. The ***Personnel and Nominating Committee*** is responsible for preparing nominations to the Managing Board and appointments to the Supervisory Board. If the annual general meeting is scheduled to elect members to the Supervisory Board, personal information on the candidates is provided on our website three weeks in advance.

Succession planning for Managing Board based on assessment

In 2000 an assessment process was conducted for Wienerberger management to select new members for the Managing Board. This objective procedure led to an extension of Wolfgang Reithofer's term of office as well as the appointment of Heimo Scheuch, Hans Tschuden and Johann Windisch to the Managing Board. It also provides the Personnel and Nominating Committee with basic information to be used in succession planning for the Wienerberger Managing Board.

Report on related party transactions

The Supervisory Board of Wienerberger includes no former members of the Managing Board or key employees, and there are also no cross representations. No loans were granted to the members of the Supervisory Board or Managing Board, and no agreements have been concluded with these persons. Information on contracts concluded with related companies is provided in the notes on page 119.

All members of Wienerberger Supervisory Board are independent

The sale of all shares by Bank Austria Creditanstalt and Koramic transformed Wienerberger into a pure free float company without a core shareholder and only independent Supervisory Board members. Bank Austria Creditanstalt now holds a stake of less than 15%, which is the underlying for an exchangeable bond issued in January 2004 and has no representative on the Supervisory Board. The Austrian Corporate Governance Code does not define a specific procedure for the election of free float representatives.

Disclosure of auditor's fees

The 135th Annual General Meeting nominated KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to audit the annual financial statements and consolidated financial statements of Wienerberger AG. In addition to this function, KPMG is in some cases involved in tax and financial consulting for the Wienerberger Group through its global network of partner offices. Consulting fees charged by KPMG, excluding the audit of financial statements, totaled less than € 1 million in 2004. Audit fees and related services equaled € 1.3 million. There are currently no project-related contractual agreements for the provision of consulting services in 2005.

Extensive risk management does not require new department

A management letter prepared by the auditor as well as a report by this firm on the efficiency of risk management in the Wienerberger Group was presented to the Chairman of the Supervisory Board and discussed by this body. The risk analysis prepared together with an external consultant indicated that the specific circumstances associated with the risk situation of the Wienerberger Group could not be optimized in a reasonable manner through the establishment of a traditional internal audit function. Therefore, internal controlling and audit functions are carried out by Group controlling to avoid additional costs, and evaluated by the auditor based on a questionnaire with a focus that varies each year. The Managing Board reports to the Supervisory Board once each year on planning as part of this control system and the most important results of control measures.

"One share – one vote" applies in full

Wienerberger AG has issued 74.2 million shares of common stock. There are no preferred shares or limitations on common shares. Therefore, the principle "one share – one vote" applies in full.

15% discount eliminated

In order to guarantee the equal treatment of all shareholders in the determination of a price for mandatory offers, the Annual General Meeting on May 11, 2004 voted to exclude the 15% discount permitted by § 26 Par. 1 of the Austrian Corporate Takeover Act. This decision will ensure that each shareholder receives the same price for his or her Wienerberger shares in the event of a mandatory offer.

Current data on compensation and director's dealing on the website

Information on the compensation paid to each member of the Wienerberger Managing Board and an overview of stock held by these persons is provided in the notes on pages 101 and 121. Current updates on the purchase and sale of Wienerberger shares by members of the Managing Board or Supervisory Board is disclosed on the Company's website under director's dealing. The Supervisory Board has amended the criteria for the Wienerberger stock option plan to cut the number of options, and to limit the exercise windows and thereby prevent a collision with the ex-dividend day. Detailed information on the stock option plan is provided in the notes on pages 119 to 121.

Full implementation of the Code

Under consideration of the above-mentioned modification to Article IV, 18 (internal audit), Wienerberger meets all rules of the Austrian Corporate Governance Code, even those that have only recommendation character.

The Wienerberger Share

ATX records the strongest performance in Europe with +57%

The mood on international financial markets remained favorable in 2004, supported by rising optimism over economic recovery. Solid performance was reported by the English FT-SE 100 with +8% and the American S&P 500 with +9%. The German DAX also extended its upward trend with a plus of 5% in 2004. The strongest growth in Europe was recorded by the Vienna Stock Exchange ATX index, which rose 57% to a new all-time high. This sharp upturn was backed by the continuing East European fantasy of many Austrian issuers and the resulting attention of global institutional investors. The building materials sector can also look back on a positive stock exchange year in 2004, when the Dow Jones Euro-Stoxx Construction & Materials Index rose 22% and the Bloomberg 500 Building Index 13%.

Wienerberger share rises steadily in 2004, for a plus of 66%

The Wienerberger share moved in a single direction during 2004 – upward. With an increase of 66%, our stock outperformed both the ATX and European building material indexes by a substantial amount. The opening price of € 21.10 at the start of the year also represented the annual low. Even the sale of 16.1 million Wienerberger shares – or 25% of share capital at that time – for € 24.50 by the former core shareholders Bank Austria Creditanstalt and Koramic in February triggered only a slight temporary decline. The high demand for our shares was confirmed in May, with the share price rising after the announcement of a 13.6% capital increase. The Wienerberger share closed the year at € 35.15 after reaching an annual high of € 36.35 in December. This sound development continued into 2005, up to a share price of € 37.55 on February 28.

Development of Share Price


€ 45
€ 40
€ 35
€ 30
€ 25
€ 20
€ 15
J 04
F 04
M 04
A 04
M 04
J 04
J 04
A 04
S 04
O 04
N 04
D 04
J 05
F 05
Wienerberger AG
ATX – Austrian Traded Price Index
DJ Euro Stoxx Construction & Materials

Capital increase

Successful € 221.8 million capital increase

Wienerberger carried out a 1:8 rights offering at market, combined with a global offering during May and June of the past year. The objective of this transaction was to raise funds for an acceleration of the growth program and also allow the Company to exercise its option to purchase the remaining 50% stake in Koramic Roofing at an early stage. This capital increase allowed Wienerberger to maintain its financial flexibility for further growth steps in the core business. Including the greenshoe, CAIB / Bank Austria Creditanstalt and UBS Investment Bank placed 8.9 million new shares with Austrian and international investors at a price of € 26. This price was 3.8% above the share price on the day before the announcement – a clear sign for the approval of our capital increase by the market. The above-mentioned transactions placed € 625 million of Wienerberger shares with institutional investors in 2004.

Key Data per Share		**2002** [1]	**2003** [1]	**2004**	**Chg. in %**
Free cash flow [2]	*in €*	3.52	4.09	4.33	+6
Earnings	*in €*	1.31	1.71	2.54	+49
Adjusted earnings [3]	*in €*	1.57	2.01	2.54	+26
Dividend	*in €*	0.66	0.77	1.07	+39
Equity [4]	*in €*	15.01	15.17	19.64	+29
Share price high	*in €*	20.10	21.60	36.35	+68
Share price low	*in €*	11.20	14.76	21.10	+43
Share price at year-end	*in €*	16.95	21.18	35.15	+66
P/E ratio high [5]		12.8	10.7	14.3	-
P/E ratio low [5]		7.1	7.3	8.3	-
P/E ratio at year-end [5]		10.8	10.5	13.8	-
Shares outstanding (weighted) [6]	*in 1,000*	64,640	64,645	69,598	+8
Market capitalization at year-end	*in € mill.*	1,106.5	1,382.6	2,607.0	+89
Average stock exchange turnover/day	*in € mill.*	2.1	3.0	12.2	+307

1) To improve comparability, figures for 2002 and 2003 were adjusted to include Pipelife at equity
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Before amortization of goodwill; in accordance with IFRS 3, goodwill is no longer amortized beginning in 2004
4) Equity including minority interest
5) Based on adjusted earnings per share
6) Adjusted for treasury stock

Liquidity
in € mill.


20
15
10
5
0
13.6
13.7
9.4
12.4
16.0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Avg. stock exchange turnover of Wienerberger share/day

The trading volume of Wienerberger shares also showed impressive growth in 2004. With annual turnover of € 3,058.0 million or an average of 434,042 shares per day (purchases and sales, double-count method), the stock's liquidity more than quadrupled over the prior year. In a ranking of top issues on the Vienna Exchange based on trading volume, the Wienerberger share moved from sixth to fifth place. Over-the-counter sales totaled € 1,951.4 million versus € 413.9 million in the prior year. On the Austrian Futures and Option Exchange (ÖTOB) 110,372 option contracts with a total volume of € 293.5 million were traded for Wienerberger stock.

Wienerberger follows a constant dividend policy, which calls for a payout ratio of roughly 45% of profit after tax. The Managing Board will therefore recommend that the Annual General Meeting on May 12, 2005 approve the payment of a € 1.07 dividend per share, which represents an increase of 39% and a total distribution of € 78.7 million. This reflects a yield of 3.7% based on the average share price for 2004 and 3.0% at the year-end rate. Wienerberger will also continue this dividend policy in the future, in order to offer shareholders an attractive minimum return on their invested capital.

Shareholder structure by country


France 8%
Other 7%
Great Britain 33%
USA 23%
Austria 18%
Germany 11%

Shareholder Structure

Wienerberger AG is listed with 74.2 million shares of zero par value common stock (bearer shares, no preferred or registered shares) in the Prime Market segment of the Vienna Stock Exchange. In the USA the Company trades on the OTC market through a Sponsored ADR Level 1 Program of the Bank of New York. With market capitalization of € 2.6 billion (+ 89% over the previous year) at year-end 2004 and a weighting of 8.4% in the ATX, Wienerberger is one of the five largest listed companies in Austria.

The February sale of Wienerberger shares by Bank Austria Creditanstalt and Koramic transformed Wienerberger into a pure free float company without a core shareholder and with an over 85% component of free float. The remaining shares are the underlying for a three-year exchangeable bond issued by Bank Austria Creditanstalt in January 2004. These shares can also be considered as placed due to the € 24 exercise price. This high level of free float and increased liquidity have led to the inclusion of Wienerberger in other major indexes such as the Dow Jones Euro-Stoxx Small Cap 200 and Dow Jones STOXX 600, and also resulted in a higher weighting in the ATX and other indexes.

Shareholder structure by investor type


Index 9 %
Hedge funds and other 8 %
BA-CA exchangeable bond 14 %
Growth 34 %
GARP 10 %
Value 14 %
Retail 11 %

Wienerberger has a widely diversified shareholder structure, which is typical for an international publicly traded company. It should be noted that the majority of professional investors comes from Anglo-Saxon countries, including Great Britain (33%) and the USA (23%). The share of private investors totals only 11%, whereby 89% are institutional investors. Nearly half of these institutional investors are growth-oriented (growth or GARP investors, see the graph on the left). Our owners include some of the best known investment companies in the world, such as Fidelity, the Deutsche Asset Management Group, Allianz Dresdner and Threadneedle. Fidelity International Limited reported a holding of more than 5% of Wienerberger shares at the start of 2004, and Bank Austria Creditanstalt announced that its stake had fallen below 15% as of February 22, 2005 following the exchange of the first bonds.

Investor Relations

Professional investor relations have had a high priority at Wienerberger for years. This function reports directly to the Chief Executive Officer, but its work is also integrated closely with the Chief Financial Officer. The primary goal of our investor relations activities is to provide a true and fair view of the company, and thereby facilitate a correct valuation of the Wienerberger share.

Investor contacts rise significantly in 2004

The year 2004 set a new record for the number of road shows and participation in investor conferences in Europe and the USA. The Managing Board and investor relations team met hundreds of investors from all over the world personally during the past year, and discussed the Company as well as its development and strategy in conference calls and video meetings. Our investor relations website was also optimized and expanded in 2004. In addition to a wide range of information on our Company, we also provide download versions of annual and interim reports, a financial calendar, current presentations, live webcasts of the annual general meeting and press conferences, recordings of conference calls, analysts' earnings estimates and current reports, and a specially designed online annual report (annualreport.wienerberger.com).

Awards for IR, annual report and online reporting

Our efforts to continually improve investor relations are also acknowledged and rewarded by the financial community. In 2004 we received second prize at the Austrian Stock Exchange Awards in both the main category and corporate governance. The honors for our annual report were even better. We won a number of prizes at the Austrian Annual Report Awards: the main prize for the best Austrian annual report in 2003 as well as awards for the best business reporting, best report for professional investors and best online report. At the renowned worldwide ARC Awards in New York, Wienerberger received the Silver Award for its online annual report.

Strong increase in analyst coverage during 2004

The coverage of our company by a large number of well-known Austrian and international investment banks increased strongly both in number and frequency during the past year. As of March 2005 the following research houses publish regular analyses on Wienerberger and its stock (in alphabetical order): Bank Austria Creditanstalt (Vienna), Berenberg Bank (Hamburg), Credit Suisse First Boston (London), Deutsche Bank (London/Vienna), Dresdner Kleinwort Wasserstein (London), Erste Bank (Vienna), JP Morgan (London), MAN Securities (London), Merrill Lynch (London), RCB (Vienna), UBS (Frankfurt/London).

Information on the Wienerberger Share

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-mail:	communication@wienerberger.com
Website:	www.wienerberger.com
Online Annual Report:	annualreport.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Highlights and Milestones

February 14
Wienerberger announces successful results
Wienerberger increases operating profit by 25% in 2003 and promises higher dividend.

April 30
Wienerberger expands capacity in US brick plants
Wienerberger forces the pace of its US activities and expands plants in Rome/Georgia, Brickhaven/North Carolina and Louisville/Kentucky.

May 19
Wienerberger exercises its option to acquire the remaining 50% stake in Koramic Roofing, and continues the steady development of its second core business.

June 26
Wienerberger builds brick plant in Russia
Wienerberger signs investment agreement with representatives of the Vladimir district and prepares its entry into the emerging Russian market with the construction of a new plant near Moscow.

February 18
Wienerberger becomes a free float company after the exit of the two core shareholders, Koramic and Bank Austria Creditanstalt.

May 5
With investments of roughly € 43 million in Poland, the Czech Republic and Hungary, Wienerberger further increases its market position in Eastern Europe.

June 3
Wienerberger creates the Brick Award, an international architecture prize. Every two years, contemporary European brick designs will be honored by international architecture critics.

July 28
An innovative partnership
Wienerberger intensifies its cooperation with WWF Austria and presents the first joint brochure "Life with bricks".

Koramic stoot afdeling dakpannen volledig af

BRUSSEL — Wienerberger heeft bracht in Wienerberger in ruil voor den". Dumolin zei gisteren dat na-

Bank Austria, Koramic quit Wienerberger for Eu394m

Bank Austria Creditanstalt (BAC) and Koramic Building Products divested their holdings in the (Thursday) they closed at Eu24.90. BAC sold 9.6m of the shares. It has held a stake in Wienerberger

Preisverleihung Wienerberger vergibt erstmals die „Brick Awards"

Fest für den Ziegel

Wienerberger investiert im Osten

43 Millionen Euro für Projekte in Polen, Tschechien, Ungarn

Wien - Die auf Mauerziegel Die Fabriken Kupno und in Jezernice. Der Neubau wird

Austrians bu

By Haig Simonian in Zurich The Austrian whose shares ar

Wienerberger places new shares at 26 euros

March 2
Brick group acquires 2 plants in Germany
Wienerberger acquires two modern hollow brick plants in the southwest of Germany from Trost, and strengthens its market position in a region with below average presence to date.

May 11
Wienerberger receives Baa2 rating from Moody's
After an initial rating by Standard & Poor's in 2003, Wienerberger also receives a Baa2 / stable outlook rating from Moody's.

June 4
Wienerberger places a capital increase and receives new funds for accelerated growth.

August 19
Wienerberger tops expectations
Wienerberger increases revenues by 15% and EBITDA by 23% during the first six months, and plans further investments in profitable growth projects.

1819 *Founding by Alois Miesbach on the Wienerberg in Vienna*

1869 *Start of public trading on the Vienna Stock Exchange*

1918 *Loss of plants in Croatia, Hungary and Czechoslovakia in the wake of World War I*

1945 *Hundreds of dead and destruction of plants on the Wienerberg in aerial attacks*

1955 *Record production for the reconstruction of Vienna after World War II*

1972 *Investment in Bramac concrete roof tile company in Austria*

1980 *Beginning of reorganization and turnaround by new management under Erhard Schaschl*

1986 *Start of internationalization and expansion through acquisition of the Oltmanns Group in Germany*

1989 *Founding of Pipelife joint venture (plastic pipes), investment in Treibacher Chemische Werke (metallurgy and abrasives) and the ÖAG Group (sanitary products wholesaler), expansion of clay pipe activities*

1990 *Start of expansion in Eastern Europe through market entry in Hungary*

1994 *Sale of the ÖAG Group*

1995 *Acquisition of the Sturm Group in France*

1996 *Acquisition of Terca, the leading facing brick producer in Benelux, majority investment in Semmelrock (pavers) in Austria*

August 26
Wienerberger buys brick plants in Czech Republic
Wienerberger acquires three plants in the north of Moravia, and gains a strong position in this interesting economic region.

September 10
Wienerberger purchases two plants from the Danish brick producer Wewers, and becomes Nr. 2 in Denmark and Nr. 1 in Scandinavia.

September 15
Wienerberger opens Romania's largest and most modern hollow brick plant in Gura Ocnitei.

September 28
Wienerberger acquires thebrickbusiness in Great Britain and becomes Nr. 3 on the largest European facing brick market.

September 28
A solid house on a secure foundation
Wienerberger receives three of the five prizes at this year's Austrian Annual Report Award from the business magazine "Trend": best annual report in Austria, best report for professional investors and best online annual report.

October 15
Wienerberger on expansion course with Semmelrock subsidiary
Semmelrock continues its successful expansion in Eastern Europe with new investments in Poland, Hungary and Slovakia.

October 28
Wienerberger bets on rising interest in high-quality roof tiles from France and Belgium, and invests € 33.5 million to strengthen its market position in these countries.

December 14
The man of the year
Wolfgang Reithofer is voted man of the year by the editorial team of the Austrian business magazine "Trend".

December 23
A home for street children
Wienerberger supports the Concordia project initiated by Father Sporschill for the second time this year, and donates € 75,000 to finance the construction of a house for Romanian street children.

January 20
Wienerberger starts a spontaneous Group-wide campaign to help the victims of the Tsunami disaster and donates € 1.2 million for reconstruction of the Iraalodai fishing village on the eastern coast of Sri Lanka.

February 16
Wienerberger announces record results for 2004 and plans to invest at least € 250 million for growth in 2005.

Wewers solgt til Wienerberger

OFFENSIVE Ziegelkonzern investiert 33,5 Millionen €
Wienerberger baut die Dachsparte massiv aus

1,2 Millionen Euro von „Wienerberger" an das SOS Kinderdorf ● Hilfe für Sri Lanka
Konzern spendet ein ganzes Dorf

UK brick group
up, bought Ibstock, the market approached Cinven and
ely leader, and Hanson. The UK Royal Bank of Scotland.

Wienerberger ridică miza pe România

Wienerberger on hunt for acquisitions
Wienerberger, the world's

1997 *Sale of the Business Park Vienna real estate project and Treibacher Abrasives*

1999 *Advance to Global Player through the acquisition of General Shale in the USA, purchase of ZZ Wancor in Switzerland, and acquisition of Mabo in Scandinavia by Pipelife*

2000 *Transformation to pure player in building materials through sale of Treibacher Industries and Wipark garage business, acquisition of Cherokee Sanford in the USA*

2001 *New Managing Board under Wolfgang Reithofer, acquisition of Optiroc brick division in Northern Europe, implementation of a Group-wide restructuring program with focus on Germany*

2002 *Acquisition of Hanson plc brick activities in Continental Europe*

2003 *Development of Roofing Systems as second core business through acquisition of a 50% stake in Koramic Roofing and advance to Number 2 in roofing systems in Europe, sale of Steinzeug clay pipe activities*

2004 *Transformation to a pure free float company, full acquisition of Koramic Roofing and thebrickbusiness in Great Britain*

Products

Facing bricks (1)

Wienerberger brand: TERCA

Facing bricks are used in visible brick architecture: facades and interior walls are made from or covered with these bricks. The necessary functions of the load-bearing walls are provided by hollow bricks or other building materials such as concrete or calcium silicate blocks.

A wall made of facing bricks is an esthetic calling card for a home, and also provides optimal protection from the weather – there is no maintenance or expensive renovation in later years. Facing bricks can also be used in a wide range of decorative applications: for example exterior enclosures, interior walls, arches or chimney cappings. Wienerberger facing bricks are sold under the TERCA brand. They open up a wide range of design alternatives through the combination of colors, shapes and surface structures – a feature that is provided by hardly any other building material.

Facing bricks can also be combined together in storey high prefabricated elements for fast construction. Especially in the area of non-residential construction, brick architecture can therefore play an important role in modern, economic building.

Similar to clothing, architecture is also subject to fashion trends. In this respect the development of new colors, surface structures and special shaped bricks plays an important role. The goal of Wienerberger is to meet the design requirements of architects and builders, and progress with the times.

Pavers (2)

Wienerberger brands: TERCA (clay) and SEMMELROCK (concrete)

Pavers by Wienerberger are produced as clinkers made of clay or as concrete tiles and slabs. These materials are used by homeowners (for driveways, paths, terraces and garden design) as well as in public areas (sidewalks, open areas and pedestrian zones).

The large range of shapes, colors and surface structures offered by TERCA clay pavers and SEMMELROCK concrete pavers place virtually no limits on the esthetic fantasy and durability of paver designs. SEMMELROCK concrete pavers also permit the spatial structuring and design of garden landscapes, for example with products for slopes, planters and fencing systems.

1

2

Clay roof tiles (3)

Clay roof tiles are used primarily to cover pitched roofs. They not only provide sustainable protection for houses from the weather, but also represent an important design element for architects. Clay roof tiles are not only used in new construction, but also to a large extent in the renovation of existing buildings.

Wienerberger brand: KORAMIC

Wienerberger clay roof tiles are sold under the KORAMIC brand. They are available in a wide variety of forms (pressed or plain tiles), colors and surfaces (natural, glazed, engobed or sanded). These product features create a unique and attractive look for a roof made of clay tiles. For each type of tile, there is a complete line of special tiles and accessories such as ridge tiles, verge tiles, and much more.

3

4

Hollow bricks (4)

Hollow bricks are used for load-bearing exterior and interior walls as well as for non-load-bearing partition walls or fillwork. A wall made of hollow bricks is normally not seen after completion because it is covered with plaster or paneling.

Wienerberger brand: POROTHERM (POROTON in Germany)

In any case, the technical advantages and features of these monolithic walls are convincing: high compressive strength, excellent thermal insulation and heat accumulation, sound insulation, high fire resistance (nonflammable), moisture regulating. In short, walls made of bricks create an unmistakably pleasant comfort atmosphere.

Wienerberger hollow bricks are sold under the POROTHERM brand (POROTON in Germany), and are optimized to meet these special applications and requirements. Examples are extreme thermal insulating, thick clay blocks for exterior walls, special heavy clay blocks for improved sound insulation and seismic-resistant bricks for safe construction in earthquake zones.

The Wienerberger hollow brick system also includes brick lintels and brick ceiling systems, which makes it possible to build an entire house with bricks – from the basement to the roof.

Market Positions and Structure

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe with a total of 234 plants in 24 countries.

Wienerberger Brick Markets in Europe

Nr. 1 in Europe

Wienerberger market positions in hollow and/or facing bricks



1
1
1
1
2
3
1
1
1
1
1
1
1
1
1
4
1
1
1
1
1
Wienerberger Markets
Export Markets

Wienerberger Roofing Markets in Europe

Nr. 2 in Europe

Wienerberger market positions in clay and/or concrete roof tiles



1
1
1
n.a.
1
1
4
1
1
1
1
1
1
1
Wienerberger Markets
Export Markets
Joint ventures Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)

Wienerberger Brick Markets in the USA

Nr. 2 in the USA

Wienerberger market positions in facing bricks


5
1
3
3
3
3
1
2
2
1
1
1
1
1
4
6
4
1
3

Wienerberger Markets

New Segmentation

Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other
Austria	Germany	Belgium	Southeast	Pipelife
Hungary	Switzerland	Holland	Midwest	Real Estate
Czech Republic	Italy	France	Mid-Atlantic	Headquarters
Poland		Great Britain		
Slovakia		Scandinavia		
Croatia		Finland		
Slovenia		Baltics		
Romania				
Bosnia				
Semmelrock				
Bramac				
Tondach Gleinstätten				

Status: March 2005

Corporate Responsibility

Our goal is to create sustainable values with natural products

Wienerberger views business as an integral part of society. Its duty is to serve people and create value for all. Wienerberger takes its role as a responsible member of society seriously and acts in accordance with economic, ecological and social principles. Our goal is to create sustainable values with natural products.

Commited to social progress and ethical behavior

With the signing of a social charter in 2001, the management of Wienerberger formally confirmed its intention to comply with the recommendations of the International Labor Organization (ILO) in Geneva and to follow the principles of social progress. As a logical consequence of this action, Wienerberger also joined the UN Global Compact in 2003. This initiative was started in 1999 by the United Nations to promote good corporate citizenship. The UN Global Compact now comprises ten major principles from the areas of human rights, labor standards, environmental protection and measures to combat corruption. Companies who join this project agree to voluntary compliance with the following principles:


THE GLOBAL
COMPACT

The 10 Principles of the UN Global Compact

1. **Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence, and**
2. **Make sure that they are not complicit in human rights abuses**
3. **Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining**
4. **The elimination of all forms of forced and compulsory labor**
5. **The effective abolition of child labor**
6. **Eliminate discrimination in respect of employment and occupation**
7. **Businesses should support a precautionary approach to environmental challenges**
8. **Undertake initiatives to promote greater environmental responsibility**
9. **Encourage the development and diffusion of environmentally friendly technologies**
10. **Work to combat all forms of corruption including extortion and bribery**

Wienerberger principles of sustainability as basis for new mission statement

The decision to publicly document our ethical principles led to an intensive discussion of sustainability within our Company. A workshop was held at the start of 2004 with 80 managers of the Wienerberger Group and external consultants to define the Wienerberger principles of sustainability. This discussion showed that sustainability is not just a slogan for Wienerberger, but confirmed our long-standing focus on economic, ecological and social criteria. The results of this workshop formed the basis to develop our new Wienerberger mission statement, which is now available in 18 languages. This mission statement will be presented to all our employees in accordance with local and cultural differences during 2005.

Active protection of the environment as central focus for decades

Environmental protection is a central issue for Wienerberger. Our product development and engineering experts have been working on new and improved environmental protection measures for decades: from the use of natural raw materials to production technologies that protect resources and the environment, responsible mining and site restoration, and the sustainable development of products with longer life cycles. The Wienerberger Group invests a total of € 15 million each year in environmental protection measures.

Numerous awards for environmental protection

This commitment was recognized on three different occasions in 2004. In Belgium Wienerberger received an award for the sustainability of its roof tile production at the "Batibouw", the country's largest building materials trade fair. In Croatia we received our third gold "Zlatna Kuna" award in succession from the Croatian chamber of commerce and ministry of commercial and technical services in connection with the development of our Porotherm seismic-resistant brick. In the USA the Virginia Mineral Mining Division honored General Shale with its Best Reclamation Award for site restoration measures.

Systematic use and continuous development of environmental technology

The further development and optimization of our production technologies form a key basis for our technical environmental management. Our overall goal is to reduce the use of energy and discharge of emissions. The installation of thermal post-combustion equipment to cut energy requirements and organic hydrocarbon emissions represents an important step in this process. The first such equipment was installed in 1987 at the Wienerberger Hennersdorf plant in Austria. We now operate more than 25 such systems throughout the world, and the number is growing with each year. The Czech Republic equipped four plants with thermal post-combustion equipment during the past year, and the installation of this technology at the Roanoke plant in Virginia (USA) led to a 50% reduction in emissions despite the conversion from natural gas to coal. We have achieved good results in reducing sulfur and fluorine emissions with scrubbers, which we have used since the 1970's. This equipment has led to a reduction of up to 70% in sulfur emissions and up to 90% in fluorine emissions.

More efficient use of energy and increased use of alternative sources

In 2003 our experts reached a breakthrough in optimizing the use of energy with the development of an improved airstream process for kilns and dryers. This process saves up to 35% of primary energy, while increasing capacity up to 80%. We are also working to replace primary energy such as heavy fuel oil or natural gas with more compatible secondary sources. This objective has been realized in part through the addition of sawdust to raw clay, which significantly reduces the firing time for bricks. Another project that involves the use of biogenic fuels is currently under evaluation. It will determine the availability and suitability of biogenic fuels as well as the technical requirements for their use in brick production. A pilot project is scheduled to start in 2005.

Reduction in fossil fuels with unfired bricks

Our research project on the industrial production of unfired bricks represents another step to reduce the use of fossil fuels. In cooperation with "Ökobau Cluster" in Lower Austria and partners from industry, science and the construction branch, we will evaluate the use of new clay mixtures and brick designs to improve the structural and physical characteristics of unfired bricks and ready this product for industrial production. An invitation to present this project at the "Sustainable Building 2005" in Tokyo, the world's largest scientific conference on construction, underscores the substantial interest of international experts in this project.

Innovative cooperation with WWF on restoration projects

The restoration of previous clay mining sites into landscape and nature preserves is another important aspect of our environmental protection program. Our activities in this area proceed in close cooperation with local officials and environmental protection organizations. In the Netherlands Wienerberger has worked together with the World Wide Fund For Nature (WWF) since 1991 to restore former clay mining areas to riverbeds. The flood lands are returned to their original function as a buffer against flooding, and play an important role in the conservation of wetlands for many endangered species of plants and animals.

New projects to create natural habitats in Belgium and Italy

Similar projects have been started in Belgium and Italy. In cooperation with the Flemish government, Wienerberger has initiated the Beerse Nature Development Project in Belgium. Mining plans developed together with government representatives serve as a basis to optimally integrate a 22 hectare clay mining area into the adjacent nature preserve over the long-term, and thereby create a balance between natural habitats and industry. Another agreement was signed with the Walloon government at the start of 2005 for a restoration project in Valin, and more will follow. In Italy we signed a contract with the city of Mordano at the end of 2003 for the planning, realization and partial financing of a park with integrated bird sanctuary and water reservoir on the site of a former Wienerberger clay pit. The property was transferred to the city in 2004, and work on the project began in the autumn.

Environmental protection projects in the USA

These types of projects are not limited to Europe. In the USA General Shale has made a 51 hectare former clay mining area available to the city of Huntsville in Alabama, to create a natural preserve for wild animals and a recreation area for the local population. In Georgia our US subsidiary supported a protection program for the Chaatahoochee River and sold an unused meadowland property to the city of Atlanta.

High value on social responsibility at Wienerberger

Social engagement and support for the needy is an important cornerstone of sustainable behavior. Our local companies meet this responsibility with activities in their home regions. In Finland Wienerberger initiated a joint project with the World Children's Parliament in 2002, which works towards a better future for all children in the world. In Romania our company provided bricks for the expansion of the "Sacuieni" church near our Gura Ocnitei plant and also provided financial support for The House of Wishes to help orphans, the handicapped and the aged. On the Group level we continued our cooperation with the Concordia Project started by Father Sporschill for Romanian street children by donating € 75,000 to finance the construction of a new children's home. Our largest relief campaign to date began at the start of 2005: as a reaction to the devastating consequences of the Tsunami floods, we launched a spontaneous Group-wide campaign together with SOS-Kinderdorf International (Children Villages) and donated € 1.2 million for immediate assistance and the reconstruction of a fishing village in Sri Lanka.

Even [illegible]
won’t be
excited ...

All we do is shape the earth.



Preparation
The clay is prepared and made workable in a second step by grinding, mixing, wetting and cleaning to remove foreign materials such as stones. Additives (e.g. sawdust) are then added before further production. Technical progress now makes it possible for us to use lower quality clay that was formerly disregarded as residue. The use of biogenic, renewable materials such as sunflower seed shells or hay and secondary raw materials like paper fiber improves environmental compatibility and reduces costs.

Delivery
Wienerberger has a network of decentralized production facilities. The plants are located near to raw material supplies and as close as possible to local markets. This reduces transport distances, which makes fast delivery possible and also lowers the environmental impact.

Packaging
The fired bricks are loaded onto palettes with automatic equipment, and normally enclosed with metal strips and/or films. The use of thinner films made of recycled PE and an increase in the life cycle of palettes reduces packaging material.



Raw materials management

The first phase involves the extraction of clay, the main raw material for bricks, in an environmentally compatible process and transportation to a nearby plant for processing. Wienerberger is dedicated to restore former clay mining sites. Clay pits that are no longer used are returned to serve as a habitat for flora and fauna or create a natural recreation area for local residents, or are restored for use by agriculture or forestry businesses.



Shaping

This step involves the actual shaping of the brick, where the prepared clay is pressed through dies by extruders or mechanically compressed into forms. Clay roofing tiles can be extruded or also pressed into forms and made into pressed tiles. Our in-house die manufacturing allows us to develop our own special die forms, which represent the basis for innovative products with new shapes and configurations as well as optimized product features.



Drying

The drying process prepares the brick for firing by removing the moisture from the soft "green" brick. New and more efficient drying and air stream technologies have reduced the drying period to one-third of the originally required time. This lowers energy requirements, improves product quality and helps us develop new products.

Firing

The firing of the brick at a temperature of 900 to 1200°C in a tunnel kiln is the final part of the production process. After this step, the finished product is available for use. After firing, brick products are nonflammable and fire-safe for ever. Kiln and firing technologies as well as air stream systems have reduced the required firing time by up to two-thirds.
This has created enormous advantages: a 50% decrease in the use of primary energy over the past ten years, up to 90% less emissions through thermal post-combustion equipment, optimized product quality and a substantial increase in capacity. Facing bricks and clay roof tiles can also be produced with a ceramic surface (engobe or glaze), which is burned in and creates a particularly attractive and durable surface.

Internal cycle

Innovative technology has allowed us to develop production processes that eliminate nearly all waste and waste water, and allows for the complete recycling of any residue. The result is a working environment that is nearly free of brick dust with optimal noise protection. The automation of production processes has made control functions the primary job of employees, which leads to a better quality of work and higher qualifications.

Strategy and Business Model

Wienerberger is a growth company with high free cash flow

Wienerberger is a growth company. In our core business of bricks and roof tiles, we are the only multi-national supplier with strong positions on all local markets (also see the overview on page 32). Our core products – hollow bricks, facing bricks, roof tiles and pavers – have one factor in common: they generate high free cash flows that we use to continue our expansion with acquisitions and the construction of new plants.

Revenues 2004 by Product



Pavers 5%
Hollow bricks 37%
Facing bricks 40%
Roofing systems 18%

Bricks are the most important building material in the world for new residential construction, and also have a major share of the non-residential segment. We hold leading positions on all relevant markets in Europe (with the exception of the Iberian Peninsula) and the USA. Our innovative products, cost-effective technology and a broad-based plant structure give us a decisive competitive advantage. Hollow bricks generate 37% of Group revenues and 48% of EBITDA. The facing brick product lines are responsible for 40% of revenues and 36% of EBITDA.

Roofing systems were developed into a core business with the acquisition of Koramic Roofing. Bricks and roof tiles are complementary products, and represent basic building materials for houses. The combination of these two product areas creates both cost and market synergies. More than half of clay roof tiles are used in renovation, which leads to a lower dependency on cyclical new housing starts than in the hollow and facing brick areas. Major characteristics of the clay roof tile industry are a growing market share, stable cash flows and high profitability. Our clay roof tile activities in Belgium, Holland, France, Germany, Poland and Estonia as well as ZZ Wancor in Switzerland and Tondach Gleinstätten (Wienerberger stake: 25%) in Central-East Europe produce roofing systems made of clay. Bramac, a 50/50 joint venture with Lafarge, manufactures concrete roof tiles for Central-East Europe. Clay roof tiles and concrete tiles contribute 18% to Group revenues and 17% to EBITDA.

EBITDA 2004 by Product



Pavers 3%
Other -4%
Hollow bricks 48%
Facing bricks 36%
Roofing systems 17%

Another core product area is formed by pavers. We are represented in this sector by Semmelrock, a 75% subsidiary and one of the leading producers of concrete slabs and pavers in Central and Eastern Europe, as well as our clay paver activities in the Benelux countries. This product area generates 5% of revenues and 3% of EBITDA.

The brick and clay roof tile business is capital-intensive. It requires a high initial investment and generates stable cash flow. In our core business, we only require roughly 60% of depreciation for maintenance capex. This leads to high free cash flows that can be used for dividends, growth projects, debt reduction or share buybacks. Given the attractive opportunities available to Wienerberger as the logical consolidator in the brick industry, we are focusing our activities on growth. Here we distinguish between two types of projects: so-called "bolt-on projects" and "external projects". Bolt-on projects represent acquisitions or the construction of new plants, which can be integrated into existing activities. They are highly profitable because of the opportunities for synergy, and we have set ambitious targets for this area: cash flow return on investment (CFROI) of at least 22% within two to three years after the start of investment.

Strict limits for growth projects

We make an exception to this target for "external projects" if strategic aspects, in particular leading market positions, justify a higher purchase price and form the basis for profitable bolt-on projects in the future. We define external projects as the acquisition of competitors with sizeable market shares or the entry into new markets. The hurdle rate for such activities is a minimum CFROI of 16%. Through external projects we also improve the earning power of the Group, which currently generates a CFROI of 12.9%. If free cash flow after dividends exceeds investment opportunities for profitable growth, we use these surplus funds to reduce debt or repay shareholders. The following diagram illustrates our business model:

Integrated Growth Model

Wienerberger

Free Cash Flow

Growth | Dividends | Gearing

Approx. € 900 million available to continue expansion

Wienerberger has a number of alternatives to finance its growth strategy. Bolt-on projects can be financed from free cash flow after dividends of roughly € 200 million. Furthermore, the current level of earnings opens an added debt potential of € 70 million if gearing remains constant. In total, approximately € 270 million is available each year to build new plants, increase capacity and make smaller acquisitions. Management has set a goal to hold gearing within a range of 60 to 80%, but this figure could also be increased temporarily to 100% given our high free cash flows. Solid gearing of 55.8% at year-end 2004 creates additional financial flexibility with liquid funds of up to € 600 million for larger growth projects. Therefore, our Company does not plan to issue further shares at this time and would only consider such a step for a major acquisition.

Our strategy in the core business is designed to establish and expand leading positions on all markets in which we are present. In addition, we will also expand step by step into new and promising markets.

Eastern Europe is a long-term profitable growth market for Wienerberger

In Eastern Europe Wienerberger holds excellent positions on brick markets, with shares generally in excess of 30%. These markets are characterized by above-average growth in new residential construction and high pent-up demand for quality housing. Euroconstruct forecasts significantly higher growth rates in Eastern Europe than in Western Europe over the mid-term, although temporary declines cannot be excluded. We therefore see substantial long-term opportunities throughout this entire region, which has become a home market for us. Wienerberger will use its existing competitive advantages and continue to gradually develop this region through further acquisitions and new plant construction.

Entry planned in new markets such as Russia, Ukraine and Bulgaria

We are also investigating opportunities for geographic expansion, whereby we focus on growing markets in which bricks hold a high share. The realistic chance to gain a leading position over the short-term is also an important factor. We are currently building our first brick plant in Russia, and are also planning to enter the Ukrainian market. We have entered Bulgaria with imports from Romania in order to learn more about the market and correctly position our products. For the construction of a new plant, we are searching for suitable raw material reserves.

Strengthening of market shares in Western Europe through bolt-on projects

Growth opportunities in the mature markets of Western Europe are available through bolt-on projects in all product areas. We utilize synergies created by the acquisition and integration of plants and the expansion of capacity, which also enables us to improve earnings in stagnating markets. In addition, there are opportunities to increase the market share of bricks for load-bearing walls in France and Holland. We intend to steadily expand our market shares in all countries with acquisitions and an increase in capacity.

US population growth indicates strong demand for bricks

The USA is the largest facing brick market in the world, and currently reports population growth of nearly 1% per year. This potential demand leads us to view the USA as a long-term growth market and important source of earnings for our Company. The year 2004 was characterized by the expansion of capacity to meet this strong demand as well as further strategic investments in direct distribution. The acquisition of three local building material merchants provides us with direct access to the market and helps us optimize the use of production capacity. Wienerberger will continue to develop its strong market position in the USA through projects that carry a potential for synergy, and also increase the direct sales system.

Pilot projects outside Europe and the USA for long-term development

In preparation for the long-term development of the Wienerberger Group, we will also begin to evaluate alternatives for expansion outside Europe and the USA. If suitable opportunities arise, we will start pilot projects to analyze future earnings potential.

Investments finance expansion in core business

Non-core activities in the Wienerberger Group are combined under the Investments and Other segment. The strategy for the 50/50 Pipelife joint venture, the fourth largest producer of plastic pipes in Europe, is to continuously improve earnings and maximize free cash flows in order to reduce net debt. All non-core assets are separated from our core activities, optimized, sold, and the proceeds are invested to expand the core business. We currently value these assets at approximately € 85 million.

New segmentation by regional focus for greater transparency

Wienerberger manages its business with a regional focus. The development of a second core business with roofing systems and the integration with brick activities created a need to give local management the overall responsibility for all four core product groups within each country. This, in turn, made it necessary to modify our reporting. Since the start of 2004 we have classified our primary segmental reporting not by products, but by regions that include all four core products. Moreover, the 50% stake in Pipelife is now consolidated under the Investments and Other segment at equity and not using the proportional method. This led to approximately € 300 million lower revenues for the past year, but significantly improved the transparency of our core business. The new segmentation is described on page 33 and 56 and carried through the entire report because we also adjusted prior year data, including Pipelife, to improve comparability.

Maximization of TSR with dividends and earnings growth

The primary goal of Wienerberger is to maximize Total Shareholder Return (TSR). We view both factors – an increase in the price of our stock and dividend payments – as important. We have therefore defined a dividend payout ratio of approximately 45%, which will give shareholders a solid minimum return. We also want to grow profitably in all areas of our core business to form the basis for sustainable growth in the price of our stock.

Disclaimer: Statements on the Future

This annual report includes information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should in fact occur, actual results may differ from the results expected at this time. This Annual Report does not constitute a recommendation to purchase or sell shares of Wienerberger AG.

Research and Development

R&D is one of the key points in our strategic planning and brings competitive advantages

With its 5,000 year history, the brick is not only the most successful building material from a historical point of view. It remains one of the most important materials for building throughout the world in the 21st Century. Today the brick is a modern, technologically mature and esthetically versatile product. For this reason, research and development (R&D) is one of the focal points of our strategic planning. It also represents a key competitive advantage for Wienerberger. In the previous year we invested € 6 million on our activities in this area. The decline in comparison to the previous year is explained by the change in consolidation of Pipelife, which had significant R&D costs.

Focus on production technology and product development

R&D is managed centrally, but implemented locally. Our engineering team includes roughly 40 men and women who work on the development of new production technologies and the optimization of existing processes as well as their implementation in our many plants. These headquarters experts are supported by our local engineering departments, which are linked with this corporate service. Our projects concentrate on two areas: production technology and product development. The goal of this work is to maintain or further increase our technological leadership by continuously improving the performance, efficiency and quality of our production facilities and products. One example is the new direct firing of tunnel kilns, which has led to a substantial increase in capacity as well as a reduction in energy requirements. We have also developed innovative methods to optimize the airstream in the drying process and also use alternative energy sources (such as bioenergy) to significantly reduce the need for primary energy. Other projects focus on the utilization of new materials such as ceramic cores in the die matrix to increase processing precision and improve product quality. Activities in 2004 also focused on the use of robot technology in our plants.

Quality leadership through technical and esthetic differentiation

We also work to establish a position as quality leaders with our customers. Our marketing department meets rapidly changing market trends by increasing both technical (for hollow bricks) and esthetic (for facing bricks and roof tiles) differentiation, while optimizing the physical properties and workability of our products. The opportunity to access the best practice know-how of our 234 plants in 24 markets is a major strength of the Wienerberger Group.

Thermal post-combustion equipment to protect the environment

The reduction of emissions is another important facet of our work. In addition to the continuous search for ways to reduce the use of energy, we are installing thermal post-combustion equipment in an increasing number of our plants. During the past two years we have completed 20 improvement projects of this type in the Czech Republic, France und Belgium for a total investment of € 8.4 million. This equipment has allowed us to reduce sulfur emissions by up to 70% and fluorine emissions by up to 90%, which represents an important contribution to the protection of our environment.

Development of know-how database for the exchange of information

In order to maintain our leading position we rely on the efficient exchange of information and experience as well as a system that provides the necessary knowledge tools. We have developed our own database for this purpose, which provides access to detailed data and facts (such as technical plans) on all stored projects as well as our broad-based, standardized Wienerberger project management system.

Here, everything revolves around bricks...

<<<

Fold and detach here.

If you don't believe it, just open this page.

... but people are the heart of our business.

Wienerberger views itself as a part of society, and as a company whose purpose is to serve people and support progress. For our customers – we fulfill dreams for comfortable living and individuality with our high-quality products. For our shareholders – we offer a solid investment with fantasy. We are able to be all these things to all these people because of the excellence and high motivation of our employees. Their opportunities for personal development, their happiness and their satisfaction at work are among our most important goals.

"In the past people built cathedrals and castles that are still admired today."
Working for Wienerberger makes me feel as if I were working on things that will last beyond my lifetime.
I hope my work makes a small contribution to new buildings that will bring as much pleasure to coming generations.
It's the thought that counts, isn't it?
Heidi Beunens, Wienerberger Belgium



"The best in the world."
At General Shale we have always known that we work for the best brick company in the United States, but as part of the Wienerberger family we can now say we are the best in the world.
Jim Bryja, Wienerberger USA



"To work at Wienerberger
is to work in an international environment having the opportunity to play an active role in designing this environment. Lean structures allow us to concentrate on our work without wasting unnecessary time on bureaucracy."
Barbara Haanl,
Wienerberger Headquarters



"It is a great opportunity to be part of this process."
Wienerberger means passion for ceramic.
Ceramic gives the environment something extra.
Rob Mulder, Wienerberger Netherlands



"I feel proud when I can show them our magnificent collection."

I like to work for Wienerberger because I consider this company to be a reliable employer with an open eye for people and appealing products. My daily job is to help customers to choose facing bricks and roof tiles. They have to look at them for years.
Ruth Van Valkenburg, Wienerberger Netherlands



"We are always open to new ideas."

Our customers get the best when they buy our products and services. We are a real multicultural company – we respect cultural differences and try to understand local habits and traditions.
Tomislav Franko, Wienerberger Croatia

"That's what I look forward to every day."

Access to new markets and continuous process development distinguish Wienerberger as a company – and the people who work here. New challenges every day with wide-ranging responsibilities make work a widely varied field of action.
Hans Kolb, Wienerberger Germany



"Because only together we are strong."

Wienerberger stands for family. Here you can find friendship, acceptance and mutual support.
Harald Schlaffer, Wienerberger Headquarters





"For me, Wienerberger makes global togetherness a reality."

Global, virtual and unbelievable. Everyday events challenge our imagination. That's why I'm happy to work in a company where we create value with an old "handicraft" – value that lasts and gives people pleasure.
Markus Dobrew, Wienerberger Switzerland



"Always with the goal to bring people together under a single roof."

Wienerberger produces roof tiles and bricks all over the world. You can see them as multicolor clay under white snow, grey smog and sunny blue skies. Constant Meyer, Wienerberger France

Risk Management

Risk is defined as the divergence from goals

Global operations expose the Wienerberger Group to a variety of risks. In principle Wienerberger views risk as the potential divergence from corporate goals, and therefore as a range of possible future scenarios. Risk covers the possibility of a loss (risk in the literal sense of the word) as well as the failure to realize an additional gain.

Natural balance for risk through decentralized organizational structure

A decentralized plant structure and broad-based management team create a geographical diversification that minimizes these business risks. The development of the roofing business has reduced the Group's dependence on cyclical new housing starts. Moreover, concentration on the core business of bricks and roofing systems leads to optimized processes and focused risk management. Years of experience in this core business and a leading position on its markets allow Wienerberger to identify and correctly evaluate risks at an early stage. Broad diversification by region and plant structure prevents individual market and production risks from threatening the entire Group, and limits the impact of such events to local parts of the organization. In this way, the Wienerberger business model creates a natural balance of risk.

Identification and regular monitoring of Top 15 Risks

Wienerberger conducted an extensive ***risk assessment*** in 2003 with the support of an external risk management consultant. This analysis identified the 15 major risks for the company, which can be classified into four groups:

- Market risks, e.g. development of the construction and brick markets, price development
- Procurement, production, capital expenditure and acquisition risks, e.g. excess production capacity, research and development, prices for raw materials and energy
- Financial risks, e.g. foreign exchange risks, financing limitations
- Other risks, e.g. environmental risks, legal risks

No identifiable risks that could endanger the entire company

Each year the Management Committee analyzes the major risks facing the Group as part of its strategy discussion, and adjusts its assessment of these risks if necessary. Broad diversification by region and plant structure has limited the largest single risk to less than 20% of current EBITDA. If all top 15 risks should materialize at the same time, less than one-third of equity would be affected. From the current point of view, there are no risks identifiable that could endanger the continued existence of the Wienerberger Group. In addition to the 15 major risks, a number of secondary risks are monitored mainly by the local companies and Wienerberger AG is informed if the level of risk should increase.

Risks only taken on in operating business

In order to ***avoid and manage risk*** the local companies deliberately take on risk only as part of their operating activities in the production and sale of building materials. These risks are always evaluated in relation to potential gains or opportunities. Risks beyond the scope of operating activities, for example financial risks, are monitored and managed by Wienerberger AG as the parent company of the Group. The local companies support this function by supplying information.

Speculative actions are prohibited

In addition to operating risks, the Group only incurs risk outside the scope of normal business activities in conjunction with acquisitions, financing and existing investments in non-core areas. All other risks are avoided or hedged. Above all, speculative actions not related to operating activities are prohibited.

Guidelines, insurance and experts help to minimize risk

Various management and investment guidelines as well as policies for the treasury and procurement areas regulate dealings with individual risks. Insurance policies have been concluded to cover specific guarantee or warranty risks and possible damages. The scope of these insurance policies is analyzed regularly based on the maximum cost associated with the insured risk and the relevant insurance premium. In order to counter potential risks that could result from the wide variety of tax, competition, patent, cartel and environmental regulations and laws faced by Wienerberger, management decisions are based on extensive legal consulting by company and outside experts.

High importance for planning and reporting

The most important instruments for the ***monitoring and management of risk*** are planning and controlling processes, Group guidelines and regular reporting. In the monitoring and control of risks associated with normal business operations, reporting plays a major role. Information on indicators that point to a major potential risk or opportunity and are not included in the formal reporting procedure is passed on to the next higher management level without delay.

Managing Board carries overall responsibility for monitoring risks

Risk management represents an integral part of all decisions and business practices at Wienerberger and, as such, is integrated in organizational processes and procedures. The overall responsibility for risk management at the Group level lies with the Managing Board. Operating risks are handled by local management, while specific individual risks (e.g., foreign exchange risks) are monitored by service units at the Group level.

Guidelines are mandatory for all employees

Compliance with regulations and the supervision of employees in their interaction with risk is a basic responsibility of all Wienerberger managers. Group guidelines, instructions and manuals are designed to guarantee uniform and safe actions, and are binding for all employees.

Effectiveness of risk management audited and confirmed

The Group auditor evaluates the effectiveness of Wienerberger risk management each year, and reports to the Supervisory Board and Managing Board on the results of this audit. The functional capability of Wienerberger risk management was examined and confirmed by the auditor in accordance with the Austrian Corporate Governance Code. A detailed description of the risks facing the Wienerberger Group is provided in the notes on page 116.

Employees

Employees by Segment


USA 17%
Investments and Other 1%
Central-East Europe 38%
Central-West Europe 15%
North-West Europe 29%

Development of Productivity


in TEUR
180
160
120
80
40
0
134.5
142.0
144.7
27.3
30.8
33.4
2002
2003
2004
Revenues / Employee
EBITDA / Employee

Visit our job exchange under: www.wienerberger.com/ Jobs&Career

In 2004 the Wienerberger Group employed a workforce of 12,154 in Europe and the USA which compares to 12,237 in the previous year. Acquisitions, in particular Koramic Roofing and thebrickbusiness, increased the number of employees by 1,282 whereas the change in the consolidation form of Pipelife triggered a reduction of 1,365. In spite of the expansion realized during the past year, productivity (EBITDA per employee) rose by 8%, a satisfactory result given the large number of potential difficulties and adjustments in the integration of different structures and corporate cultures.

The success of our Company is based on professional personnel development and the sustainable advancement of human capital. In keeping with our decentralized structure, human resource management is the responsibility of our local companies. Only the personnel policies for key executives are coordinated centrally. These activities concentrate on the identification and support of future managers, the preparation of talented men and women for management positions and the introduction of new management techniques for top executives.

In order to develop the managers of the future, we started the Wienerberger Ambassador Program. It brings talented men and women from all countries together in a two-year series of seminars that teach specialized know-how and the development of international and inter-disciplinary networks as well as the principles that guide our Company. We also conduct a financial trainee program, which is designed to meet our needs for accounting specialists. Selected university graduates gain experience in controlling and SAP in 18 months of courses. The Wienerberger Academy was opened in 2004 as a permanent facility to provide instruction in various technical disciplines as well as social and management skills, and thereby underscore the meaning of "talent" for the sustainable success of our Company. Training will start during 2005 in a first step with 12 modules for the engineering department, and will then be expanded to other areas.

In order to increase motivation and strengthen identification with the success of our Company, we introduced the "Wienerberger Value Share" stock participation program two years ago. It gave our employees an opportunity to purchase shares in Wienerberger AG. Participation reached 20% in Austria and 12% in Germany, and ranged from 7% to 38% in Holland, France, Belgium and Great Britain. In addition to a fixed salary, management compensation also includes a variable component that is based on earnings indicators and qualitative criteria. An important factor for the focus of management on the position of shareholders is our stock option plan, which covers roughly 60 key employees. The conditions are explained in the notes on page 119.

During the past year we started a process to revise our mission statement, in which 80 Group managers discussed the principles of sustainability and their implementation. The result was a new corporate mission statement that unites economic principles with ecological and social values. Our new mission statement was translated into 18 languages and will be personally presented to our employees during the coming year. Wienerberger is dedicated to the principles of sustainability, multi-cultural diversity, decentralized responsibility and entrepreneurial beliefs. People are the focus of our efforts, and our personnel policies are based on this conviction.

REVIEW OF OPERATIONS

The Economy

EU growth below average in spite of strong global recovery

The global economy demonstrated strong growth in 2004, which was influenced by low interest rates, rising exports and high oil prices. Development was driven by private consumption in the USA and investments in China. The euro zone was able to outperform the lackluster prior year (0.4%) with a GDP increase of 1.8%, but remained far behind its potential despite an expansive interest rate policy. Exports served as a motor for the European economy, but domestic demand and employment remained weak. Economic growth fell below the EU 15 average in Germany (1.2%), the Netherlands (1.2%) and Italy (1.3%). Significantly better development was reported by Ireland (5.0%), Greece (4.0%) and Finland (3.0%).

Eastern Europe again records impressive GDP growth

As in past years, events in Western Europe had only limited effect on the economies of Eastern Europe. The CEE-8 recorded average growth of 4.9%, with particularly strong development in Poland (5.5%), Slovakia (5.2%), Hungary (3.9%) and the Czech Republic (3.7%). The steady economic upturn in this region was supported by high exports, stable domestic consumption and a plus in foreign direct investment after the EU expansion.

European Construction Confidence Indexes *Source: Datastream*


30
20
10
0
-10
-20
-30
-40
-50
-60
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

EU
Germany
France
Great Britain

Recovery of construction sector in Europe, with optimistic outlook for 2005

2004 brought general recovery for the European construction industry, even though results differed widely by region. The European Construction Confidence Index – an indicator of expectations for the future – again shows a clear upward trend. New residential construction was strong in France, Spain and Italy throughout 2004, and Great Britain also showed good development. Germany appears to be approaching the turnaround point, but new residential construction is not expected to recover in 2005. The leader among the emerging countries of Eastern Europe was the Czech Republic with a strong increase in housing starts, and Slovakia was also able to record improvement. New residential construction in Hungary and Poland slowed considerably after a strong first six months, but renovation added momentum in these two countries. Recent years have been marked by a general increase in the importance of new residential construction in Eastern Europe. There is sufficient potential, since the number of housing starts per capita in all Eastern European countries still lies substantially below the levels reported by Western Europe and the USA.

Housing Starts 2004 per 1,000 Residents

Sources: Euroconstruct December 2004, U.S. Census Bureau



7.04
5.87
5.46
5.24
4.45
4.25
4.07
3.99
3.53
3.3
2.88
2.83
8
7
6
5
4
3
2
1
0
USA
F
Ø West Europe
A
HUN
B
CZ
NL
SK
UK
PL
GER

US housing starts again set new record in 2004

The USA continued to serve as the global motor for growth. GDP rose by 4.4%, supported by an expansive economic policy with strong consumer spending, comparatively good job data and low interest rates. The weak dollar and resulting favorable impact on exports also created additional momentum. Grounds for concern were provided by a record current account deficit and the extremely high national debt. New residential construction has provided major support for the US economy in recent years. A total of 2.06 million housing starts in 2004 set a new record, but activity is expected to slow somewhat during the coming year because of rising interest rates.

US Housing Starts in 1,000

Source: U.S. Census Bureau



2,500
2,000
1,500
1,000
500
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04

<<<

Fold and detach here.

When life becomes monotonous, we like to visit friends in other countries ...

Open this page and take a short trip around the world with us.

... and see that the whole world builds with bricks.

Fire department headquarters
Location: Breda, Netherlands
Architect: Neutelings Riedijk Architecten
Completion date: 1999
Material: Facing bricks





Monadnock Building
Location: Chicago, Illinois
Architect: Burnham & Root
Completion date: 1891
Material: Brick masonry



Single-family house
Location: Oekene, Belgium
Architect: G. Schaubroeck at Roeselare
Completion date: 2001
Material: Facing Bricks



San Francisco Museum of Modern Art
Location: San Francisco, California
Architect: Mario Botta
Completion date: 1995
Material: Steel frame, brick cladding

Apartment building on Giudecca
Location: Venice, Italy
Architect: Cino Zucchi
Completion date: 2003
Material: Hollow bricks



The brick is one of the oldest building materials used by mankind. Objects found in Mesopotamia and the Nile Delta prove that bricks were made of clay more than 6,000 years ago. The timeless modernity of bricks is based on the continuous improvement of its physical properties and the development of its appearance.

The monolithic style of construction is generally preferred in Central Europe, South and East Europe, large parts of Latin America, North and Central Africa and Asia – where the structural load-bearing wall is formed by bricks that are rendered on both sides. In Northwest Europe and the British Isles as well as North America, South Africa and Australia, the multi-layer construction method is typical – here the load-bearing walls are made of bricks, concrete, limestone or timber frames that are complemented with a thermal insulation layer. The facade is then cladded with facing bricks or another material such as wood, plastic, metal or glass.

Immerse yourself in the world of brick, and convince yourself of its beauty

National Museum for Photography
Location: Horten, Norway
Architect: Sverre Fehn
Completion date: 2001
Material: Restored facing brick masonry



Main Plaza Frankfurt
Location: Frankfurt am Main, Germany
Architect: Hans Kollhoff & Helga Timmermann
Completion date: 2002
Material: Facing bricks



Single-family house
Location: Maria Enzersdorf, Austria
Architect: Boris Podrecca
Completion date: 2002
Material: Hollow bricks





Kyobo Tower Gangnam
Location: Seoul, South Korea
Architect: Mario Botta
Completion date: 2003
Material: Prefabricated brick elements



Ishtar Gate
Location: Babylon, now Iraq
Architect: Unknown
Construction period: 6th Century BC
Material: Masonry covered with color-glazed bricks



The Great Wall of China
Location: China
Architect: Unknown
Construction period: ca. 5000 to 214 BC
Material: Brick-bearing masonry



Photo: Clay Brick Association

Century City
Location: Cape Town, South Africa
Architect: Bentel Abrahamson

Change in Reporting

New segmentation by regional focus

Wienerberger manages its activities according to regional criteria. This implies that the operating responsibility for all core products in a country rests with the local management. This segmentation will also be followed with the integration of the Koramic Roofing Group in six European countries following the full takeover during the past year. Since the start of 2004 Wienerberger activities are no longer classified into the product areas of bricks and roofing systems but into regional segments that include all core products.

Significant increase in transparency with 5 segments

This new structure comprises the following five segments: Central-East Europe with Austria and East European brick and roofing activities together with Semmelrock pavers (75%), Bramac concrete roof tiles (50%) and Tondach Gleinstätten (25%). Central-West Europe includes Germany, Italy and Switzerland. North-West Europe covers the brick and roofing business in all other West European countries as well as Great Britain, while the USA segment remains unchanged. Investments and Others contain our participation in Pipelife (50%), which is consolidated at equity, plus non-core assets and Group headquarters costs.

At equity consolidation of Pipelife since January 1, 2004

In recent years the Pipelife Group has developed into a company with autonomous management and independent financing. The increasing strategic focus of Wienerberger on bricks and roof tiles has shifted the influence on management decisions at Pipelife more towards significant influence and away from joint control. Therefore, the Pipelife Group has not been included in the consolidated financial statements of the Wienerberger Group on a proportional basis since January 1, 2004, but is now valued at equity. This method better reflects the goal to depict the asset, financial and earnings situation of the Group in accordance with its strategy. Prior year data was adjusted to ensure comparability.

Effects of Pipelife on income statement and balance sheet

The consolidation of Pipelife at equity led to a significant change in specific positions on the Wienerberger income statement. A retroactive pro forma adjustment led to a reduction of € 282.8 million in revenues for 2003 and € 15.2 million in EBITDA, while financial results improved by a sizeable amount due to the equity valuation. The consolidated balance sheet shows declines in all positions except financial assets and equity, and the balance sheet total decreased by € 141.5 million. The equity consolidation had no influence on earnings per share. Selected indicators such as the EBITDA margin and the equity ratio (and as a consequence, gearing) therefore show substantial improvement.

Analysis of Results

The Wienerberger Group also continued the steady improvement of earnings during 2004. This growth was the result of a more favorable operating environment during the first half of the year, further optimization of the operating business, a number of smaller bolt-on projects and two major acquisitions.

Revenues by Region


France 8%
Austria 5%
Eastern Europe 23%
Other Europe 13%
USA 16%
Benelux 22%
Germany 13%

Group revenues increased 14% over the prior year to € 1,758.8 million. Of this total € 136.2 million was generated by the full consolidation of Koramic Roofing as of April 1, 2004 and the inclusion of thebrickbusiness as of September 24, 2004 as well as the purchase of three brick and two paver plants in Poland. After adjustment for these acquisitions and the sale of the Steinzeug Group (clay pipes) in 2003, organic growth reached 8%. It was driven primarily by price and (regional) sales volume increases in Central-East Europe and North-West Europe. Negative foreign exchange effects, above all from the US dollar, reduced Group revenues by a total of € 30.2 million and the revaluation of a number of East European currencies at year-end was unable to completely offset this development.

Brick activities in the Czech Republic, Slovenia und Romania demonstrated strong growth in revenues. In Poland revenues increased following the acquisition of three brick plants and the full consolidation of the Koramic clay roof tile business, even though the construction industry lost significant momentum following an increase in the VAT rate on May 1. In Hungary new residential construction weakened during the second six months after a cutback in federal subsidies, which led to a decline in our revenues from brick activities. The Austrian brick business was able to hold revenues at the prior year level. The Semmelrock Group continued its successful expansion in Eastern Europe by acquiring concrete paver plants in Poland, entering the market in Croatia and increasing revenues in Slovakia and Hungary. In contrast, the Bramac Group was unable to match the high level of revenues recorded in the prior year.

Revenues by Segment


USA 16%
Investments and Other -1%
Central-East Europe 28%
Central-West Europe 21%
North-West Europe 36%

In Central-West Europe brick activities in Italy and Switzerland again showed very favorable development. In Germany Wienerberger was able to profit from better prices in the southern part of the country and newly acquired capacity despite weakness in new residential construction. North-West Europe reported strong growth in revenues, above all due to the acquisition of Koramic Roofing and thebrickbusiness. Development was also supported by an improvement in the hollow brick business in Belgium, higher sales volumes in France and price increases in Holland and Scandinavia. The Koramic roof tile business in France, Holland und Belgium was consolidated in full for the first time in 2004 and showed positive development. In the USA the Wienerberger subsidiary General Shale was able to improve US dollar revenues by 24% in a positive market environment because of sizeable growth in sales volumes and prices as well as further expansion steps. Due to the weak US dollar, this increase totaled 13% on a euro basis.

Higher EBITDA despite foreign exchange losses

Group EBITDA rose 21% to € 405.4 million in spite of € 6.5 million foreign exchange losses primarily from the US dollar. The EBITDA margin improved significantly from 21.7 to 23.1%, supported by earnings growth in all segments.

Major EBITDA improvement in all operating segments

The Central-East Europe segment recorded a 12% increase in EBITDA to € 142.2 million. In spite of local declines during the fourth quarter, the EBITDA margin showed further improvement in the Czech Republic, Slovakia, Poland, Romania und Austria. In contrast, Hungary reported a decline in earnings following a cutback in federal subsidies for new residential construction and a subsequent drop in sales volumes. A further increase above the high level in Italy after the first full-year consolidation of the Terni brick plant as well as solid development on the Swiss market supported a 27% rise in EBITDA recorded by Central-West Europe to € 87.2 million. In Germany the acquisition of the Trost brick business and higher prices in the southern part of the country led to an improvement in EBITDA despite restructuring costs. The North-West Europe segment recorded the highest growth in operating earnings with an increase of 53% to € 134.5 million, which resulted from the acquisition of the remaining stake in Koramic Roofing and the initial consolidation of thebrickbusiness. Other positive factors were significant organic growth in the hollow brick business in Belgium and better margins in all larger countries reporting under this segment.

Full use of capacity in USA and strong growth in earnings

The USA profited from continuing strong demand as well as the full use of capacity and was able to increase EBITDA by 20%, or 32% on a dollar basis. This improvement was not only supported by the full use of capacity but also by further cost optimization, the acquisition of three regional building material merchants and the early conclusion of contracts to hedge energy prices. In order to keep pace with the strong growth of the Wienerberger Group, a number of headquarters functions – in particular engineering and marketing – were expanded. This resulted in higher holding company costs, which are included under the Investments and Other segment. Data shown for this segment in 2003 also includes nine months of the Steinzeug Group (clay pipes), which was sold as of September 30, 2003.

Profit after tax +61% to € 181.8 million

Development of Earnings	2003	Disposals	Purchases [1]	Organic [2]	2004
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Revenues	1,544.0	40.6	136.2	119.2	1,758.8
EBITDA	334.6	5.6	32.0	44.4	405.4
EBIT	186.1	2.2	19.4	54.2	257.5
Non-recurring income/expenses	0.0	0.0	0.0	0.0	0.0
Financial results [3]	-30.1	-0.9	-6.8	9.9	-26.1
Profit before tax	156.0	1.3	12.6	64.1	231.4
Profit after tax	112.9	0.3	7.7	61.5	181.8

1) Effects of companies acquired in 2004
2) Including foreign exchange differences
3) Including results of companies consolidated at equity

Organic EBITDA growth of 13%

The 8% increase in EBITDA from changes in the consolidation range can be compared with organic growth of 13%. Operating results include net book gains of € 10.9 million from proceeds of € 48.9 million on the sale of non-operating real estate (including Wienerberg City Errichtungs-ges.m.b.H.) as well as € 10.9 million in restructuring costs in Germany, France and Great Britain.

EBITDA	2003	2004	Change
	in € mill.	*in € mill.*	*in %*
Central-East Europe	127.3	142.2	+12
Central-West Europe	68.6	87.2	+27
North-West Europe	88.0	134.5	+53
USA	49.1	59.1	+20
Investments and Other [1]	1.4	-17.5	>100
Wienerberger Group	**334.6**	**405.4**	**+21**

1) Including holding company costs

EBITDA +21% to € 405.4 million

Operating depreciation (excluding the amortization of goodwill) remained unchanged from the prior year at 8.4% of revenues. This value, which is high in international comparison, is a consequence of our strong investment activity in recent years as well as an indicator of the capital-intensive nature of our business and the technical potential of the Wienerberger Group. In accordance with the new provision of IFRS 3, goodwill is no longer amortized on a routine basis since January 1, 2004 but is subject to regular impairment tests and written down if necessary. As a result of the non-amortization of goodwill (2003: € 19.3 mill.) Group EBIT rose even higher than EBITDA, or by +38% to € 257.5 million. The average number of employees rose 12% to 12,154 as a result of acquisitions and new plant construction.

Profitability Ratios	2003	2004
	in %	*in %*
Gross profit on revenues	36.2	38.9
Administrative expenses as a % of revenues	6.3	6.2
Selling expenses as a % of revenues	17.8	17.8
EBITDA margin	21.7	23.1

EBITDA margin increases from 21.7% to 23.1%

Income Statement	2003	2004	Change
	in € mill.	*in € mill.*	*in %*
Revenues	1,544.0	1,758.8	+14
Cost of goods sold	-984.7	-1,074.5	-9
Selling and administrative expenses [1]	-370.9	-421.2	-14
Other operating expenses	-34.4	-48.5	-41
Other operating income	51.4	42.8	-17
Amortization of goodwill	-19.3	0.0	+100
Operating EBIT	**186.1**	**257.5**	**+38**
Non-recurring result	0.0	0.0	0
Operating profit (EBIT)	**186.1**	**257.5**	**+38**
Financial results [2]	-30.1	-26.1	+13
Profit before tax	**156.0**	**231.4**	**+48**
Taxes	-43.1	-49.5	-15
Profit after tax	**112.9**	**181.8**	**+61**

1) Including transportation expenses
2) Including results of companies consolidated at equity

Strong growth in net profit

Earnings per Share


in €
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.31
1.57
1.71
2.01
2.54
2.54
2002
2003
2004
IFRS
Adjusted

Financial results improved by 13% to € -26.1 million because of positive earnings contributions from the two company groups valued at equity, Pipelife and Tondach Gleinstätten. The interest cover (ratio of EBIT to net financing costs) reached 7.7 and the ratio of net debt to EBITDA improved to 1.9. The tax rate fell to 21.4% (2003: 27.6%) because of tax reductions in Holland, Austria and Romania, the valuation of Pipelife at equity and lower tax rates in Central-East Europe.

The growth in operating earnings, an improvement in financial results and a reduction in taxes led to a 61% increase in profit after tax, which rose to € 181.8 million. Earnings per share (based on the weighted average number of shares outstanding in 2004, or 69,598,155 shares) rose 49% to € 2.54. The increase in earnings per share also totaled 26% after adjustment for the amortization of goodwill in 2003.

Asset and Financial Position

The balance sheet total rose 19% over the prior year level to € 2,865.9 million for 2004, primarily as a result of acquisitions. The balance sheet structure of the Wienerberger Group is characterized by a high fixed asset component and large share of long-term financing.

Takeover of thebrickbusiness during the year influences indicators

Fixed and financial assets increased to equal 70% of total assets (2003: 66%). Tangible fixed assets exceeded the prior year value by € 279.5 million, and comprised 69% of capital employed. Inventories as shown on the balance sheet totaled € 391.4 million (2003: € 302.5 mill.) and were higher at year-end than during the year for seasonal reasons. The increase in inventories was related primarily to the two major acquisitions, since operating stocks rose by only a slight amount over 2003. Average outstanding trade receivables rose from 31 to 36 days, and average outstanding trade payables increased from 22 to 30 days. Working capital (inventories + trade receivables – trade payables) equaled 21% (2003: 23%) of capital employed and had a turnover of 87 days (2003: 81 days). All turnover indicators were influenced by the fact that the second 50% stake in Koramic Roofing and, above all, the total value of thebrickbusiness were consolidated in full on the balance sheet but only for a shorter period of time on the income statement and statement of cash flows. Liquidity declined 11% to € 157.0 million due to the optimization of cash and liabilities management.

Development of balance sheet structure in € billion


Assets
Fixed and financial assets 70%
Inventories 14%
Other current assets 16%
2004
2.87
2003
2.41
66%
13%
21%
Equity and Liabilities
41%
40%
12%
7%
2003
2.41
2004
2.87
Equity and minority interest 48%
Financial liabilities 33%
Provisions 9%
Other liabilities 10%

Group equity including minority interest rose 39% to € 1,367.2 million (2003: € 980.4 mill.). This growth was the result of a capital increase as well as higher net profit of € 181.8 million and slightly positive currency translation adjustments of € 4.5 million. These items were contrasted by a dividend payment of € 51.5 million. The high level of investment activity during the reporting year was financed by a capital increase and current cash flows, which led to an improvement in the equity ratio (including minority interest) from 41 to 48%. As of the balance sheet date, equity covered 68% of fixed and financial assets.

Term Structure of Financial Liabilities


>5 Years: 19%
<1 Year 30%
1-5 Years 51%

Non-current provisions rose 16% to € 214.0 million chiefly as a result of changes in the consolidation range, while current provisions fell 43% to € 57 million following the reclassification of liabilities. Non-current and current provisions represent 9% of the balance sheet total. The provisions for deferred taxes rose by a slight 2% to € 92.1 million. The provisions for pensions exceeded the prior year value by € 22.7 million due to the acquisition of thebrickbusiness, but are of subordinate importance for the long-term financing of the Wienerberger Group.

Interest-bearing loans (financial liabilities) declined by € 27.3 million to € 930.6 million. Of total financial liabilities, 70% (2003: 75%) are long-term and 30% (2003: 25%) are short-term in nature. After the inclusion of interest rate hedges that were concluded at low level, fixed-interest loans comprise 64% of the portfolio and variable interest loans 36%. The major part of financing is denominated in euro. Wienerberger monitors foreign exchange risk and its potential impact on balance sheet items based on the net risk position in the Group's most important currencies (USD, CHF, CZK, GBP, PLN) and hedges this risk with cross currency swaps based on monthly stress tests. Since the risk position includes both equity and debt components, an allocation to financial liabilities would not be meaningful.

Term Structure of Bank Debt


in € mill.
350
300
250
200
150
100
50
0
267.5
145.7
221.7
57.1
209.9
2005
2006
2007
2008
>2009

Calculation of Net Debt	**2003**	**2004**	**Change**
	in € mill.	*in € mill.*	*in %*
Interest-bearing loans	957.9	930.6	-3
+ Intercompany balance of receivables and payables from financing activities [1]	-105.2	-11.2	+89
- Marketable securities	-50.1	-70.5	-41
- Cash	-126.7	-86.5	+32
Net debt	**675.9**	**762.4**	**+13**

1) Excluding trade receivables and trade payables

Solid gearing of 55.8% and only minor increase in net debt

As of December 31, 2004 net debt totaled € 762.4 million, which is 13% more than the prior year value of € 675.9 million. High investment activity triggered an increase in net debt of € 632.6 million, which was reduced by € 301.5 million of operating cash flow and changes in working capital. As a result of the capital increase, gearing fell from 68.9 to 55.8% despite the record level of investments. Long-term financing such as equity, minority interest, non-current provisions and long-term liabilities covered 118% of fixed and financial assets at year-end (2003: 121%).

Investments financed from cash flow and capital increase

Development of Net Debt



in € mill.
675.9
-297.0
+632.6
-74.3
+51.5
-221.8
-4.5
762.4
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Net debt 31.12.2003
Gross cash flow
Capex and acquisitions
Asset disposals
Dividend
Capital increase
Working capital and other
Net debt 31.12.2004

Balance Sheet Development	2003	Disposals	Purchases [1]	Organic [2]	2004
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Fixed and financial assets	1,578.7	-0.1	392.1	42.0	2,012.7
Deferred tax assets	32.0	0.0	18.8	-8.1	42.7
Inventories	302.5	0.0	50.1	38.9	391.4
Other current assets	493.9	0.0	-146.3	71.5	419.1
Balance sheet total	**2,407.1**	**-0.1**	**314.6**	**144.3**	**2,865.9**
Equity and minority interest	980.4	0.0	221.8	165.0	1,367.2
Provisions	284.9	0.0	50.7	-64.6	271.0
Liabilities	1,141.8	-0.1	42.1	44.0	1,227.7

1) Effects of companies acquired in 2004 and capital increase
2) Including foreign exchange differences

Increase in balance sheet total through acquisitions

Growth through the acquisition of Koramic Roofing and thebrickbusiness as well as the purchase of brick plants in Poland and the capital increase led to a 13% increase in the balance sheet total. The 6% organic change in the balance sheet total resulted from an organic increase in the volume of business as well as negative foreign exchange effects, above all from the USA.

Balance Sheet Ratios		2003	2004
Capital employed	*in € mill.*	1,524.5	2,031.5
Net debt	*in € mill.*	675.9	762.4
Equity ratio	*in %*	40.7	47.7
Gearing	*in %*	68.9	55.8
Asset coverage	*in %*	62.1	67.9
Working capital to revenues	*in %*	22.3	23.8

Treasury

The year 2004 brought an improvement in the rating of Wienerberger. After the complete takeover of Koramic Roofing and a successful capital increase, Standard & Poor's raised our credit standing to BBB/stable outlook. In addition, Moody's Investors Service conducted a rating that produced a similar result with Baa2.

Improved rating to BBB or Baa2

A focal point of activities by the Wienerberger treasury department was the hedging of translation risk at the Group level for the Polish zloty, British pound and Slovakian krone. Other hedging contracts cover the Swiss franc, Czech krone and US dollar and minimized the risk connected with equity. We also improved our cash management system, which increased the optimization of liquidity within the Group and thereby made an important contribution to the improvement of net financing costs. In 2005 the Group treasury department will concentrate on the expansion of cash pooling activities and the stronger centralization of treasury-related issues. One key project will be the further improvement of the risk management system.

Further hedging of translation risk at Group level

Treasury Ratios	2003	2004
Net debt / EBITDA	2.0	1.9
EBITDA / Net financing costs	10.5	12.2
EBIT / Net financing costs	5.8	7.7
Equity / Debt	69%	91%
FFO [1]/ Net debt	37%	41%

1) Funds from operations

Cash Flow

The growth-based expansion of business and an improvement in operating earnings supported an increase of 27% in gross cash flow to € 297.0 million. Together with cash flows generated by working capital measures, cash flow from operating activities reached a level of € 336.3 million (2003: € 280.3 mill.). Cash flow from investing activities totaled € -577.7 million. Free cash flow (cash flow from operating activities less cash flow from investing activities plus growth investments) of € 300.7 million (2003: € 264.6 mill.) forms a sound basis to continue the strong, internally financed growth of the Wienerberger Group.

High free cash flow of € 300.7 million to finance growth

Of total cash flow from financing activities, € 49.8 million was used to finance the € 0.77 dividend for the 2003 Business Year. Cash flows of € 28.1 million from the change in fixed-interest loans were the result of an increase in borrowings to finance investments.

€ 49.8 million for dividend in 2003

Statement of Cash Flows	2003	2004
	in € mill.	*in € mill.*
Cash flow from operating activities	**280.3**	**336.3**
Maintenance capex	-68.6	-90.4
Bolt-on projects	-94.8	-177.5
External projects	-215.2	-364.6
Divestments and other	52.6	54.9
Cash flow from investing activities	**-326.1**	**-577.7**
Cash flow from financing activities	**85.6**	**199.4**
Change in cash and cash at bank	39.9	-42.1

Capital Expenditure and Acquisitions

€ 177.5 million for bolt-on projects, € 364.6 million for 2 major acquisitions

Capital expenditure and acquisitions totaled € 632.6 million (2003: € 378.7 mill.). Maintenance and rationalization investments (maintenance capex) equaled € 90.4 million (2003: € 68.6 mill.) or 61% (2003: 53%) of depreciation for the year. This represents the part of capital expenditure that is required to maintain current production capacity and modify equipment to meet the latest technical standards. A total of € 177.5 million (2003: € 94.8 mill.) was spent on smaller acquisitions as well as the construction of new plants and expansion of facilities (bolt-on projects) in existing markets. The focus of bolt-on investments in 2004 was Central-East Europe with a share of roughly 50%. The funds invested in major acquisitions (external projects) – Koramic Roofing and thebrickbusiness – totaled € 364.6 million (2003: € 215.2 mill.).

Capex and Acquisitions



in € mill.
700
600
500
400
300
200
100
0
632.6
378.7
28%
58%
25%
57%
2003
2004
External projects
Bolt-on projects
Maintenance capex

Investments in tangible fixed assets are divided among the various asset groups as follows: land and buildings at € 106.6 million, machinery and equipment at € 186.7 million, fixtures, fittings and office equipment at € 16.4 million, and construction in progress at € 126.4 million. Of the additions to tangible fixed assets, € 179.3 million are related to the acquisitions of Koramic Roofing and thebrickbusiness.

Development of Non-Current Assets	Intangible	Tangible	Financial	Total
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
31.12.2003	**333.9**	**1,112.9**	**131.8**	**1,578.6**
Capital expenditure [1]	14.0	224.1	0.9	239.0
Changes in the consolidation range	188.5	212.0	-8.4	392.1
Amortization and depreciation	-3.6	-144.4	-0.7	-148.7
Disposal	-0.9	-32.3	-28.8	-62.0
Currency translation and other	-9.9	20.1	3.4	13.6
31.12.2004	**522.1**	**1,392.4**	**98.2**	**2,012.7**

1) Additions as per schedule of fixed and financial assets

Capital Expenditure and Acquisitions [1]	2003	2004	Change
	in € mill.	*in € mill.*	*in %*
Central-East Europe	66.2	129.9	+96
Central-West Europe	40.1	56.4	+41
North-West Europe	236.5	399.8	+69
USA	34.5	43.8	+27
Investments and Other	1.3	2.7	+102
Wienerberger Group	**378.7**	**632.6**	**+67**

1) Additions to tangible fixed assets and intangible assets including working capital plus changes in the consolidation range

Wienerberger Value Management (WVM)

Increase in company value as the focus of our strategy

Growth in the value of our Company forms the cornerstone of our corporate strategy. For internal operating management, we therefore calculate a cash-based pre-tax return for all levels of the Group. The key ratios are cash flow return on investment (CFROI = EBITDA / historical capital employed at acquisition cost) and cash value added (CVA).

CFROI model for internal benchmarking

The CFROI model allows us to compare the various segments of the Group, independent of the age structure of their plants. For all segments we have established a minimum sustainable CFROI target of 12% (= hurdle rate), after adjustment for non-recurring income and expenses. CVA is calculated based on the CFROI of the individual segments compared to the 12% internal hurdle rate (= 10% pre-tax WACC + 2% economic depreciation), which is then multiplied by historical capital employed (CE) at acquisition cost. CVA shows the absolute operating cash value added by the individual segments.

Group CFROI exceeds 12% hurdle rate

Calculation of Group CFROI		2003	2004
EBITDA	*in € mill.*	**334.6**	**405.4**
Capital employed	*in € mill.*	1,524.5	2,031.5
Accumulated depreciation	*in € mill.*	1,103.4	1,109.4
Historical capital employed	*in € mill.*	**2,628.0**	**3,140.9**
CFROI	*in %*	**12.7**	**12.9**

All operating segments except North-West Europe meet return goals

CFROI 2004 by Segment	EBITDA	Historical CE	CFROI	CVA
	in € mill.	*in € mill.*	*in %*	*in € mill.*
Central-East Europe	142.2	837.1	17.0	41.7
Central-West Europe	87.2	603.1	14.4	14.7
North-West Europe	134.5	1,247.0	10.8	-15.1
USA	59.1	388.5	15.2	12.5
Investments and Other [1]	-17.5	65.1	-26.9	-25.3
Wienerberger Group [2]	**405.4**	**3,140.9**	**12.9**	**28.6**

1) Including holding company costs
2) Excluding consolidation of thebrickbusiness as of Sept. 24, 2004, CFROI would equal 13.4%

CFROI


2,740.1
2,628.0
3,140.8
15%
12%
12.7
12.9
10.0
9%
6%
3%
0%
2002
2003
2004
Hist. CE in € mill.
CFROI in %
Hurdle rate in %

CFROI reached 12.9% in 2004, which is slightly above the prior year level (12.7%). After adjustment for the acquisition of thebrickbusiness – which was acquired during the year and is reflected fully in the balance sheet but only for three months on the income statement – CFROI would equal 13.4%. The 12% hurdle rate was exceeded in all operating segments by a significant margin, with the exception of North-West Europe (due to the above-mentioned effect).

EVA grows to € 43.8 million

At the Group level, we also calculate return on capital employed (ROCE). This indicator is computed by comparing net operating profit after tax (NOPAT) to capital employed for the entire Group. The ratio indicates the extent to which Wienerberger meets the yield required by investors. The average cost of capital for the Group is based on the minimum yield expected by investors for funds they provide in the form of equity and debt. The weighted cost of capital (WACC) is determined by adding an appropriate risk premium for stock investments to the actual cost of debt for Wienerberger. The after-tax WACC rose to 7.5% in 2004 (2003: 7.0%), whereby the higher equity ratio and higher market value of equity outweighed the effect of the lower cost of debt.

Net operating profit after tax (NOPAT) rose by 48% to € 196.2 million in 2004. The acquisition of Koramic Roofing and thebrickbusiness led to a substantial increase in capital employed to € 2,031.5 million (+33%). In contrast, the devaluation of the US dollar reduced capital employed by only a slight amount. ROCE reached 9.7% (2003: 8.7%), and resulted in EVA® of € 43.8 million. These two major acquisitions also had a negative influence on ROCE, because the entire volume of capital employed but only the allocated monthly share of NOPAT are included in this calculation. Excluding thebrickbusiness ROCE 2004 would have reached 10.3%.

Major improvement in ROCE to 9.7%

Calculation of Group ROCE		**2003**	**2004**
EBIT	*in € mill.*	186.1	257.5
Taxes	*in € mill.*	-43.1	-49.5
Adjusted taxes	*in € mill.*	-10.2	-11.8
NOPAT	*in € mill.*	**132.8**	**196.2**
Equity and minority interest	*in € mill.*	980.4	1,367.2
Interest-bearing debt (incl. intercompany balance)	*in € mill.*	852.7	919.5
Liquid funds and financial assets	*in € mill.*	-308.6	-255.2
Capital employed	*in € mill.*	**1,524.5**	**2,031.5**
ROCE	*in %*	**8.7**	**9.7** [1]

1) Excluding consolidation of thebrickbusiness as of September 24, 2004, ROCE would equal 10.3%

Positive CVA of € 28.6 million

Value Ratios		**2003**	**2004**
ROCE	*in %*	8.7	9.7
EVA [1]	*in € mill.*	26.0	43.8
CFROI	*in %*	12.7	12.9
CVA	*in € mill.*	19.3	28.6

1) EVA is a registered brand name of Stern Stewart & Co.

Procurement

Strategic procurement department helps realize synergies in the Group

The rapid expansion and decentralized structure of the Wienerberger Group have created a wide range of challenges for our strategic procurement department. Our goal in this area is to identify synergies in close cooperation with local Wienerberger companies, and to realize these synergies through coordinated actions on procurement markets. We also work to improve the efficiency and the scope of procurement services on a continuous basis.

Lead buyer concept as focal point of procurement activities

Our lead buyer concept forms the focal point of procurement activities. Related strategic products and services – such as energy, raw materials, packaging, additives, etc. – have been combined into sourcing groups, and analyzed and negotiated cross-border. The responsibility for these procurement groups is assumed by local procurement managers. We incorporated our US activities more closely into this process during 2004 and completed the integration of procurement activities at Koramic Roofing. Our projects in 2005 will focus on the further development of this lead buyer concept, and will concentrate on the definition of new sourcing groups and the integration of new companies such as thebrickbusiness in England.

Development of supplier management and logistics system

We implemented a Group-wide supplier management system in the previous year to reduce costs and improve efficiency, and also introduced an international logistics system to optimize freight transportation. This project will be expanded in 2005 through stronger connections at the local level and the development of logistics controlling.

Clay supplies are secured over the long-term

Our most important raw material is clay, and our supplies of this material are secured for the foreseeable future. Roughly two-thirds of required clay reserves are owned by the Group, and the rest are safeguarded through long-term mining contracts.

The year 2004 was characterized by high volatility in energy prices, especially for oil. In spite of this development, we were able to hold the share of energy costs at a stable level with fixed-price agreements, forward contracts (above all for natural gas in the USA) and favorable timing in the conclusion of contracts. Since oil and gas are traded predominately in US dollars and we generally use coal in the USA, the foreign exchange rate had a positive effect on the development of costs. Energy costs for the Group totaled € 198.6 million or 11% of revenues in 2004. These expenses comprise 61% for natural gas, 4% for oil, 28% for electricity and 7% for coal and other sources. We are optimistic that we will be able to hold the cost of energy to roughly 11% of revenues in the future, and will work to meet this goal by further improving the efficient use of energy and increasing sales prices where necessary. For 2005 we have already secured 40% of natural gas requirements at acceptable conditions. In Austria and Germany we have already concluded fixed-price agreements for electricity that cover the years up to 2006. In addition, we are working to improve the quality of our analyses and hedging mechanisms to optimize the timing of new contracts and provide our plants with required supplies as part of the best possible planning horizon.

Energy Costs

as % of revenues


6.8
3.0
0.6
0.4
6.9
3.1
0.7
0.4
7
6
5
4
3
2
1
0
2003
2004
Natural gas
Electricity
Coal and other
Oil

Our procurement strategy in 2005 will focus on the further development and optimization of existing processes. Greater efficiency and the realization of synergies should also allow the procurement department to make a substantial contribution to cost management in the Wienerberger Group this year.

Outlook and Goals

Positive market development expected for Europe and USA in 2005

For 2005 and the following years, we expect a continuation of the Wienerberger growth strategy. Eastern Europe will demonstrate further growth over the long-term, even if there is temporary weakness in demand – as is currently the situation in Hungary. Housing starts are forecasted to increase during the coming year, above all in the Czech Republic, Poland and Romania. In Western Europe market developments should be favorable in Belgium, Holland and France. However, there are still no signs of lasting recovery on the construction sector in Germany and Wienerberger has adjusted its capacity to reflect a further decline of up to 10% in new residential construction in this country. In addition, a slight decrease in new residential construction cannot be excluded for Great Britain during 2005. However, the low number of British housing starts per capita and the high market share of bricks indicate a promising development of sales volumes over the long-term. In the USA we expect demand for our facing bricks will remain strong in 2005 because of the high level of new residential construction, which should continue at least into the third quarter of the year. Even a slight decline in housing starts should not have a negative impact on sales volumes in 2005 because this would primarily affect the low price segment where bricks are generally not used.

Goals for 2004 exceeded, ambitious investment program for 2005

For 2004 Wienerberger set a goal to increase revenues by at least 7% and EBITDA by at least 10%. Actual figures confirm that we were able to improve revenues by 14%, EBITDA by 21% and earnings per share by 26%. We also intend to pursue ambitious goals for 2005 and the following years, and will work to increase earnings by at least 10% each year. In order to reach this goal, we are planning over 20 bolt-on projects with investments of at least € 250 million. With maintenance capex of roughly € 100 million, we will invest more than € 350 million in our core business during 2005. Furthermore, we are evaluating opportunities for mid-size and larger acquisitions in Western Europe or the USA.

	Revenues		Capex and Acquisitions	
	2004	**Plan 2005**	**2004**	**Plan 2005**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
Central-East Europe	489.7	556.1	129.9	165.0
Central-West Europe	373.2	389.1	56.4	70.0
North-West Europe	633.3	784.4	399.8	65.0
USA	284.4	321.9	43.8	50.0
Investments and Other [1]	-21.8	-23.2	2.7	0.0
Wienerberger Group	**1,758.8**	**2,028.3**	**632.6**	**350.0**

1) Group eliminations are included in this segment

Target: ROCE >10% by end of 2006

Our goal over the mid-term is to achieve an EBITDA margin of 25%. This would not only require a significant improvement in Germany, our second most important market, but also further expansion steps in the roof tile business. We have also set a target to realize ROCE of at least 10% by the end of 2006. As the largest producer of bricks in the world, Wienerberger has a wide range of opportunities for profitable growth. We want to also use these opportunities in the future to create a steady increase in value for our shareholders.

Disclaimer: Statements on the future (see chapter Strategy and Business Model)

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H Austria Apfelberg	H Austria Fürstenfeld	H Austria Göllersdorf	H Austria Haiding	H Austria Hennersdorf	H Austria Laa/Thaya	H Austria Uttendorf	F Austria Rotenturm	CO Austria Gaspoltshofen [1]
H Belgium Steendorp	H Belgium Tessenderlo	H Belgium Zonnebeke	F Belgium Beerse	F Belgium Ghlin	F Belgium Kortemark	F Belgium Maaseik	F Belgium Malle	F Belgium Niel
CO Croatia Drnis [1]	P Croatia Ogulin	CL Croatia Bedekovcina [3]	CL Croatia Dakovo [3]	H Czech Republic Cicenice	H Czech Republic Holice	H Czech Republic Hostomice	H Czech Republic Jezernice	H Czech Republic Kostelec n. Orl.
CO Czech Republic Olbramovice [1]	CO Czech Republic Protivin [1]	CL Czech Republic Blizejov [3]	CL Czech Republic Hranice [3]	CL Czech Republic Jircany [3]	CL Czech Republic Slapanice [3]	CL Czech Republic Stod [3]	F Denmark Pedershvile	F Denmark Provelyst
F France Hulluch	F France Ollainville	F France Quienot	F France Wizernes	CG France Achenheim	CL France Aleonard	CL France Bouxwiller	CL France Lantenne	CL France Seltz
H Germany Gransee	H Germany Hainichen	H Germany Isen [1]	H Germany Lanhofen [1]	H Germany Malsch	H Germany Mühlacker	H Germany Rietberg	H Germany Sittensen	H Germany Spardorf
C Germany Elze	C Germany Geiselbullach	CL Germany Langenzenn I & II	CL Germany Mühlacker	F Great Britain Cheadle	F Great Britain Colchester	F Great Britain Denton	F Great Britain Eldon	F Great Britain Ewhurst
H Hungary Kisbér	H Hungary Kőszeg	H Hungary Mezőtur	H Hungary Örbottyán	H Hungary Pannonhalma	H Hungary Solymár I & II	H Hungary Sopron	H Hungary Teskánd	H Hungary Törökbalint [2]
H Italy Feltre	H Italy Imola	H Italy Terni	H Italy Sagrado [2]	CL Macedonia Vinica [3]	H Netherlands Brunssum	F Netherlands Bemmel	F Netherlands Erlecom	F Netherlands Esbeek
F Netherlands Thorn	F Netherlands Timmermans	F Netherlands Wolfswaard	CP Netherlands Kijfwaard II	CP Netherlands Daams	CP Netherlands Doorwerth	CL Netherlands Tegelen I & II	CL Netherlands Deest	F Norway Lunde
H Poland Zielonka	H Poland Zlocieniec	F Poland Jankowa	F Poland Torun	CG Poland Honoratka III	CL Poland Kunice	P Poland Gdansk	P Poland Gliwice	P Poland Kolbiel
P Slovakia Sered	H Slovenia Ormoz	H Slovenia Pragersko	CO Slovenia Skocjan [1]	CL Slovenia Krizevci [3]	F Sweden Enköping	CG Sweden Skoldingen	H Switzerland Istighofen	H Switzerland Rafz
F USA Knoxville, TN	F USA Lee County, NC	F USA Louisville, KY	F USA Marion, VA	F USA Mooresville, IN	F USA Roanoke, VA	F USA Rome, GA	F USA Sanford, NC	F USA Somerset, VA

Code	Country	Site
CO	Austria	Pöchlarn[1]
CL	Austria	Gleinstätten[3]
CL	Austria	Pinkafeld[3]
CL	Austria	Unterpremstätten[3]
P	Austria	Klagenfurt
P	Austria	Leopoldsdorf
H	Belgium	Beerse
H	Belgium	Kortemark
H	Belgium	Rumst
F	Belgium	Peruwelz
F	Belgium	Rijkevorsel
F	Belgium	Wanlin
F	Belgium	Warneton
CL	Belgium	Aalbeke I & II
CL	Belgium	Moeskroen
CO	Bulgaria	Silistra[1]
H	Croatia	Dakovo
H	Croatia	Karlovac
H	Czech Republic	Kunin
H	Czech Republic	Lety
H	Czech Republic	Novosedly
H	Czech Republic	Osik
H	Czech Republic	Repov
H	Czech Republic	Tunechody
H	Czech Republic	Tyn
CG	Czech Republic	Repov
CO	Czech Republic	Chrudim[1]
F	Denmark	Varde
F	Estonia	Aseri
CL	Estonia	Aseri
F	Finnland	Koria
F	Finnland	Lappila
H	France	Achenheim
H	France	Betschdorf
H	France	Pont de Vaux
F	France	Angervilliers
H	Germany	Aichach[1]
H	Germany	Ansbach
H	Germany	Bad Freienwalde
H	Germany	Bad Neustadt
H	Germany	Bollstedt
H	Germany	Buldern
H	Germany	Eisenberg
H	Germany	Erfurt
H	Germany	Grafentraubach[1]
H	Germany	Wefensleben
H	Germany	Zwickau
F	Germany	Baalberge
F	Germany	Buchwäldchen
F	Germany	Malliss
F	Germany	Petershagen
F	Germany	Woldegk
CG	Germany	Jeddeloh
CG	Germany	Spardorf
F	Great Britain	Sandown
F	Great Britain	Sittingbourne
F	Great Britain	Steerpoint
F	Great Britain	Todhills
F	Great Britain	Warnham
H	Hungary	Abony
H	Hungary	Balatonszentgyörgy
H	Hungary	Bataszék
H	Hungary	Békéscsaba III
CG	Hungary	Köszeg
CG	Hungary	Ócsa
CO	Hungary	Kecskemet[1]
CO	Hungary	Veszprém[1]
CL	Hungary	Békéscsaba I & II[3]
CL	Hungary	Csorna[3]
CL	Hungary	Tata[3]
P	Hungary	Ócsa
H	Italy	Cormons[2]
F	Netherlands	Haaften
F	Netherlands	Heteren
F	Netherlands	Kijfwaard I
F	Netherlands	Milsbeek
F	Netherlands	Nuance
F	Netherlands	Oosterhout
F	Netherlands	Reuver
F	Netherlands	Rijssen
F	Netherlands	Roodvoet
H	Poland	Dobre
H	Poland	Gnaszyn
H	Poland	Honoratka
H	Poland	Kupno
H	Poland	Lajsi
H	Poland	Lebork II & III
H	Poland	Nowy Sacz
H	Poland	Osiec
H	Poland	Zielieniec
H	Romania	Gura Ocnitei
H	Romania	Sibiu
CL	Romania	Sibiu[3]
CO	Romania	Sibiu
CL	Serbia	Potisje Kanjiza[3]
H	Slovakia	Boleraz
H	Slovakia	Zlaté Moravce
CO	Slovakia	Ivanka pri Nitra[1]
CL	Slovakia	Nitrianské Pravno[3]
CL	Switzerland	Istighofen
CL	Switzerland	Laufen
F	USA	Atlanta, GA
F	USA	Brickhaven, NC
F	USA	Cape Fear, NC
F	USA	Corbin, KY
F	USA	Darlington, PN
F	USA	Johnson City, TN
F	USA	Kingsport, TN
PR	USA	Kingsport, TN
A	USA	West Memphis, AR

Central-East Europe

After the introduction of a new segmentation in 2004 based on geographical criteria, the Central-East Europe segment includes our brick and roof tile activities in Austria and Eastern Europe as well as Semmelrock (concrete pavers), Bramac (concrete roof tiles) and Tondach Gleinstätten (clay roof tiles, at equity).

Continuation of strong earnings growth in Central-East Europe

Revenues in the Central-East Europe segment rose by 8% to € 489.7 million in 2004. An increase in price levels throughout most of this region combined with steady efforts to optimize processes and cost efficiency supported an 12% improvement in EBITDA to € 142.2 million. Earnings growth was highest in the Czech Republic, Austria und Slovenia. Development was also positive in Slovakia and Poland, while Hungary and Croatia reported a decline in earnings. The significance of the Central-East Europe segment is underscored not only by its 28% share of Group revenues but also by an impressive 35% contribution to EBITDA.

2002	2003	2004
396.6	455.1	489.7
27.1	28.0	29.0

Revenues in € mill.
EBITDA margin in %

Central-East Europe		2003	2004	Change in %
Revenues	in € mill.	455.1	489.7	+8
EBITDA	in € mill.	127.3	142.2	+12
EBIT	in € mill.	91.2	101.6	+11
CFROI	in %	19.3	17.0	-
CVA [1]	in € mill.	49.0	41.7	-15
Capital employed	in € mill.	334.1	468.1	+40
Capex and acquisitions	in € mill.	66.2	129.9	+96
Employees		3,883	4,558	+17
Sales volumes hollow bricks	in mill. NF	3,573	3,408	-5
Sales volumes pavers	in mill. m²	3.9	5.7	+46
Sales volumes concrete roof tiles [2]	in mill. m²	18.7	17.2	-8

1) Hurdle rate = 12%
2) Sales volumes are not proportional, but reflect 100%

Austria

Higher earnings in Austria through optimization in spite of lower sales volumes

New residential construction in Austria showed first signs of moderate recovery in 2004 after a series of annual declines. However, excess capacity was still widespread throughout the market. Even an increase in exports to neighboring regions was unable to offset the decline in local sales volumes. This situation was compounded by advance purchases made in 2003 following the announcement of new highway tolls for trucks. In spite of this development, Austria was able to record substantial growth in earnings because of successful price increases in nearly all product groups and an improvement in the average use of capacity. At the operating level, the success of our high thermal insulating Porotherm 38 S.i and the plane brick line also supported this development. For 2005 we expect new residential construction will remain stable. Our goal is to realize a further improvement in earnings through optimization measures and cost efficiency in spite of excess capacity on the market.

Poland

Higher earnings in Poland after advance purchases in first six months

An increase in the VAT rate on building materials from 7 to 22% as of May 1, 2004 triggered a sharp rise in demand during the first months. The result was a general decline in sales volumes of both hollow bricks and facing bricks for the full year. However, price increases combined with further cost optimization and the full takeover of the Koramic clay roof tile plant in Kunice led to a significant improvement in both revenues and earnings. We were also able to strengthen our market position in the southern and northern sections of the country through the integration of brick plants in Kupno, Nowy Sacz and Osiek, which we acquired from the largest local competitor during the second quarter. For the coming year we expect only a slight increase in new residential construction, but the low starting point in comparison to Western Europe indicates a large potential for growth. These opportunities will be developed with investments at the Kupno and Jankowa plants as well as the continued expansion of our market shares, and should lead to further earnings growth in 2005.

Hungary

Earnings decline by slight amount in Hungary but remain at high level

New residential construction in Hungary recorded a sharp decline in 2004 after several dynamic years. This downturn was triggered by a cutback in federal subsidies for residential construction and resulting uncertainty on the part of consumers and builders. Revenues fell as a consequence of the changed market climate and triggered a decline in earnings, which still remained at a high level. In addition to the start of construction on a new plant in Tiszavasvari (eastern Hungary), investment activities focused on the expansion of the Kisber hollow brick plant and the Köszeg lintel and girder plant in 2004. Temporary reductions in capacity are planned for 2005 to stabilize price levels, and the outdated Teskand plant will be closed to adjust plant structures. At the same time we will start construction on a new lintel and girder plant in Mezötur and increase product differentiation to expand our shares of the brick market. Our minimum goal for 2005 is to hold earnings at a stable level.

Czech Republic

Market presence in North Moravia increased and record results in Czech Republic

Residential construction in the Czech Republic showed strong development at the local level in 2004. Revenues and earnings rose by a sizeable amount, supported by rising demand for our high thermal insulating Porotherm S.i brick and the market introduction of the Porotherm plane brick line. The acquisition of three brick plants in North Moravia increased our plant structure in this emerging economic region. The newly constructed plant in Jezernice started operations during the first quarter 2005 and will further strengthen our presence in this area. Product development in 2005 will continue to focus on heat and sound insulation. For the coming year we expect the market in the Czech Republic will demonstrate further growth and earnings improvement.

Significant earnings improvement in Slovakia

Slovakia

In contrast to previous years, demand on the Slovakian market was subdued in 2004. Sales volumes declined, but a further improvement in earnings was recorded following continued optimization measures and price adjustments. New production capacity was created with the expansion of the Boleraz brick plant in northwest Slovakia. For 2005 we expect a resumption of growth in residential construction, which should allow us to at least maintain the excellent level of earnings.

Market presence in Romania increased significantly

Romania

Sales volumes in Romania increased by a substantial amount in 2004, while price levels remained constant. This was due to the rapid integration of the recently acquired plant in Sibiu and higher imports from Hungary. Earnings were favorably influenced above all by quality and performance optimization at the newly built plant in Gura Ocnitei (north of Bucharest), which approached full capacity operations at year-end. Modernization of the Sibiu plant in 2005 will expand our market position and support a further improvement in earnings.

Decline in exports to Bosnia and weaker demand in Croatia

Croatia

A cutback in public housing construction as well as a decline in building activity along the coast triggered a significant market downturn in Croatia during 2004. The export of excess capacity to ***Bosnia-Herzegovina*** was only possible to a very limited extent because of the local demand situation. However, earnings developed better than revenues because of a consistent price policy. Investment projects were started at the Karlovac plant, which will improve both product quality and the cost structure. For 2005 we do not expect a further market decline, but pressure on prices should increase because of excess capacity.

Market share expanded despite heavy competition

Slovenia

The market in Slovenia was characterized by a slight downturn and continuing competition for market shares in 2004. The successful integration of the Pragersko brick plant, which was acquired in 2003, supported further improvement in revenues and earnings. For 2005 we expect stable domestic demand, but increasing pressure on prices from neighboring Croatia.

Higher earnings and stronger market position for Semmelrock

Semmelrock (concrete pavers, 75% stake)

Our specialist for design-oriented concrete pavers continued to expand its market position and significantly improved earnings in 2004. The market in ***Austria*** was characterized by a noticeable decline that was caused in part by the weather, but activities in Eastern Europe were able to more than offset this development. The Alpha-Umwelttechnik segment was sold at the start of 2005 in keeping with the company's strategy to focus on pavers. In ***Hungary*** Semmelrock was able to improve the use of paver and slab capacity at the Budapest plant in Ocsa, and the construction of a paver plant near Miskolc will strengthen the market presence in the eastern section of the country. Semmelrock plans to increase sales volumes in both the paver and slab areas by strengthening its position in the high-quality segment. In ***Slovakia*** strong sales volume growth in the high-price segment led to the full use of production capacity, and construction was started to enlarge the Sered plant. The company's market presence in ***Poland*** was further developed through the acquisition of a majority stake in Kombet, a paver manufacturer, as well as investments to expand the plants in Gdynia and Gliwice. In ***Croatia*** operations started at the Ogulin paver plant, which resulted in start-up costs but also supported the development of a market position. In 2005 Semmelrock plans to continue growth investments in new markets and, in combination with the expansion of the high-quality product line, further improve earnings.

Bramac (concrete roof tiles, 50% stake)

Bramac continues expansion in Bulgaria and Romania

Demand on the company's traditional markets in Central and Eastern Europe declined during 2004, and led to the first slight earnings decline reported by Bramac in years. Specially planned growth investments led to a substantial improvement in market positions in Romania und Bulgaria. The Sibiu plant started operations in autumn, and represents the first production facility on the rapidly growing Romanian market. The expansion of the Bulgarian plant in Silistra will add new capacity beginning in the second half of the year. Plans call for continued market penetration in Romania and Bulgaria as well as an improvement in earnings for 2005.

Tondach Gleinstätten (clay roof tiles, 25% stake)

Successful growth strategy of Tondach Gleinstätten

Tondach Gleinstätten, a 25% investment that is consolidated at equity in the financial statements of the Wienerberger Group, recorded a successful year in 2004 with respect to the development of revenues and earnings. Sales volumes rose in Austria, Slovenia and Croatia, while other markets in Central and Eastern Europe remained relatively stable. Increased investments to expand market positions in Serbia, Slovenia, Romania and Macedonia will form a solid basis to continue the company's growth course in 2005 and the following years.

Central-West Europe

Higher earnings in all countries of Central-West Europe



Central-West Europe covers our brick and roof tile activities in Germany, Italy and Switzerland. This segment recorded solid development in nearly all product areas and regions for the reporting year. Revenues rose by 12% to € 373.2 million as a result of price increases and acquisitions, and EBITDA improved 27% to € 87.2 million. The Central-West Europe segment generated 21% of revenues and EBITDA in 2004.



283.7
332.2
373.2
30%
23.3
20%
20.7
18.0
10%
0%
2002 2003 2004
Revenues in € mill.
EBITDA margin in %

Central-West Europe		2003	2004	Change in %
Revenues	*in € mill.*	332.2	373.2	+12
EBITDA	*in € mill.*	68.6	87.2	+27
EBIT	*in € mill.*	28.9	51.4	+78
CFROI	*in %*	11.0	14.4	-
CVA [1]	*in € mill.*	-6.2	14.7	>100
Capital employed	*in € mill.*	350.5	359.1	+2
Capex and acquisitions	*in € mill.*	40.1	56.4	+41
Employees		1,670	1,768	+6
Sales volumes hollow bricks	*in mill. NF*	1,991	2,240	+13
Sales volumes facing bricks	*in mill WF*	234	206	-12
Sales volumes clay roof tiles [2]	*in mill. m²*	4.7	4.2	-11

1) Hurdle rate = 12%
2) Sales volumes are not proportional, but reflect 100%

Germany

Market position in southwest Germany expanded

Residential construction in Germany showed no signs of recovery during 2004, and a new decline was noted during the second half of the year. We used this tense competitive atmosphere to expand our market position in the southern part of the country by acquiring two brick plants from the Trost Group in Malsch und Ansbach. At the same time we optimized our production structures by closing underutilized plants in Mühlacker, Jeddeloh and Spardorf, which led to non-recurring expenses of € 5.8 million.

Differing development in four product areas

The rapid integration of the newly acquired plants supported an increase in sales volumes of hollow bricks and also stabilized price levels. Intense competition for market share continued to characterize the facing brick area and affect price structures. The chimney area continued the earnings growth that began in the previous year by standardizing the product line based on round pipes. After the successful integration of Koramic clay roof tile plants and major optimization programs, the roofing systems area reached the EBITDA turnaround in 2004. In total, our German activities were able to significantly increase operating EBITDA.

Reserved forecasts for 2005

For 2005 we expect a further downturn on the market and increasing pressure on prices in certain regions, above all in the hollow brick area. The full integration of the former Koramic plants in Langenzenn and Mühlacker as well as optimization measures in the Ansbach, Malsch and Neustadt plants will stabilize earnings on a lasting basis and provide sufficient capacity to meet a future increase in demand.

Italy

Earnings in Italy unchanged at high level

New residential construction in Italy again remained on an upward trend in 2004, although the first signs of slowing demand appeared in the north of the country. Increases were recorded in both sales volumes and prices, while investments in the Imola plant led to an improvement in performance and quality. Earnings growth resulted primarily from the first full-year consolidation of the Tacconi brick company in Terni, which is located 100 km north of Rome; Wienerberger acquired a majority stake in this company during 2003. For 2005 we forecast stable demand, even though excess capacity is expected in specific regions during the second half of the year. Cost optimization at the Terni plant and the concentration of sales activities on our high-quality plane brick line should hold earnings at the very high level recorded in past years.

Switzerland

Good business development in Switzerland

Demand on the Swiss market showed strong recovery in 2004. We were able to increase sales volumes of clay roof tiles and maintain price levels. A strong rise in sales volumes as well as price increases supported an improvement in earnings in the hollow brick area. Revenues from the sale of insulating materials (merchandise) increased by a substantial amount, and allowed us to record very good results for the reporting year. For 2005 we expect a stable development of business in keeping with the market.

North-West Europe

Strong growth in North-West Europe through acquisitions and increase in operating earnings



The North-West Europe segment includes our brick and roof tile activities in Belgium, Holland, France, Great Britain, Scandinavia, Finland and the Baltic States. The substantial increase in our market position following the acquisition of Koramic Roofing and thebrickbusiness as well as an improvement in operating earnings supported growth of 32% in revenues to € 633.3 million and 53% in EBITDA to € 134.5 million. The North-West Europe segment recorded 36% of Group revenues and 33% of EBITDA in 2004.



352.1
480.7
633.3
30%
20%
10%
0%
16.2
18.3
21.2
2002
2003
2004

Revenues in € mill.
EBITDA margin in %

North-West Europe		2003	2004	Change in %
Revenues	*in € mill.*	480.7	633.3	+32
EBITDA	*in € mill.*	88.0	134.5	+53
EBIT	*in € mill.*	43.6	83.2	+91
CFROI	*in %*	10.1	10.8	-
CVA [1]	*in € mill.*	-16.6	-15.1	+9
Capital employed	*in € mill.*	539.3	885.4	+64
Capex and acquisitions	*in € mill.*	236.5	399.8	+69
Employees		2,960	3,539	+20
Sales volumes hollow bricks	*in mill. NF*	766	969	+27
Sales volumes facing bricks	*in mill. WF*	1,255	1,379	+10
Sales volumes clay roof tiles [2]	*in mill. m²*	10.2	10.6	+3

1) Hurdle rate = 12%
2) Sales volumes are not proportional, but reflect 100%

Belgium

Significant improvement in market position in Belgium over recent years

New residential construction in Belgium rose 8% in 2004, with the renovation market stabilizing during the second half of the year. The prices for roof tiles remained at the prior year level, but increases were realized in the prices of facing and hollow bricks. The development of sales volumes was generally positive, above all due to the first full-year consolidation of the hollow brick plants acquired from Swenden and the integration of Koramic Roofing. In order to reduce production costs we prepared to relocate production from the leased roof tile plant in Littoral to the enlarged Pottelberg facility. Investments also covered the restructuring of the Rumst plant and the installation of a third production line in Beerse to meet the rising demand for facing bricks. These measures to improve the plant structure combined with the successful integration of plants acquired from Hanson, Swenden and Koramic in recent years and further cost savings led to an improvement in earnings during 2004. For 2005 we expect a favorable market environment and stable prices, which should safeguard the continuation of our growth course and a further improvement in earnings.

Holland

Imports from Germany and Belgium lead to pressure on prices in Holland

After substantial declines in recent years, new residential construction and the renovation market in Holland remained fairly stable in 2004. Sales volumes of facing bricks decreased slightly because of a strong rise in imports from Germany and Belgium as well as necessary capacity adjustments. The roof tile area reported growth in revenues and earnings, which was supported above all by the first full consolidation of Koramic and price increases. The production capacity of clay pavers was expanded during the reporting year in order to meet the sizeable rise in demand. We expect the market environment will remain tense in 2005, with higher energy prices and a further rise in imports exerting pressure on price levels. However, strict cost management as well as a focus on new products and sales channels should have a positive effect on the development of earnings. The new residential construction market in Holland is expected to show noticeable improvement towards the end of 2005.

France

Increase in market shares with regional expansion in favorable environment

The market in France was characterized by strong growth in residential construction during 2004, with the number of housing starts for single and multiple-family dwellings increasing by more than 15%. Higher sales volumes of hollow bricks led to a substantial improvement in the utilization of capacity at the Pont de Vaux plant, which reached full operations in 2003. However, the facing brick area was confronted with a modest downturn on the market and lower sales volumes. The clay roof tile business profited from a favorable market environment, and was able to increase sales volumes by a sizeable amount despite a temporary breakdown at the Lantenne plant. A major focus of operations during the reporting year was the development of a strong and efficient sales system through the merger of formerly separate sales channels for hollow and facing bricks. In addition, the extension of the regional "Go West" strategy for hollow bricks further strengthened our market position. The development of earnings was also supported by the use of internal synergies and cost savings opportunities, and we plan to continue this trend in 2005.

Great Britain

New dimension of our British activities through acquisition of thebrickbusiness

In Great Britain we benefited from a good level of new residential construction, especially during the first six months. Higher sales volumes of facing bricks as well as the start of roof tile imports from the Benelux region combined with modest price increases led to a significant improvement in earnings. We set a strategic milestone in September with the acquisition of thebrickbusiness, the third largest producer of bricks on the British market. These plants guarantee a broad-based market presence, and their integration with existing sales and organizational structures formed the focal point of operations after the takeover. Work started on the first expansion projects in Warnham and the changeover of products to the TERCA brand name. The temporarily closed Ewhurst plant (formerly Ockley) will reopen during the second quarter after a conversion of production technology, and should lead to the further improvement of earnings in Great Britain. The full consolidation of thebrickbusiness as of October 2004 adds a new dimension to our future earnings forecasts for Great Britain and will strengthen the geographic portfolio of the entire Group.

Northern Europe

Differing developments in Northern Europe

We were able to substantially improve our market position and also increase sales volumes on the largest facing brick market in Scandinavia through the acquisition of Wewers with two plants in ***Denmark***. The market environment in ***Sweden*** remained tense, but earnings improved slightly after the combination with our Danish activities. The market in ***Norway*** showed modest recovery, but earnings are only expected to improve in 2005 after the optimization of our sales structures has taken hold. Developments in ***Finland*** were positive, where both domestic demand and exports increased. The growth trend in ***Estonia*** remains unbroken.

USA

Strong earnings growth in USA despite weak dollar

Our US subsidiary General Shale was able to increase local currency revenues by an impressive 24% for the reporting year because of a substantial rise in sales volumes and price adjustments. Even after foreign exchange effects – the average US dollar exchange rate fell by 9% in 2004 – we recorded revenue growth of 13% on a euro basis to € 284.4 million. The development of EBITDA reflected revenues, and resulted in an increase of 20% to € 59.1 million. At the same time, the EBITDA margin improved from 19.5 to 20.8%. The USA is responsible for 16% of Group revenues and 15% of EBITDA.


275.6
252.1
284.4
30%
20%
21.4
19.5
20.8
10%
0%
2002
2003
2004
Revenues in € mill.
EBITDA margin in %

USA		2003	2004	Change in %
Revenues	*in € mill.*	252.1	284.4	+13
EBITDA	*in € mill.*	49.1	59.1	+20
EBIT	*in € mill.*	26.7	42.0	+57
CFROI	*in %*	12.3	15.2	-
CVA [1]	*in € mill.*	1.2	12.5	>100
Capital employed	*in € mill.*	281.4	277.3	-1
Capex and acquisitions	*in € mill.*	34.5	43.8	+27
Employees		1,886	2,117	+12
Sales volumes facing bricks	*in mill. WF*	1,147	1,238	+8

1) Hurdle rate = 12%

Major increase in capacity to meet strong demand

Operating activities at General Shale focused on the expansion of capacity, an increase in automation to improve productivity and the development of new sales channels. At the Rome plant in Georgia, the third phase of construction started immediately after the end of phase two. This plant north of Atlanta will have a capacity of roughly 180 million brick units after its scheduled completion during the first half of 2005. We also started the third stage of construction at Brickhaven (North Carolina), which will raise capacity by 90 million brick units to a total of 270 million after completion in the third quarter of 2005. At the Louisville (Kentucky) plant we are doubling capacity for the Midwest region to 110 million brick units. Our strategy for the USA is based on the concentration of production at high-performance facilities in order to further optimize costs.

Strong new residential construction leads to higher sales volumes and prices

New housing starts in the USA rose by roughly 5% to 2 million units in 2004. General Shale increased sales volumes by 8% at full utilization of capacity, and was therefore able to reduce inventories by a significant amount. We raised prices in preparation for an expected increase in the cost of energy during 2005. The direct sales system was systematically expanded through the acquisition of three building material merchants – Wittichen, Colonial Brick and Carolina Brick&Block.

Positive development also expected for 2005

Our forecasts for 2005 remain favorable, even if the momentum in new residential construction is expected to slow during the second six months. Any decline in housing starts that may result from rising interest rates should have a primary impact on the low price segment, in which bricks do not play a role. We plan to realize a further improvement in earnings during 2005 based on an increase in market shares through higher production capacity and the continuous optimization of work processes.

Investments and Other

Non-core activities and holding company costs in this segment

The Investments and Other segment comprises the non-core activities of the Wienerberger Group: Pipelife plastic pipes (50% joint venture), real estate, a stove tile plant in Austria and Group headquarters costs. In recent years the Pipelife Group has gradually developed into an independent company with autonomous management, and is now regarded as a financial investment. Therefore, the consolidation form for Pipelife was changed from the proportional method to equity valuation during the reporting year. In order to improve comparability, we have also adjusted prior year data retroactively and thereby improved the transparency of reporting on our core business.

Sale of Steinzeug in 2003 and higher holding company costs in 2004

Revenues recorded by this segment declined 73% to € 16.3 million, and EBITDA fell from € 1.4 to -17.5 million. This development resulted from the following factors: the Steinzeug Group (clay pipes) was sold as of September 30, 2003 and subsequently deconsolidated; results for 2003 therefore include nine months of revenues and earnings from this company. Furthermore, Wienerberger AG expanded central functions – in particular engineering and marketing – during 2004 to match the strong growth in the core business, which triggered an increase in holding company costs.

Investments and Other		2003	2004	Change in %
Revenues [1]	*in € mill.*	60.4	16.3	-73
EBITDA	*in € mill.*	1.4	-17.5	>100
EBIT	*in € mill.*	-4.5	-20.7	>100
Capital employed	*in € mill.*	19.2	41.7	+117
Employees		473	172	-64

1) Excluding Group eliminations

Improvement in earnings at Pipelife despite rising raw material prices

The development of the Pipelife Group in 2004 was influenced by a sharp rise in the price of PE and PVC raw materials as well as generally good demand. The company was only able to pass on part of these higher input prices to customers because of heavy competition in the plastic pipe industry. In spite of these difficult conditions, Pipelife reported a significant improvement in earnings for 2004 because of strict fixed cost management and productivity increases. The development of business in Eastern Europe and the USA was very positive. Earnings growth was also registered in Western Europe, but Northern Europe fell slightly below the good prior year level. However, intense price competition in China led to significant declines. Forecasts call for a stabilization of raw material prices and further improvement in earnings during 2005. The goal for the Pipelife joint venture remains the maximization of free cash flow and a reduction in net debt.

Continued sale of non-operating real estate

During the 2004 Business Year we sold a number of non-operating properties as well as our 45% stake in Wienerberg City Errichtungsges.m.b.H., whose main holding is the Vienna Twin Tower. These sales generated proceeds of € 48.9 million and book gains of € 10.9 million. The book gains and restructuring costs of € 10.9 million are included under operating results in the relevant regional segments. The sale of these assets is designed to refinance our core business, and we will continue to pursue this strategy in the future. At the present time, we estimate the value of our remaining non-core properties at approximately € 85 million.

FINANCIAL STATEMENTS 2004

Income Statement

Notes		2004 in TEUR	2003 in TEUR
(7)	Revenues	1,758,846	1,544,019
(8, 9, 12)	Cost of goods sold	-1,074,544	-984,680
	Gross profit	**684,302**	**559,339**
(8, 9, 12)	Selling expenses	-312,779	-274,288
(8, 9, 12)	Administrative expenses	-108,406	-96,569
(10)	Other operating expenses	-48,457	-34,430
(11)	Other operating income	42,790	51,354
(8)	Amortization of goodwill	0	-19,257
	Operating profit before non-recurring items	**257,450**	**186,149**
	Non-recurring write-offs and provisions related to restructuring	0	0
	Non-recurring income	0	0
	Operating profit after non-recurring items	**257,450**	**186,149**
	Income from investments in associates	8,586	3,464
(13)	Other financial results	-34,667	-33,568
	Financial results	**-26,080**	**-30,104**
	Profit before tax	**231,370**	**156,045**
(14)	Income taxes	-49,538	-43,117
	Profit after tax	**181,832**	**112,928**
	Thereof minority interest	4,729	2,511
	Thereof net profit for the period	**177,104**	**110,417**
(28)	**Adjusted earnings per share before amortization of goodwill and non-recurring items (in EUR)**	**2.54**	**2.01**
(28)	**Earnings per share (in EUR)**	**2.54**	**1.71**
(28)	**Diluted earnings per share (in EUR)**	**2.53**	**1,71**
(28)	**Recommended or paid dividend per share (in EUR)**	**1.07**	**0.77**

The following notes to the financial statements form an integral part of this income statement.

Statement of Cash Flows

Notes		2004 *in TEUR*	2003 *in TEUR*
	Profit after tax	181,832	112,928
	Depreciation and amortization	148,739	148,778
	Write-up of fixed and financial assets	0	-2,488
	Increase/decrease in long-term provisions	-10,415	-9,787
	Income from associates	-8,586	-3,660
	Income/loss from the disposal of fixed and financial assets	-14,542	-12,218
	Gross cash flow	**297,028**	**233,553**
	Increase/decrease in inventories	-37,005	37,648
	Increase/decrease in trade receivables	-14,944	-4,349
	Increase/decrease in trade payables	36,103	-27,462
	Increase/decrease in other net current assets	30,787	8,481
	Changes in non-cash items resulting from foreign exchange translation	24,296	32,423
(26)	**Cash flow from operating activities**	**336,265**	**280,294**
	Proceeds from the sale of assets	74,349	58,191
	Purchase of property, plant and equipment and intangible assets	-238,034	-145,383
	Payments made for investments in financial assets	-921	-10,604
	Increase/decrease in marketable securities	-18,535	-17,606
	Cash flow from changes in the consolidation range	-394,584	-210,661
(27)	**Cash flow from investing activities**	**-577,725**	**-326,063**
	Increase/decrease in long-term borrowings	-12,692	56,153
	Increase/decrease in short-term borrowings	40,763	73,670
	Dividends paid by Wienerberger AG	-49,777	-42,665
	Dividends paid to minority shareholders as well as capital decrease	-2,690	-2,189
	Dividend payments from associates	1,975	660
	Capital increase Wienerberger AG	221,782	0
	Cash flow from financing activities	**199,361**	**85,629**
	Change in cash and cash at bank	**-42,099**	**39,860**
	Effect of exchange rate fluctuations on cash held	1,887	-2,085
	Cash and cash at bank at the beginning of the year	126,704	88,929
	Cash and cash at bank at the end of the year	**86,492**	**126,704**
	Thereof cash and cash at bank	86,492	126,704

The following notes to the financial statements form an integral part of this statement of cash flows.

Balance Sheet

Notes		31.12.2004 *in TEUR*	31.12.2003 *in TEUR*
	ASSETS		
(15)	Intangible assets	522,064	333,905
(15)	Property, plant and equipment	1,337,568	1,046,967
(15)	Investment property	54,872	65,974
(15)	Investments in associates	76,329	83,152
(15)	Other financial assets	21,835	48,668
(21)	Deferred tax assets	42,737	32,048
	Non-current assets	**2,055,404**	**1,610,714**
(16)	Inventories	391,435	302,452
(17)	Trade receivables	172,753	132,959
(17)	Other current receivables	89,301	184,166
	Marketable securities	70,517	50,101
	Cash and cash at bank	86,492	126,704
	Current assets	**810,497**	**796,382**
	Total Assets	**2,865,901**	**2,407,096**
	EQUITY AND LIABILITIES		
	Issued capital	74,168	65,279
	Share premium	415,052	192,831
	Retained earnings	962,644	820,103
	Treasury stock	-13,327	-13,327
	Translation reserve	-105,502	-108,206
	Minority interest	34,178	23,753
(18)	**Equity**	**1,367,214**	**980,433**
(19, 20)	Employee-related provisions	70,810	46,010
(19, 21)	Provisions for deferred taxes	92,130	90,344
(19)	Other non-current provisions	51,050	48,002
(22)	Long-term borrowings	654,711	722,520
(22)	Other non-current liabilities	25,028	21,459
	Non-current provisions and liabilities	**893,729**	**928,335**
(19)	Provisions for current taxes	563	7,569
(19)	Other current provisions	56,431	92,931
(22)	Short-term borrowings	278,171	237,225
(22)	Trade payables	145,349	91,842
(22)	Other current liabilities	124,444	68,761
	Current provisions and liabilities	**604,958**	**498,328**
	Total Equity and Liabilities	**2,865,901**	**2,407,096**

The following notes to the financial statements form an integral part of this balance sheet.

Capital and Reserves

in TEUR	Issued capital	Share premium	Retained earnings	Treasury stock	Translation reserve	Minority interest	Total
Balance on 31.12.2002	**65,279**	**192,831**	**724,438**	**-13,370**	**-16,349**	**17,292**	**970,121**
Net profit/minority interest			110,417			2,511	112,928
Dividend payments			-42,665			-2,189	-44,854
Currency translation adjustment					-91,857	-1,300	-93,157
Hedging reserves			27,061				27,061
Capital increase/decrease						994	994
Increase/decrease in minority interest						7,341	7,341
Increase/decrease in treasury stock				43			43
Other changes			852			-896	-44
Balance on 31.12.2003	**65,279**	**192,831**	**820,103**	**-13,327**	**-108,206**	**23,753**	**980,433**
Net profit/minority interest			177,104			4,729	181,832
Dividend payments			-49,777			-1,682	-51,459
Currency translation adjustment					2,705	1,785	4,490
Hedging reserves			25,750			-92	25,658
Capital increase/decrease	8,888	222,221	-9,327			366	222,148
Increase/decrease in minority interest						3,286	3,286
Increase/decrease in treasury stock							0
Other changes			-1,209			2,034	825
Balance on 31.12.2004	**74,168**	**415,052**	**962,644**	**-13,327**	**-105,502**	**34,178**	**1,367,214**

The following notes to the financial statements form an integral part of this schedule on capital and reserves.

Changes in Fixed and Financial Assets

in TEUR	Acquisition or Production Costs						
	Balance on 1.1.2004	Acquisition/ disposal of businesses	Foreign exchange incr./decr.	Acquisi-tions	Disposals	Transfers	Balance on 31.12.2004
Goodwill	**307,176**	187,817	-12,538	5,984	21	2,150	**490,568**
Other intangible assets	**42,936**	828	1,845	7,986	4,262	-5,353	**43,980**
Intangible assets	**350,112**	188,645	-10,693	13,970	4,283	-3,203	**534,548**
Land and buildings	**651,995**	72,675	8,225	35,965	5,180	20,227	**783,907**
Machinery and equipment	**1,264,541**	141,902	11,957	56,469	88,837	69,423	**1,455,455**
Fixtures, fittings, tools and equipment	**75,751**	5,089	-464	12,384	11,644	6,364	**87,480**
Prepayments and assets under construction	**45,209**	7,178	1,311	119,211	824	-89,288	**82,797**
Property, plant and equipment	**2,037,496**	226,844	21,029	224,029	106,485	6,726	**2,409,639**
Investment property	**100,335**	400	348	35	23,370	1,889	**79,637**
Investments in subsidiaries	**12,125**	-6,799	3	903	37	0	**6,195**
Investments in associates	**78,230**	-1,779	-27	18	8,056	-5,448	**62,938**
Other investments	**39,720**	150	120	0	20,429	0	**19,561**
Financial assets	**130,075**	-8,428	96	921	28,522	-5,448	**88,694**
	2,618,018	**407,461**	**10,780**	**238,955**	**162,660**	**-36**	**3,112,517**

in TEUR	Acquisition or Production Costs						
	Balance on 1.1.2003	Acquisition/ disposal of businesses	Foreign exchange incr./decr.	Acquisi-tions	Disposals	Transfers	Balance on 31.12.2003
Goodwill	**314,537**	101,246	-36,221	1,641	11,737	-31	**369,435**
Other intangible assets	**23,431**	19,623	-435	1,421	1,108	2	**42,936**
Intangible assets	**337,968**	120,869	-36,657	3,063	12,845	-29	**412,370**
Land and buildings	**787,290**	24,082	-30,891	27,841	97,176	-59,151	**651,995**
Machinery and equipment	**1,414,075**	25,661	-68,552	67,437	187,003	12,921	**1,264,541**
Fixtures, fittings, tools and equipment	**88,302**	-5,593	-2,346	8,062	12,533	-141	**75,751**
Prepayments and assets under construction	**30,527**	3,183	-4,230	38,980	3,192	-20,059	**45,209**
Property, plant and equipment	**2,320,193**	47,334	-106,019	142,321	299,903	-66,430	**2,037,496**
Investment property	**0**	0	0	0	0	100,335	**100,335**
Investments in subsidiaries	**6,764**	-1,484	-1	7,081	234	0	**12,125**
Investments in associates	**114,534**	-1,020	-4,808	3,400	0	-33,876	**78,230**
Other investments	**11,451**	-120	-25	123	5,669	33,958	**39,720**
Financial assets	**132,749**	-2,624	-4,833	10,604	5,903	82	**130,074**
	2,790,910	**165,579**	**-147,509**	**155,987**	**318,651**	**33,958**	**2,680,275**

Note: Rounding differences may arise from the automatic processing of data.
The following notes to the financial statements form an integral part of this schedule on changes in fixed and financial assets.

Depreciation

Balance on 1.1.2004	Acquisition/ disposal of businesses	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2004	Carrying amount 31.12.2004	Carrying amount 31.12.2003
0	0	0	0	0	0	0	**0**	**490.568**	**307.176**
16,207	96	311	3,558	0	3,427	-4,261	**12,484**	**31,496**	**26,729**
16,207	96	311	3,558	0	3,427	-4,261	**12,484**	**522,064**	**333,905**
196,753	2,433	1,143	27,217	0	4,484	2,763	**225,825**	**558,082**	**455,242**
741,236	11,640	3,744	106,087	0	71,854	530	**791,383**	**664,072**	**523,305**
52,360	1,098	526	10,573	0	10,878	979	**54,658**	**32,822**	**23,391**
179	34	0	3	0	0	-11	**205**	**82,592**	**45,030**
990,528	15,205	5,413	143,880	0	87,216	4,261	**1,072,071**	**1,337,568**	**1,046,967**
34,361	0	236	557	0	10,388	0	**24,766**	**54,872**	**65,974**
3,177	0	0	744	0	0	0	**3,921**	**2,274**	**8,948**
-4,923	-27	28	0	8,586	-154	-36	**-13,390**	**76,329**	**83,152**
0	0	0	0	0	0	0	**0**	**19,561**	**39,720**
-1,746	-27	28	744	8,586	-154	-36	**-9,470**	**98,163**	**131,820**
1,039,350	**15,274**	**5,988**	**148,739**	**8,586**	**100,877**	**-36**	**1,099,851**	**2,012,666**	**1,578,666**

Depreciation

Balance on 1.1.2003	Acquisition/ disposal of businesses	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2003	Carrying amount 31.12.2003	Carrying amount 31.12.2002
61,444	-1,578	-7,522	19,257	0	9,344	0	**62,258**	**307,176**	**253,093**
17,446	-3,344	-304	2,556	0	148	0	**16,207**	**26,729**	**5,985**
78,890	-4,922	-7,826	21,814	0	9,491	0	**78,465**	**333,905**	**259,078**
289,103	-10,275	-7,114	26,226	34	66,654	-34,499	**196,753**	**455,242**	**498,187**
921,765	-50,388	-34,541	90,804	2,171	184,699	466	**741,236**	**523,305**	**492,310**
64,981	-8,231	-1,516	9,655	283	11,763	-482	**52,360**	**23,391**	**23,321**
72	-70	0	0	0	-23	154	**179**	**45,030**	**30,455**
1,275,921	-68,964	-43,171	126,685	2,488	263,094	-34,361	**990,528**	**1,046,967**	**1,044,273**
0	0	0	0	0	0	34,361	**34,361**	**65,974**	**0**
3,214	-25	0	0	0	13	0	**3,177**	**8,948**	**3,550**
-1,066	-1,020	-32	196	3,660	-660	0	**-4,923**	**83,152**	**115,600**
0	0	0	83	0	83	0	**0**	**39,720**	**11,451**
2,149	-1,044	-32	279	3,660	-564	0	**-1,746**	**131,820**	**130,600**
1,356,959	**-74,930**	**-51,030**	**148,778**	**6,148**	**272,022**	**0**	**1,101,607**	**1,578,666**	**1,433,951**

Segment Reporting

Segments	Central-East Europe		Central-West Europe		North-West Europe	
in TEUR	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Third-party revenues	487,979	446,491	364,916	327,502	614,465	462,172
Inter-company revenues	1,752	8,568	8,249	4,717	18,816	18,574
Total revenues	489,731	455,059	373,165	332,219	633,281	480,746
EBITDA	142,231	127,271	87,163	68,634	134,473	87,992
Depreciation and amortization	40,642	36,044	35,772	39,722	51,237	44,426
Operating profit	101,589	91,227	51,391	28,912	83,236	43,566
Income from investments in associates	2,404	1,347	0	105	0	0
Investments in associates	16,893	19,429	1,459	1,459	90	5,408
Liabilities	630,266	416,603	269,252	303,585	697,769	446,517
Capital employed	468,075	334,086	359,078	350,497	885,379	539,333
Assets	1,025,855	1,197,593	498,780	487,983	1,164,907	852,330
Capital expenditure	91,877	29,196	43,316	18,729	76,692	61,582
Acquisitions	37,988	36,982	13,075	21,405	323,104	174,942
Employees	4,558	3,883	1,768	1,670	3,539	2,960

Products	Revenues		EBITDA		Assets	
in TEUR	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Hollow bricks	647,498	591,162	195,052	159,554	911,225	905,763
Facing bricks	711,574	613,042	147,077	105,457	931,867	776,528
Roofing systems	314,598	228,441	69,205	57,363	670,752	371,500
Pavers	78,747	63,712	11,596	10,620	115,104	84,945
Other	6,429	47,662	-17,484	1,654	236,953	268,360
Wienerberger Group	**1,758,846**	**1,544,019**	**405,445**	**334,648**	**2,865,901**	**2,407,096**

Revenues	Central-East Europe		Central-West Europe		North-West Europe	
in TEUR	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Austria	84,793	88,967				
Czech Republic	100,771	84,876				
Hungary	106,043	115,469				
Poland	101,876	78,496				
Other Eastern Europe	94,555	85,712			7,015	6,110
Germany			233,816	214,515		
Switzerland			65,928	62,366		
Italy			65,437	51,328		
Belgium					182,056	127,444
Holland					196,143	163,557
France					132,737	106,262
Great Britain					59,075	30,025
Scandinavia and Finland					37,630	29,043
USA						
Wienerberger Group	**488,038**	**453,520**	**365,181**	**328,209**	**614,656**	**462,441**

USA		Investments and Other		Group Eliminations		Wienerberger Group	
2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
284,425	252,052	6,429	47,662	0	0	**1,758,214**	**1,535,879**
0	0	9,830	12,727	-38,015	-36,447	**632**	**8,139**
284,425	252,052	16,259	60,389	-38,015	-36,447	**1,758,846**	**1,544,019**
59,072	49,097	-17,494	1,382	0	272	**405,445**	**334,648**
17,106	22,398	3,238	5,909	0	0	**147,995**	**148,499**
41,966	26,699	-20,732	-4,527	0	272	**257,450**	**186,149**
454	-45	5,729	2,057	0	0	**8,586**	**3,464**
3,490	5,132	54,396	51,724	0	0	**76,329**	**83,152**
269,365	285,570	814,023	625,426	-1,181,988	-651,037	**1,498,688**	**1,426,664**
277,253	281,407	41,711	19,226	0	0	**2,031,495**	**1,524,549**
359,032	357,030	2,250,649	2,144,046	-2,433,322	-2,631,886	**2,865,901**	**2,407,096**
23,424	34,526	2,724	1,349	0	0	**238,034**	**145,382**
20,391	0	0	0	0	0	**394,558**	**233,329**
2,117	1,886	172	473	0	0	**12,154**	**10,872**

Capital Employed		Capex and Acquisitions	
2004	**2003**	**2004**	**2003**
658,187	590,705	108,105	65,062
715,543	585,181	252,119	68,172
535,314	260,493	253,947	235,789
80,741	68,944	15,696	8,339
41,710	19,226	2,725	1,349
2,031,495	**1,524,549**	**632,592**	**378,711**

USA		Investments and Other		Wienerberger Group	
2004	**2003**	**2004**	**2003**	**2004**	**2003**
		6,546	8,919	**91,339**	**97,886**
				100,771	**84,876**
				106,043	**115,469**
				101,876	**78,496**
				101,570	**91,822**
			20,199	**233,816**	**234,714**
				65,928	**62,366**
				65,437	**51,328**
			18,679	**182,056**	**146,123**
				196,143	**163,557**
				132,737	**106,262**
				59,057	**30,025**
				37,630	**29,043**
284,425	252,052			**284,425**	**252,052**
284,425	**252,052**	**6,546**	**47,797**	**1,758,846**	**1,544,019**

Notes to the Financial Statements

Reporting in accordance with International Financial Reporting Standards (IFRS)

These financial statements were prepared in keeping with § 245a of the Austrian Commercial Code and in accordance with the guidelines set forth in International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) (see section 1, Basis of Preparation), which were in effect as of the balance sheet date. These financial statements meet the requirements set forth in the European Union Guideline for Group Accounting (Guideline 83/349/EWG).

General Information

1. Basis of Preparation

Wienerberger is an international building materials group; the headquarters of the parent company are located in Vienna, Austria. The business activities of the Group can be classified in five segments: Central-East Europe, Central-West Europe, North-West Europe and the USA as well as Investments and Other. The consolidated financial statements of Wienerberger AG and its subsidiaries reflect International Financial Reporting Standards (IFRS) valid for the 2004 business year. Wienerberger has applied the new provisions of IFRS 2 (Share-Based Payments), IFRS 3 (Business Combinations), IAS 36, IAS 38 and changes resulting from the Improvement Project on a retrospecive basis. This earlier application is in agreement with the new standards.

Prior year data were adjusted to reflect the new method used to consolidate the Pipelife Group (changeover from proportional consolidation to valuation at equity). Additional information is provided under section 2, Consolidation Range.

Independent auditors have examined the annual financial statements of all material companies and all national and international companies which require a statutory audit or have submitted to a voluntary audit and which are included using the full consolidation method; all such audited financial statements were awarded unqualified opinions. The financial statements of all consolidated companies are based on historical acquisition and production costs, and were prepared as of the balance sheet date. To simplify presentation, certain items on the balance sheet and income statement were grouped together. The Notes provide detailed information on all such items.

2. Consolidation Range

In contrast to the financial statements as of December 31, 2003, the member companies of the Pipelife Group are no longer consolidated in the Wienerberger financial statements using the proportional method, but have been valued at equity since January 1, 2004. The Pipelife Group has gradually developed into an autonomous company group with independent management over the past years. In keeping with the increased focus of Wienerberger on bricks and roof tiles, Pipelife is now treated as a financial investment and classified under the Investments and Other segment. The effect of Wienerberger on management decisions in the Pipelife Group is shifting more towards significant influence and away from joint control. Therefore, equity valuation better presents the asset, financial and earnings positions of the Pipelife Group than consolidation using the proportional method. In accordance with IAS 8.49 this change in consolidation method was applied retroactively, and all comparative prior year data was adjusted.

An overview of the companies included in the consolidation and companies valued at equity is provided in the List of Group Companies at the end of the notes.

Including Wienerberger AG, the 2004 financial statements comprise 13 (2003: 9) Austrian and 107 (2003: 92) foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. The companies in the Koramic Roofing Group were fully consolidated as of April 1, 2004 (acquisition of the remaining 50% of the original joint venture). Thirty-two (2003: 33) affiliates whose influence on the asset, financial and earnings position of the Group is immaterial were not included in the consolidation. The combined revenues, income, liabilities and assets of these unconsolidated companies equal less than 2% of the relevant figures for the Group.

Thirteen (2003: 25) joint venture companies in the Schlagmann and Bramac Groups, which are under common management, were consolidated using the proportional method. The member companies of the Koramic Roofing Group were consolidated using the proportional method up to March 31, 2004.

The equity method is used for consolidation in cases where the Wienerberger Group holds between 20 and 50% of the shares (associates), if these entities are considered significant for the preparation of a true and fair view of the Group's assets, financial and earnings position. The book value of eight companies consolidated at equity totals TEUR 76,329; of this amount TEUR 51,584 is related to the Pipelife Group.

The consolidation range developed as follows during the 2004 reporting year:

Consolidation Range	**Control**	**Joint control**	**Equity accounting**
Balance on 31.12.2003	**101**	**25**	**10**
Change in consolidation method	14	-14	
Included during reporting year for first time	26	2	
Merged/liquidated during reporting year	-19		
Divested during reporting year	-2		-2
Balance on 31.12.2004	**120**	**13**	**8**
Thereof foreign companies	107	11	5

The following table shows the pro rata values for joint ventures included in the financial statements at their proportional share:

in TEUR	**2004**	**2003**
Revenues	90,583	241,105
EBITDA	20,621	50,042
EBIT	15,369	24,816

in TEUR	**31.12.2004**	**31.12.2003**		**31.12.2004**	**31.12.2003**
A. Non-current assets	58,350	255,267	A. Equity	43,336	103,604
B. Current assets	28,012	78,793	B. Non-current provisions and liabilities	27,299	121,097
			C. Current provisions and liabilities	15,727	109,359
	86,361	**334,060**		**86,361**	**334,060**

Following are the proportional values from companies valued at equity (the Pipelife Group and Tondach Gleinstätten Group):

in TEUR	**2004**	**2003**
Revenues	345,404	320,218
EBITDA	33,466	23,317
EBIT	16,706	6,452

in TEUR	**31.12.2004**	**31.12.2003**
A. Non-current assets	122,517	118,746
B. Current assets	154,064	125,985
	276,581	**244,731**

in TEUR	**31.12.2004**	**31.12.2003**
A. Equity	71,401	64,250
B. Non-current provisions and liabilities	91,696	44,207
C. Current provisions and liabilities	113,484	136,274
	276,581	**244,731**

3. Acquisitions and Disposals

The following acquisitions made during 2004 are included in the consolidation for the first time:

Name of Company	Share in %
Wienerberger Poland B.V.	100.00
The Brick Business Limited	100.00
Galileo Brick Limited	100.00
Ambion Brick Company Limited	100.00
Chelwood Group Unlimited	100.00
Ockley Building Products Limited	100.00
The Ockley Brick Company Limited	100.00
Irlam Brick Limited	100.00
Chelwood Brick Limited	100.00
Galileo Block Limited	100.00
WH Collier Limited	100.00
DMWSL 320 Limited	100.00
Galileo Block 2 Limited	100.00
Galileo Trustee Limited	100.00
Somersbury Developments Limited	50.00
Wienerberger Osiek Sp. z o.o.	100.00
Wienerberger Kupno Sp. z o.o.	100.00
Semmelrock Stein & Design Kombet Sp. z o.o.	52.50
Tuileries du Hainaut SA	50.00
Koramic Roofing Products NV	50.00
Koramic Dachprodukte GmbH&Co.KG	50.00
Koramic Tuiles SAS	50.00
Koramic Tuiles Participations S.A.	50.00
Koramic Pokrycia Dachowe Sp. z o.o.	50.00
Dakpannenfabriek Deest B.V.	50.00
Dakpannenfabriek Tegelen B.V.	50.00
Koramic Dachziegel Handels GmbH	50.00
Dakpannenfabriek Pottelberg NV	50.00
Koramic Janssen-Dings B.V.	50.00
Koramic Dakpangroep B.V.	50.00
Wiekor OÜ	50.00
Polskie Przedsiebiorstwo Obrotu Gruntami Sp. z o.o.	44.90

The changes in the consolidation range since December 31, 2003 involved the following initial consolidations and deconsolidations:

The remaining 50% stake in the original Koramic Roofing joint venture was acquired as of April 1, 2004. The purchase price for these shares totaled TEUR 63,691. In addition, a proportional share of the liabilities held by this company (TEUR 160,227) was taken over. The Koramic activities were fully consolidated as of April 1, 2004. The second 50% stake contributed TEUR 85,312 to Group revenues and TEUR 24,596 to Group EBITDA after this point in time.

On September 24, 2004 Wienerberger acquired thebrickbusiness, the third largest producer of bricks in Great Britain with nine plants, for a purchase price (including debt) of TEUR 128,136 as well as the Ockley brick plant near London for TEUR 12,600. thebrickbusiness was fully consolidated in the Group financial statements as of September 24, 2004. During the period from September 24, 2004 to December 31, 2004 thebrickbusiness generated TEUR 24,705 of Group revenues and TEUR 4,477 of Group EBITDA.

Wienerberger acquired three brick plants in Poland for TEUR 9,250 (including debt) as of April 30, 2004 and subsequently consolidated these facilities. Other changes in the consolidation range since December 31, 2003 were the initial consolidation of brick activities in Romania and the concrete paver plant acquired by Semmelrock in Gliwice, Poland during 2003 as of January 1, 2004. The Semmelrock Group purchased a 70% stake in a concrete paver plant near Gdansk in north Poland as of April 1, 2004.

The sales and distribution activities of three American companies were purchased for a total price of TEUR 20,391 during the reporting year. These transactions are disclosed as acquisitions (share deals) because the activities of the American companies were taken over in full.

During the reporting year the Wienerberger Group not only completed a number of acquisitions (share deals), but also purchased several brick plants (asset deals). These asset deals are shown as additions to assets and not reported as changes in the consolidation range. As of February 1, 2004 Wienerberger purchased two hollow brick plants from the Trost Group in southwest Germany for TEUR 27,000. A plant in Sibiu (West Romania) was acquired during May. Wienerberger purchased the equipment from two plants of the Wewers Group in Denmark as of September 23, 2004.

The 45% stake in "Wienerberg City" Errichtungsges.m.b.H, which operates the Vienna Twin Tower, was sold as of December 23, 2004; this investment was previously valued at equity. The sale of these shares and transfer of a loan granted by the Group were recorded at adjusted carrying value in accordance with the equity method.

Companies included in the consolidation for the first time generated TEUR 136,165 of revenues and TEUR 31,987 of EBITDA for the period from January 1, 2004 to December 31, 2004. The 50% stake in the Steinzeug Group was sold during the fourth quarter of 2003 and is included in the income statement for the period from January 1, 2003 to September 30, 2003 on a proportional basis with TEUR 40,581 of revenues and TEUR 5,644 of EBITDA. Changes in the consolidation range had a net impact of TEUR 95,584 on revenues and TEUR 26,343 on EBITDA.

Companies included for the first time were consolidated at the point of acquisition or at the next balance sheet date, unless this led to a material impact compared to inclusion at the point of acquisition.

The effect of changes in the consolidation range on the income statement and balance sheet is as follows for 2004 (or as of the point of initial consolidation or deconsolidation):

in TEUR	**2004**
Revenues	95,584
EBITDA	26,343
EBIT	16,888

in TEUR	**31.12.2004**		**31.12.2004**
A. Non-current assets	410,857	A. Non-current provisions and liabilities	51,431
B. Current assets	-318,127	B. Current provisions and liabilities	41,299
	92,730		**92,730**

4. Basis of Consolidation

For included subsidiaries, the purchase price method is used to eliminate the investment and equity. Under this method, the book value of the investment is compared with the relevant shareholders' equity on the date of initial consolidation (purchase accounting). Any identifiable difference between purchase price and applicable equity is added to fixed assets; any remaining goodwill, which compensates the seller for market potential and development opportunities that cannot be identified more precisely, is capitalized (TEUR 187,817 for the reporting year). Material amounts of goodwill capitalized during 2004 resulted from the acquisition of the remaining 50% stake in the Koramic Group (TEUR 100,075) as well as the acquisition of thebrick-business (TEUR 65,110). In accordance with the new rules set forth in IFRS 3 (Business Combinations), goodwill from acquisitions is no longer amortized on a regular basis but subject to an annual impairment test, and only written down if the asset has been impaired. In conjunction with initial consolidations made during the reporting year, no differences were recorded as negative goodwill.

Joint ventures are included at their proportional share in keeping with the general principles described above.

For associates consolidated at equity, the same basic methodology applied to subsidiaries and joint ventures is used to consolidate shareholders' equity, based on the most recent available financial statements. For companies consolidated using equity accounting, local valuation methods are maintained if the relevant amounts are immaterial.

All receivables and liabilities, revenues, and other income and expenses arising between companies consolidated at 100% or their proportional share are eliminated. Discounts and other unilateral transactions affecting profit and loss are charged to the income statement. Deferred taxes are recorded to reflect the income tax effects of consolidation entries charged to the income statement.

Inter-company gains and losses, which arise from the sale of goods or services between Group companies and which affect fixed or current assets, are eliminated unless they are immaterial.

5. Foreign Currency Translation

The accounts of foreign companies are translated into euro based on the functional currency method. The relevant local currency is the functional currency in all cases since these companies operate independently from a financial, economic, and organizational standpoint. With the exception of the component parts of shareholders' equity, all balance sheet items are translated using the closing rate on December 31, 2004. Goodwill is recorded as an asset in local currency and also translated at the closing rate on the balance sheet date for the financial statements. Expense and revenue items are translated at the average exchange rate for the year.

Unrealized currency translation differences arising from non-current Group loans are offset against the translation reserve with no impact on the income statement.

Translation risk arising from the Group's brick activities in the USA is limited by foreign currency swaps. These transactions involve the conclusion of a US dollar-euro foreign currency swap equal to the value of assets held in US dollars. The translation risk associated with brick activities in Poland is covered to 60% by foreign currency swaps. In 2004 Wienerberger also entered into a British pound cross currency swap following the acquisition of thebrickbusiness.

During the reporting year, translation losses of TEUR 2,705 (2003: TEUR -91,857) were charged to equity with no effect on the income statement. The recording of foreign currency transactions (hedging transactions) without realization to the income statement led to an increase of TEUR 30,216 in retained earnings. Translation gains and losses arising from the use of different exchange rates for the balance sheet (exchange rate on the balance sheet date) and income statement (average exchange rate for the year) are charged or credited to equity.

The major exchange rates used for foreign currency translation showed the following development during the reporting year:

	Closing rate on		Average rate for the year	
in EUR	**31.12.2004**	**31.12.2003**	**2004**	**2003**
100 US Dollar	73.41605	79.17656	80.40438	88.39299
100 Swiss Franc	64.81301	64.18897	64.76940	65.74485
100 Czech Krone	3.28256	3.08547	3.13496	3.13997
100 Croatian Kuna	13.05969	13.07942	13.33875	13.21499
100 Hungarian Forint	0.40655	0.38095	0.39734	0.39446
100 Norwegian Krone	12.14108	11.88481	11.94765	12.49715
100 Polish Zloty	24.48280	21.26800	22.07991	22.73407
100 Swedish Krone	11.08574	11.01322	10.95952	10.95966
100 Slovakian Krone	2.58098	2.42895	2.49800	2.41079
100 British Pound	141.83391	141.88422	147.35857	144.52411
100 Danish Krone	13.44303	13.43183	13.44098	13.45766
100 Romanian Lei	0.00254	0.00243	0.00247	0.00266
100 Slovenian Tolar	0.41708	0.42248	0.41828	0.42764

6. Significant Accounting Policies

The accounting and valuation methods used by the Group remain unchanged from December 31, 2003, with the exception of the accounting for goodwill and share-based payments.

The International Accounting Standards Board (IASB) issued the new IFRS 3 for Business Combinations in March 2004. In principle, IFRS 3 is valid for all business years that start after March 31, 2004. In accordance with IFRS 3 Par. 85, the new regulations set forth in IFRS 3 may also be applied retrospectively if the necessary data is available and the amended provisions of IAS 36 and IAS 38 are also implemented at the same time. Wienerberger has elected to make use of this early application and implement both the new and amended provisions of IFRS 3, IAS 36 and IAS 38 as of January 1, 2004. The major changes to the basis of consolidation relate to the non-amortization of goodwill and more stringent tests for the impairment of goodwill. The total carrying value of goodwill as of December 31, 2003 (TEUR 307,176) was reclassified as new acquisition costs as of January 1, 2004 and will not be subject to ordinary amortization. The period from January 1, 2003 to December 31, 2003 includes goodwill amortization of TEUR 19,257.

In addition, IFRS 2 was also applied to the Wienerberger stock option plan for the first time with these financial statements. This led to an increase of TEUR 687 in personnel expenses for 2004.

Wienerberger has also applied all changes resulting from the Improvement Project on a retrospective basis. The goal of this Improvement Project by the International Accounting Standards Board (IASB) was to revise a number of standards and improve the harmonization between individual standards.

Wienerberger manages business activities in keeping with a regional focus that gives local responsibility for all products to operating management. The growing integration of Koramic Roofing in this regional framework necessitated the adjustment of segment reporting as of January 1, 2004. Segment information for the prior year was adjusted.

The consolidated financial statements were prepared in accordance with the following principles:

Realization of revenues and expenses: Revenues arising from the provision of goods or services are realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the point such liability is incurred.

Order intake: Information on the order intake is irrelevant for an analysis of the business activities of Wienerberger AG. Therefore, this information is not provided.

Intangible and fixed assets: Fixed assets and purchased intangible assets are recorded at production or acquisition cost, less straight-line depreciation or usage-based depletion (clay pits). Production costs include direct expenses plus allocated material and production overhead. General selling and administrative expenses are not capitalized. The cost of debt incurred during the construction of major new plants is capitalized over the building period. Depreciation is based on the useful economic lives of the various asset groups. For the majority of assets, ordinary straight-line depreciation is calculated as follows:

Production plants (incl. warehouses)	25 years	Kilns and dryers (facing bricks)	10 – 20 years
Administrative buildings	40 – 50 years	Other machinery	5 – 15 years
Residential buildings	40 – 50 years	Fittings, furniture and office equipment	3 – 10 years
Kilns and dryers (roof tiles and hollow bricks)	8 – 15 years	Other intangible assets	3 – 10 years

An impairment loss is recognized where necessary to reflect any significant and lasting decrease in value above and beyond ordinary depreciation. Repairs that do not increase the presumed useful life of assets are charged to current expenses.

When plant or equipment is shutdown, sold or retired, the gain or loss arising from the difference between the proceeds on sale and remaining book value is recorded under other operating income or loss if the amount of the transaction reflects similar annually recurring events.

In accordance with IAS 17 (Accounting for Leases) leased fixed assets, which economically represent purchases financed with non-current funds (finance leases), are recorded at that price which would have been paid if the asset had been purchased. Amortization is calculated over the lesser of the useful life of the asset or the term of the lease. Obligations arising from future lease payments are recorded as liabilities.

Subsidies and investment incentives (in particular, German investment subsidies) are recorded as liabilities and released in keeping with the useful life of the relevant asset.

In accordance with IAS 36 (Impairment of Assets), assets are written down to net selling price or liquidation value if there is evidence of impairment and the present value (discounted at a WACC rate of 7.5%) of future payment surpluses is less than book value. In the Wienerberger Group, cash-generating units generally represent groupings of plants. Goodwill is distributed more or less equally among the various cash-generating units, and no single unit is responsible for a significantly higher component of goodwill.

The major factor for determining the value in use is formed by assumptions for the future development of the local market and sales volumes. The value in use is based on conclusions that are checked with economic researchers in the various regional markets, estimates published by Euroconstruct and values from past experience. Market growth rates may vary from -3 to +5% in a single year during the short-term planning period of four years; after this time, average market growth is assumed to range from 0 to +2%. Cost structure forecasts generally use past experience in the Wienerberger Group as a base for extrapolation.

If the reasons for impairment cease to exist, the carrying value of the relevant fixed asset is increased to its recoverable amount. In accordance with IFRS 3, no write-ups are made to goodwill that was subject to an impairment write-down in the past.

Investment property is stated at carrying value.

Financial investments: Investments in associates and non-consolidated subsidiaries are generally stated at equity, unless these investments are immaterial. Investments in other companies are valued at acquisition cost. A write-down is made if there are signs of lasting impairment. Write-downs and write-ups are shown under financial results.

Inventories: Inventories are stated at the lower of cost or net realizable value. This valuation is based on the moving average method. Cost includes direct expenses, allocated overhead, and depreciation based on normal capacity usage. Interest charges and selling and administrative expenses are not included in the production cost of current assets. Risks resulting from length of storage or other impairments in value are reflected in appropriate write-downs.

Receivables: Receivables and other assets are stated at acquisition cost. Individually identifiable risks are reflected in specific provisions. Non-interest bearing receivables with a remaining term of more than one year are recorded at the discounted present value. Foreign exchange receivables in individual company accounts are translated at the average exchange rate on the balance sheet date.

Marketable securities (available-for-sale) are recorded at purchase price as of the date of acquisition, and stated at fair value in subsequent periods, based on stock exchange quotations as of the balance sheet date. Fluctuations in fair value are recognized to the income statement and included under financial results. Financial assets are recorded as of the trade date, which is the date the company becomes a party to the buy or sell contract.

Provisions: Provisions for severance payments - primarily for employees of Austrian companies - are calculated according to financial principles based on a retirement age of 65 for men and 60 for women, using a discount rate of 4%. The Austrian method "Teilwertverfahren" is used.

The Wienerberger Group has both defined contribution and defined benefit pension plans. Defined contribution plans carry no further obligation for the employer after the payment of premiums. Under defined benefit plans, the employee is promised a certain retirement benefit. The risk related to the actual retirement benefit is carried by the company up to the point of payment. The provisions for defined benefit pension plans are calculated according to the projected unit credit method. The valuation of pension commitments includes future wage/salary increases as well as increases in defined contribution and defined benefit commitments. In general these calculations are based on a discount rate of 5.5% for Europe and 5.75% for the USA, an expected increase of 4% in income, expected growth of 2.5% in pensions, average employee turnover of 2% and expected return of 7.75% on pension fund assets. The provisions for pensions are calculated by an actuary.

Commitments by US companies to cover medical costs for retired employees are recorded under provisions for pensions because of their pension-like character.

The provisions for pensions were netted out with pension fund assets that are held to cover commitments. The market values of fund assets that exceed pension obligations are shown under other current receivables.

Significant actuarial gains and losses are not recognized to income in the year they arise, but are amortized over the remaining service time of active employees (corridor rule).

In agreement with IAS 12 (revised), the provision for deferred taxes includes all temporary valuation and accounting differences arising between financial statements prepared for tax purposes and IAS financial statements. The provision for deferred taxes is calculated at the tax rate expected when these differences reverse in the future, based on the local tax rate of the relevant Group company. Future changes in tax rates are included if the relevant legal amendment has been passed as of the balance sheet date.

Provisions for site restoration are created for clay pits in proportion to depletion. Other liabilities whose due dates or amounts are uncertain are recorded as liabilities in accordance with IAS 37.

Liabilities: Liabilities are stated at the actual amount received, less transaction costs. Any premium, discount or other difference between the amount received and repayment amount is distributed over the term of the liability according to the effective interest rate method and recorded under financial results. Foreign currency liabilities are translated at the average exchange rate on the balance sheet date.

Derivative financial instruments: Interest rate and cross-currency swaps and forward exchange contracts are recorded at their purchase price as of the trade date, and shown at fair value in subsequent periods. The fair value of derivative instruments that must be classified as hedging instruments under IAS 39 (above all, cross-currency swaps) are recorded with no impact to the income statement. Differences arising from the re-measurement of cash flow hedges to fair value are recognized to equity (hedging reserve). Ineffectiveness on cash flow hedges is immaterial. For fair value hedges (above all, interest rate swaps), the valuation of the base transaction is corrected by the fair value of the derivative instrument.

Earnings per share: Earnings per share are calculated based on Group profit after tax less minority interest, divided by the number of outstanding shares (less treasury stock). As part of the stock option plan, option rights were issued to Wienerberger managers.

Estimates: In preparing the Group financial statements, it is necessary to estimate certain figures and make assumptions that influence the recording of assets and liabilities, the declaration of other obligations as of the balance sheet date, and the recording of revenues and expenses during the reporting period. The actual figures, which become known at a later date, may differ from these estimates.

Segment reporting: In accordance with the "management approach", the definition of business units for primary segment reporting should reflect the internal reporting structure. Following the integration of the Koramic Group at a local level, revenues are classified by customer headquarters. EBITDA, EBIT, assets and capital employed as well as capital expenditure and acquisitions are classified according to company headquarters, whereby assets do not include investments in other companies or Group settlements. Secondary segment reporting provides information on the following product groups: hollow bricks, facing bricks, roofing systems, pavers and other.

Intercompany prices: The regional exchange of goods and services between the individual strategic segments is immaterial. Prices for the sale of goods between Group companies are established at arm's length based on the resale price method. Prices for the provision of services between Group companies are established at arm's length based on the cost-plus method.

Notes to the Income Statement

7. Revenues

Consolidated revenues rose 14% to TEUR 1,758,846. After the elimination of revenues recorded by companies consolidated for the first time as well as deconsolidated subsidiaries, the organic change totaled 8% (2003: 7%). This organic growth was supported by higher prices and regional growth in sales volumes in Central-East Europe and North-West Europe. Brick activities in the USA recorded significant growth due to higher sales volumes and prices, which were reduced by the unfavorable development of the US dollar exchange rate. Foreign exchange rates only had a material effect on group revenues in the USA (TEUR -28,261). Detailed information on revenues by region and segment is provided under segment reporting (see pages 88 to 89).

8. Cost of Materials and Depreciation

The cost of goods sold, selling and administrative expenses include expenses for materials, services and energy totaling:

in TEUR	**2004**	**2003**
Cost of materials	448,153	318,773
Cost of energy	198,569	166,499
Cost of services	50,080	77,003
Total	**696,802**	**562,275**

The cost of materials covers expenses for clay, sand, sawdust, other additives, pallets and other packaging materials as well as the cost of externally purchased merchandise.

The cost of goods sold, selling and administrative expenses, and other operating expenses include the following depreciation and amortization:

in TEUR	**2004**	**2003**
Ordinary depreciation	140,694	124,314
Extraordinary depreciation	7,301	4,928
	147,995	**129,242**
Amortization of goodwill	0	19,257
Depreciation of plant, property and equipment and amortization of intangible assets	**147,995**	**148,499**

In accordance with the new IFRS 3 (Business Combinations), goodwill is no longer amortized on a regular basis but subject to an annual impairment test (see section 6, Significant Accounting Policies).

9. Personnel Expenses

The cost of goods sold, selling and general administrative expenses include the following personnel expenses:

in TEUR	**2004**	**2003**
Wages	171,355	159,315
Salaries	147,708	128,535
Expenses for severance payments	6,878	3,396
Expenses for pensions	9,242	7,745
Expenses for mandatory social security and payroll-related taxes and contributions	80,554	67,981
Other employee benefits	16,447	14,626
Personnel expenses	**432,184**	**381,598**

The average number of employees was as follows:

	2004		**2003**	
	Total	**Thereof joint ventures**	**Total**	**Thereof joint ventures**
Production	8,877	475	8,183	1,446
Administration	1,043	77	917	148
Sales	2,234	161	1,772	338
Total	**12,154**	**713**	**10,872**	**1,932**
Thereof apprentices	31	1	34	3

Changes in the consolidation range led to an increase of 1,289 in the number of employees. Employees of companies included at their proportional share are reflected in this calculation in relation to the holdings in these companies.

During the reporting year, the members of the Managing Board earned salaries and benefits totaling TEUR 3,430 (2003: TEUR 2,404). Of this amount TEUR 1,832 represent variable and TEUR 1,598 fixed components. Salaries and benefits paid to the individual members of the Managing Board are classified as follows:

Salaries and Benefits of Managing Board	**Fixed**	**Variable**	**Total**
Wolfgang Reithofer	619,932	618,229	1,238,161
Heimo Scheuch	300,995	404,580	705,575
Hans Tschuden	300,995	404,580	705,575
Johann Windisch	376,269	404,580	780,849

The members of the Managing Board and Supervisory Board are listed on pages 16 and 20. Information on shares held by the members of the Managing Board is provided on page 121.

Payments of TEUR 501 (2003: TEUR 348) were made to former members of the Managing Board and their surviving dependents. The members of the Supervisory Board received compensation of TEUR 170 (2003: TEUR 129) for their work during the 2004 Business Year. There are no outstanding credits or guarantees for loans by companies of the Wienerberger Group to members of the Managing or Supervisory Boards.

10. Other Operating Expenses

Other operating expenses are classified as follows:

in TEUR	2004	2003
Loss from the disposal of fixed assets excluding financial assets	5,030	2,250
Miscellaneous	43,427	32,180
Other operating expenses	**48,457**	**34,430**

Research and development expenses at Wienerberger are related exclusively to the cost of product and process development as well as laboratory activities, and totaled TEUR 6,045 for the reporting year. Miscellaneous other operating expenses represent costs that cannot be allocated to the functional areas.

11. Other Operating Income

in TEUR	2004	2003
Gains from the disposal and write-up of fixed assets excluding financial assets	19,572	15,635
Miscellaneous	23,218	35,719
Other operating income	**42,790**	**51,354**

The remaining miscellaneous other operating income represents sales-like revenues, such as rental and commission income, which are not part of the direct business activities of the Wienerberger Group.

12. Transition of Results according to Cost of Sales and Total Cost Methods

In an income statement prepared according to the cost of sales method, expenses are classified by functional area. Under the total cost method, the amounts for the individual categories of expenses are shown and then adjusted to reflect the increase or decrease in finished goods and work in process in order to present the expenses related to the actual volume of goods sold. The relationship of these two methods is explained below:

in TEUR	Cost of freight	Cost of materials	Depre-ciation	Cost of energy	Cost of services	Personnel expenses	Other	Total
Production costs	0	439,342	114,832	195,362	38,383	257,294	29,331	**1,074,544**
Selling expenses	87,887	12,725	6,392	2,828	5,744	100,189	97,014	**312,779**
Administrative expenses	0	709	7,402	559	1,938	62,611	35,187	**108,406**
Other operating expenses	0	906	19,369	17	4,015	12,090	12,060	**48,457**
Other operating income	0	-5,529	0	-197	0	0	-37,064	**-42,790**
Total	**87,887**	**448,153**	**147,995**	**198,569**	**50,080**	**432,184**	**136,528**	**1,501,396**

13. Other Financial Results

Other financial results are classified as follows:

in TEUR	2004	2003
Income from subsidiaries	-710	163
Income from other companies	91	427
Total income from investments	**-619**	**590**
Interest and similar income	27,596	18,095
Interest and similar expenses	-60,923	-50,052
Net financing costs	**-33,327**	**-31,957**
Market valuation of marketable securities	308	2,694
Miscellaneous other financials	-1,029	-4,895
Marketable securities and other	**-721**	**-2,201**
Other financial results	**-34,667**	**-33,568**

14. Income Taxes

This item includes income taxes paid and owed by Group companies as well as provisions for deferred taxes.

in TEUR	2004	2003
Current tax expenses	47,782	29,840
Deferred tax expenses	1,756	13,277
Income taxes	**49,538**	**43,117**

The effective tax rate for the reporting year was 21.4% (2003: 27.6%). This rate is a weighted average of the local income tax rates of all companies included in the consolidation.

As part of the 2005 tax reform, the Austrian parliament approved a reduction in the corporate tax rate from 34 to 25% beginning with the assessment for 2005. In accordance with IAS 12.47, provisions for deferred taxes in Austria have been calculated using this new rate.

The difference between the 2004 Austrian corporate tax rate of 34% and the Group tax rate shown in these statements is due to the following factors:

in TEUR	2004	2003
Profit before tax	**231,370**	**156,045**
Tax expense at tax rate of 34%	**-78,666**	**-53,055**
Other foreign tax rates	11,822	9,144
Non-temporary differences and tax income and expense from prior periods	10,606	1,459
Change in valuation adjustments of deferred tax assets and losses for which no deferred tax provisions were created	6,406	-4,773
Changes in tax rates	295	4,108
Effective tax expense	**-49,538**	**-43,117**
Effective tax rate in %	21.4	27.6

Notes to the Balance Sheet

15. Fixed and Financial Assets

The development of fixed and financial assets is shown on pages 86 and 87. The effect of acquisitions and disposals of businesses is shown in a separate column. The figures shown for foreign exchange rate increases and decreases represent amounts arising from the use of different exchange rates to translate the assets of foreign companies at the beginning of the year versus year-end.

Goodwill arising from the acquisition of companies is distributed among the individual business segments as follows:

in TEUR	2004	2003
Central-East Europe	21,895	11,633
Central-West Europe	54,938	50,646
North-West Europe	281,900	116,772
USA	131,835	128,126
Investments and Other	0	0
Goodwill	**490,568**	**307,177**

Fixed assets include TEUR 277,835 (2003: TEUR 246,580) of land. Interest expense and foreign currency differences on new plant construction totaled TEUR 250 (2003: TEUR 824) for the reporting year.

In addition to operating leases, the Wienerberger Group also uses finance leases to a limited extent. Fixed assets include the following plant and equipment from finance leases:

in TEUR	**2004**	**2003**
Acquisition costs	24,872	52,126
Depreciation (accumulated)	5,385	11,401
Book value	19,486	40,725

Obligations arising from operating leases, license agreements, and rental contracts for the use of fixed assets not shown on the balance sheet represent liabilities of:

in TEUR	**2004**	**2003**
For the following year	11,927	8,711
For the next five years	43,687	27,890
Over five years	10,859	7,532

Payments arising from operating leases, which are included in results for the reporting year, totaled TEUR 28,135 (2003: TEUR 18,729).

The balance sheet item "investment property" includes real estate and buildings with a book value of TEUR 54,872 (2003: TEUR 65,974), which are not used in current business operations. These assets are scheduled for sale over the middle to long-term, and are therefore classified as investment property. Based on comparable transactions, the present value of these assets is estimated at TEUR 86,299 (2003: TEUR 104,542). This property generated rental and other income of TEUR 186 in 2004 (2003: TEUR 297). During the 2004 Business Year, real estate classified as investment property with a book value of TEUR 12,982 was sold.

16. Inventories

in TEUR	**2004**	**2003**
Raw materials and consumables	74,369	75,816
Semi-finished goods	30,696	16,778
Finished goods and merchandise	285,824	208,753
Prepayments	546	1,105
Inventories	**391,435**	**302,452**

17. Receivables and Other Assets

All necessary individual valuation adjustments were made to receivables and other assets. In 2004 valuation adjustments totaled TEUR 2,128 (2003: TEUR 2,062). Individual valuation adjustments made to receivables during the reporting year represent less than 1% of total receivables and are therefore not shown separately.

Receivables		**2004**			**2003**	
in TEUR	**Total**	**Thereof remaining term under 1 year**	**Thereof remaining term over 1 year**	**Total**	**Thereof remaining term under 1 year**	**Thereof remaining term over 1 year**
1. Trade receivables	171,814	170,250	1,564	121,968	118,818	3,150
2. Trade receivables from subsidiaries	939	939	0	10,991	10,991	0
3. Financial receivables from subsidiaries	13,429	7,456	5,973	107,003	11,746	95,257
4. Receivables arising from loans	14,008	13,714	294	18,435	16,737	1,698
5. Fair value of pension fund assets in excess of pension obligations	8,997	8,997	0	8,394	8,394	0
6. Other prepaid expenses and deferred charges	6,701	6,701	0	9,948	9,948	0
7. Miscellaneous	46,167	42,304	3,863	40,386	35,525	4,861
Receivables	**262,055**	**250,361**	**11,694**	**317,125**	**212,159**	**104,966**

Receivables due from group companies are related chiefly to loans. The decrease in this item during 2004 resulted primarily from a change in the elimination of the loan granted to Koramic Roofing as well as the transfer of a loan receivable in conjunction with the sale of "Wienerberg City" Errichtungsges.m.b.H. With respect to the loan granted to Koramic Roofing, it should be noted that only 50% was eliminated in 2003 due to the proportional consolidation of this investment, but data for the reporting year reflect full consolidation. Trade receivables totaling TEUR 8,265 (2003: TEUR 12,173) are secured by notes payable.

18. Capital and Reserves

The development of capital and reserves during 2004 and 2003 is shown on page 85.

Wienerberger carried out a capital increase during 2004. A total of 8,888,823 new shares were issued at a price of EUR 26 each. Expenses related to this capital increase amounted to TEUR 9,327 (Austrian capital investment tax of TEUR 2,311 and other expenses of TEUR 7,016) were charged to equity without recognition to the income statement. This transaction resulted in a net capital increase of TEUR 221,782.

The issued capital of Wienerberger AG now equals EUR 74,167,796 and is divided into 74,167,796 shares with zero par value. The Annual General Meeting on May 11, 2004 authorized the Managing Board to repurchase up to 10% of authorized share capital within a period of 18 months.

The major shareholders of the Wienerberger Group were the Bank Austria Creditanstalt AG and the Belgian Koramic Building Products NV. On February 17, 2004 Bank Austria Creditanstalt AG and Koramic Building Products NV sold their Wienerberger shares to international institutional investors in a joint action. Koramic Building Products NV therefore ceased to be a shareholder of Wienerberger AG on February 17, 2004. Bank Austria Creditanstalt AG now holds less than 15% of Wienerberger shares that are tied to options for a three-year exchangeable bond that was issued to institutional investors in January 2004. Free float is distributed among Austrian and international investors (also see page 26).

The Wienerberger share is traded in the Prime Market Segment of the Vienna Stock Exchange. In the USA, the share is traded in a Sponsored Level 1 ADR Program of the Bank of New York on the OTC market.

Retained earnings of TEUR 962,644 (2003: TEUR 820,103) include the retained earnings of Wienerberger AG plus the retained earnings of subsidiaries not eliminated during the capital consolidation. Group profit for 2004, excluding the share of profit due to minority interest, is shown under retained earnings.

19. Provisions

in TEUR	1.1.2004	Reclassi-fication	1.1.2004	Foreign exchange incr./decr.	Chg. in consoli-dation range	Reversal	Use	Addition	31.12.2004
1. Provisions for severance payments	10,279	0	10,279	35	177	183	1,313	2,385	11,380
2. Provisions for pensions	32,704	17	32,721	-986	27,774	5,455	1,976	3,326	55,404
3. Provisions for deferred taxes	90,344	-3,157	87,187	-1,858	9,888	8,576	2,198	7,687	92,130
4. Other non-current provisions									
a) Warrantees	21,426	3	21,429	234	994	789	2,279	1,385	20,974
b) Service anniversary bonuses	3,027	-317	2,710	139	39	424	75	1,638	4,026
c) Site restoration	24,054	-63	23,991	417	983	860	2,854	4,016	25,693
d) Environment	2,522	3,576	6,098	8	196	1,862	156	99	4,383
Non-current provisions	**184,356**	**59**	**184,415**	**-2,011**	**40,051**	**18,149**	**10,851**	**20,536**	**213,990**
5. Provisions for current taxes	7,569	-6,731	838	84	13	155	608	391	563
6. Other current provisions									
a) Vacations	13,853	-7,105	6,748	7	1,259	220	2,834	2,760	7,720
b) Miscellaneous	79,078	-28,926	50,152	767	9,421	8,188	27,821	24,380	48,711
Current provisions	**100,500**	**-42,762**	**57,738**	**858**	**10,693**	**8,563**	**31,263**	**27,531**	**56,994**
Provisions	**284,856**	**-42,703**	**242,153**	**-1,153**	**50,744**	**26,712**	**42,114**	**48,067**	**270,985**

Provisions shown in the 2003 financial statements include current tax obligations and trade payables for which invoices had not been received as of the balance sheet date. These trade payables were reclassified under current liabilities beginning in 2004 and totaled TEUR 42,703.

20. Provisions for Pensions

Wienerberger has made pension commitments to selected managers as well as all employees in Holland, Great Britain, USA and Switzerland. The goal is to use defined contribution plans for future pension agreements. In 2004 a number of defined benefit pension agreements with active managers were converted to defined contribution pension fund models through the transfer of previously earned claims to a pension fund. The Group also has a limited number of non-funded defined benefit plans for former managers. The length of service forms the basis for retirement benefits. General Shale employees (USA) have a funded defined benefit pension plan as well as non-funded health insurance. The amount by which the fair value of pension fund assets exceeds pension obligations are shown under receivables. ZZ Wancor (Switzerland) has a defined contribution pension plan through an external pension fund. Claims earned by Dutch employees are satisfied primarily through contributions to an industry pension fund in Holland. In Great Britain there is a defined contribution pension plan covering all employees. The newly acquired member companies of thebrickbusiness had a defined benefit pension plan in the past; a provision has been created to reflect the resulting obligations.

The most important actuarial parameters and relevant accounting principles are described on pages 98 and 99.

Total pension expenses for 2004 relate to both defined contribution and defined benefit pension plans, and include the following components:

in TEUR	**2004**	**2003**
Defined contribution plans		
Costs for defined contribution pension plans	4,453	4,306
Defined benefit plans		
Service costs for defined benefit pension plans	1,842	2,673
Interest costs	9,288	6,505
Expected income from plan assets	-7,879	-4,631
Actuarial gain/loss	1,536	-1,308
Past service cost	1	195
Effect of plan curtailments and settlements	0	4
Expenses for defined benefit plans	**4,788**	**3,439**
Total expenses for pensions	**9,241**	**7,745**

Gross pension obligations represent the present value of pension commitments as calculated by actuaries. The transition from gross pension obligations (defined obligation) to net obligations as shown on the balance sheet is made by deducting non-recorded subsequent service costs and non-recorded actuarial gains and losses as well as the fair value of pension fund assets. Of total net obligations, TEUR 17,404 are related to the US (retirement) health insurance program. The component parts of pension obligations and their coverage through fund assets is shown below:

in TEUR	**2004**	**2003**
Defined benefit obligations covered in whole or in part by a fund	165,289	92,969
Defined benefit obligations not covered by a fund	16,951	15,685
Total gross pension obligations as of 31.12.	**182,240**	**108,654**
Fair value of fund assets	-112,769	-65,179
Gross pension obligations less fund assets as of 31.12.	**69,471**	**43,475**
Non-recorded past service cost	0	0
Non-recorded actuarial gains/losses	-23,064	-19,165
Net pension obligations recorded	**46,407**	**24,310**

in TEUR	**2004**	**2003**
Net obligations recorded as of 1.1.	**24,310**	**27,843**
Changes in the consolidation range	27,774	125
Exchange rate changes	-1,259	-1,273
Expenses for pensions (defined benefit plans)	4,788	3,439
Payments to retirees	-4,173	-2,890
Effects of plan curtailments and settlements as well as contributions by employees	-5,033	-2,934
Net obligations recorded as of 31.12.	**46,407**	**24,310**

The changes in the consolidation range relate primarily to the initial consolidation of thebrickbusiness (TEUR 24,907). Pension fund assets are comprised chiefly of assets in the US defined contribution pension plan. The expected income from this fund in 2004 was TEUR 3,113. Realized income totaled TEUR 3,396. The US fund has invested its assets in stocks (49%), bonds (26%) and other assets (25%).

Legal regulations grant Austrian employees the right to a lump-sum payment at retirement or termination by the employer, depending on the length of service. These future obligations are reflected in provisions for severance compensation. There are similar obligations in France and Italy.

21. Provisions for Deferred Taxes

Deferred tax assets and provisions for deferred taxes as of December 31, 2004 and December 31, 2003 are the result of the following temporary valuation and accounting differences between book values in the IFRS financial statements and the relevant tax bases:

	2004		2003	
in TEUR	**Assets**	**Equity and liabilities**	**Assets**	**Equity and liabilities**
Intangible assets	225	-9,480	1,251	-5,382
Property, plant and equipment	9,140	-102,853	16,200	-92,215
Financial assets	0	-1,380	1	-71
Inventories	2,118	-6,473	1,758	-4,930
Receivables	3,898	-3,210	1,282	-1,397
Marketable securities	140	-183	52	-671
Cash and cash at bank	1	-2	1	-329
Deferred charges	505	-2,074	2,362	-5,412
	16,027	**-125,655**	**22,907**	**-110,407**
Untaxed reserves	0	-10,617	0	-17,419
Provisions	24,869	-872	18,989	-1,707
Liabilities	10,457	-1,300	6,815	-611
Deferred income	1,302	-2,493	1,796	-2,484
	36,628	**-15,282**	**27,600**	**-22,221**
Tax loss carry-forwards	91,555		50,161	
Deferred tax assets/provisions	**144,210**	**-140,937**	**100,668**	**-132,628**
Valuation allowance for deferred tax assets	-52,666		-26,336	
Offset within legal tax units and jurisdictions	-48,807	48,807	-42,284	42,284
Net deferred tax assets and provisions	**42,737**	**-92,130**	**32,048**	**-90,344**

In the Group financial statements, temporary differences and tax loss carry-forwards totaling TEUR 52,666 (2003: TEUR 26,336) are not reflected in deferred tax assets because their use as tax relief is not yet sufficiently certain.

In accordance with IAS 12.39, no provisions for deferred taxes were recorded on temporary differences related to shares owned in subsidiaries. The cumulative value of shares in subsidiaries exceeds the pro rata share of equity owned in subsidiaries by TEUR 10,871 (2003: TEUR 167,175).

22. Liabilities

The remaining terms of the various categories of liabilities are shown below:

2004

in TEUR	**Total**	**Remaining term <1 year**	**Remaining term 1–5 years**	**Remaining term >5 years**	**Remaining term >1 year, secured by collateral**
1. Interest-bearing loans	901,936	267,534	454,733	179,669	84
2. Trade payables	143,988	143,988	0	0	0
3. Finance leases	28,698	8,388	20,310	0	867
4. Prepayments received on orders	1,443	1,443	0	0	0
5. Trade payables owed to subsidiaries	1,361	1,361	0	0	0
6. Financial liabilities owed to subsidiaries	2,249	2,249	0	0	0
7. Amounts owed to tax authorities and social security carriers	49,140	48,167	780	193	0
8. Deferred income	10,656	10,656	0	0	0
9. Other liabilities	88,233	64,179	10,833	13,221	0
Liabilities as per balance sheet	**1,227,704**	**547,965**	**486,656**	**193,083**	**951**

2003

in TEUR	**Total**	**Remaining term <1 year**	**Remaining term 1–5 years**	**Remaining term >5 years**	**Remaining term >1 year, secured by collateral**
1. Interest-bearing loans	925,918	227,722	505,593	192,603	41
2. Trade payables	89,559	87,821	1,738	0	0
3. Finance leases	31,986	7,662	20,499	3,825	0
4. Prepayments received on orders	1,053	1,053	0	0	0
5. Trade payables owed to subsidiaries	2,283	2,283	0	0	0
6. Financial liabilities owed to subsidiaries	1,840	1,840	0	0	0
7. Amounts owed to tax authorities and social security carriers	23,573	23,573	0	0	0
8. Deferred income	11,047	11,047	0	0	0
9. Other liabilities	54,548	33,089	14,118	7,341	0
Liabilities as per balance sheet	**1,141,807**	**396,090**	**541,948**	**203,769**	**41**

Amounts owed to group companies are related chiefly to settlement accounts and the provision of goods and services. Collateral primarily represents mortgages on land and guarantee agreements.

Other liabilities include TEUR 26,073 due to employees and TEUR 17,509 of discounts and other reductions in revenues. Deferred income also includes TEUR 7,032 (2003: TEUR 6,049) of subsidies and investment allowances granted by third parties, which are released to the income statement over the useful life of the related assets.

23. Contingent Liabilities and Guarantees

Guarantees result from obligations to third parties, and are related to:

in TEUR	**31.12.2004**	**31.12.2003**
Sureties	0	102
Guarantees	6,372	3,971
Obligations from bills of exchange	0	0
Other contractual obligations	1,617	105
Contingent liabilities and guarantees	**7,989**	**4,178**

In addition to the contingent liabilities listed above, a guarantee for earnings in the years 2004 to 2006 was provided in connection with the sale of the 50% stake in Steinzeug GmbH; this guarantee equals a maximum of TEUR 3,500. All guarantees reflect possible future obligations whose existence can only be confirmed by the occurrence of a future event that is completely uncertain as of the balance sheet date. There are no financial obligations (off balance sheet risks) above and beyond the contingent liabilities and guarantees stated above.

Financial Instruments

A distinction is made between primary and derivative financial instruments.

24. Primary Financial Instruments

Marketable Securities		**2004**			**2003**	
	Book value *in TEUR*	**Market value** *in TEUR*	**Average effective interest rate** *in %*	**Book value** *in TEUR*	**Market value** *in TEUR*	**Average effective interest rate** *in %*
Shares in funds	4,566	4,566	1.30	5,790	5,790	1.42
Debt issued by corporations	11,271	11,271	5.48	13,376	13,376	5.28
Debt issued by local Austrian authorities	37	37	5.75			
Stock	125	125		615	615	
Derivatives	52,794	52,794		29,548	29,548	
Other	1,724	1,724	1.28	772	772	
	70,517	**70,517**		**50,101**	**50,101**	

Financial liabilities can be classified as follows:

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans	EUR	450,562	436,854	3.89
	SKK	95,000	1,538	4.65
			438,392	
Roll-over	DKK	631	85	2.19
	HRK	158	21	3.50
	PLN	4,929	1,207	6.44
	SIT	576	2	3.70
	SKK	40,088	1,035	4.74
			2,349	
Current loans	EUR	152,634	151,813	2.56
	CHF	80,000	52,415	2.02
	CZK	521,196	17,575	3.96
	HUF	1,500,000	6,284	10.38
	PLN	14,400	3,600	7.21
			231,687	
Fixed interest loans due to financial institutions			**672,428**	

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans	EUR	209,040	197,569	2.97
	HUF	450,000	813	11.42
	SIT	1,626,240	5,950	4.33
			204,331	
Roll-over	EUR	7,858	7,830	2.99
	PLN	1,500	848	5.26
			8,678	
Current loans	EUR	13,292	10,342	2.51
	HRK	17,500	1,828	7.58
			12,170	
Variable interest loans due to financial institutions			**225,180**	

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans - fixed interest	EUR	5,784	2,716	4.88
Current loans - fixed interest	EUR	2,653	1,129	4.79
			3,845	
Loans - variable interest	PLN	1,960	483	7.44
Loans due to non-banks			**4,328**	

25. Derivative Financial Instruments

The fair value of forward exchange contracts is based on the market price as of the balance sheet date. The prices for comparable transactions are used to value certain OTC contracts. The fair value of interest rate swaps represents the value that the company would receive or be required to pay on termination as of the balance sheet date. Current market conditions, above all current interest rates and the creditworthiness of the swap partner are taken into account in the determination of value.

The interpretation of market information necessary for the estimation of fair values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the market place.

	2004			2003		
	Currency	Nominal value *31.12.2004 in 1,000 local currency*	Market value *31.12.2004 in TEUR*	Currency	Nominal value *31.12.2003 in 1,000 local currency*	Market value *31.12.2003 in TEUR*
Forward exchange contracts	CZK	83,700	98			
	USD	1,300	0			
Interest rate swaps	EUR	434,940	-3,248	EUR	160,850	1,331
				PLN	23,390	2,487
Cross-currency swaps	USD/EUR	380,870	59,710	USD/EUR	256,002	25,729
	GBP/EUR	85,000	3,973			
	PLN/EUR	417,270	-7,739			
			52,794			**29,548**

Notes to the Statement of Cash Flows

The Statement of Cash Flows for the Wienerberger Group shows the changes in cash and cash at bank resulting from the inflow and outflow of funds during the reporting year. Cash and cash at bank (liquid funds) include cash on hand and deposits with banks. Marketable securities and current liabilities owed to financial institutions are not part of cash and cash at bank. The effects of company acquisitions and disposals are eliminated and shown separately under "cash flow from changes in the consolidation range". Data from foreign Group companies are generally translated at the average exchange rate for the year. In contrast to this practice, cash and cash at bank are valued at the exchange rate in effect on the balance sheet date.

26. Cash Flow from Operating Activities

Cash flow from operating activities shows the flows of funds arising from the provision and receipt of goods and services during the reporting year.

Cash flow from operating activities includes the following interest and tax payments:

in TEUR	**2004**	**2003**
Interest income	20,247	15,473
Interest payment	58,508	45,479
Tax payments	34,702	24,697

27. Cash Flow from Investing Activities

The acquisition of plant, property and equipment and intangible assets resulted in an outflow of funds totaling TEUR 238,034 (2003: TEUR 145,383). This amount includes TEUR 90,415 for maintenance, expansion, rationalization and environmental protection investments (maintenance capex) as well as TEUR 147,619 for the construction of new plants and renovation of existing facilities. Investments of TEUR 921 (2003: TEUR 10,604) were made in financial assets.

Cash inflows from the disposal of fixed and financial assets totaled TEUR 74,349 (2003: TEUR 58,191). These disposals generated gains of TEUR 19,572 (2003: TEUR 15,635).

Changes in cash and cash at bank resulting from changes in the consolidation range are as follows:

in TEUR	**2004**	**2003**
Payments made for companies acquired	-400,294	-234,991
Cash from companies consolidated for the first time	1,104	3,621
Payments received for companies sold	0	23,369
Cash from deconsolidated companies	-26	-701
Payments for the acquisition of minority interest and cash flow from the recognition of new minority interest	4,632	-1,959
Cash flow from changes in the consolidation range	**-394,584**	**-210,661**

Payments made for companies acquired include the purchase price for the proportional share of equity as well as any debt assumed in connection with the transaction (debt-free company).

Growth investments made by the Wienerberger Group are comprised of the following:

in TEUR	**2004**	**2003**
Payments made for new plant construction and renovation	147,619	78,632
Payments made for the acquisition of companies	395,662	234,991
Cash from companies consolidated for the first time	-1,104	-3,621
Growth investments	**542,177**	**310,002**

Risk Report

The conduct of global operations exposes the business segments of the Wienerberger Group to a variety of risks that are inseparable from entrepreneurial activities. These risks and their potential impact on the Group are identified and analyzed by Wienerberger risk management, and suitable actions are taken based on the Group's defined risk policy. From the current standpoint, there are no risks that could endanger the continued existence of the Group.

Market Risks

Risks arise from developments in the major economies in which Wienerberger operates across Europe and the USA. The most important market segments for the Wienerberger Group are construction in general, and new residential construction and renovation in particular. A key parameter for the development of residential construction is the level of mortgage interest rates. In addition to this dependency on construction activity, bricks and tiles are subject to continuous competition from other wall and roofing materials. This competition on the building materials market requires specialized research and development of our primary products, bricks and clay roof tiles. In addition, the building materials industry is subject to seasonal fluctuations. As is the case with the entire building materials industry, the earnings of the Wienerberger Group are in part dependent on the weather. In order to avoid earnings fluctuations wherever possible, Wienerberger pursues a strategy of geographical diversification with parallel concentration on the core business. The Group's activities are subject to the usual risks inherent in local market, where positions must be continually defended against competitors and substitute products. Our most important customer group is the building materials sector, and further market adjustments in this branch are expected to increase pressure on prices in the future. Specific market situations can also have a negative impact on price levels, and Wienerberger therefore monitors its price strategy on a continuous basis.

Procurement, Production, Investment and Acquisition Risks

The majority of the Wienerberger plants were constructed or modernized in recent years, and the risk of operating breakdowns or longer loss of production is therefore low. Supplies of clay raw materials for the production of bricks and clay roof tiles are guaranteed on a lasting basis by sufficient deposits and long-term supply contracts. Energy prices are a function of developments on international markets. In 2004, energy costs for the Wienerberger Group totaled TEUR 198,569 or 11% of revenues. These expenses are divided into 28% for electricity, 61% for natural gas, 4% for oil and 7% for coal and other materials.

Excess capacity in specific markets can lead to increased pressure on prices which, in turn, can result in selling prices that fail to cover production and capital costs. Wienerberger therefore monitors production capacity on a continual basis, and adjusts this capacity over the mid-term through a variety of measures. Ongoing optimization as well as internal and external growth projects are necessary to increase the value of Wienerberger. The future profitability of these projects is dependent to a large degree on the investment volume and/or acquisition price. For this reason, all growth projects must meet strict return on investment criteria.

Financial Risks

Operating activities expose Wienerberger to interest rate and exchange rate risks. Derivative financial instruments, in particular forward exchange contracts and swaps, are used to limit and control this risk. No derivative contracts are concluded for trading or speculative purposes. The exposure of the Wienerberger Group to exchange rate risk on cash outflows is limited because of the local nature of the building materials business, which rarely involves exports or imports. Therefore, cash flows into or out of the euro region are almost entirely related to Group dividends or loans. These inter-Group cash flows are managed by the holding company, depending on exchange rates. Risks may also arise from the translation of foreign company financial statements into the euro, which is the Group currency. Revenues, earnings, and balance sheet items of companies not headquartered in the euro region are therefore dependent on the relevant euro exchange rate. As a result of the decentralized structure of the Wienerberger Group, credit financing for current assets is arranged in the local currency of the operating company. Foreign exchange risk is therefore very low because the operating companies generally issue invoices in local currency.

Revenues and capital employed by currency are as follows:

Revenues	**2004**		**2003**	
	in € mill.	*Share in %*	*in € mill.*	*Share in %*
Euro	916.2	52	812.6	53
Eastern European currencies	410.2	23	365.2	24
US Dollar	284.4	16	252.0	16
Other	148.0	9	114.2	7
Revenues	**1,758.8**	**100**	**1,544.0**	**100**

Capital employed	**2004**		**2003**	
	in € mill.	*Share in %*	*in € mill.*	*Share in %*
Euro	1,067.0	52	853.8	56
Eastern European currencies	438.7	22	290.2	19
US Dollar	277.3	14	281.4	18
Other	248.5	12	99.1	7
Capital employed	**2,031.5**	**100**	**1,524.5**	**100**

The credit risk associated with financing activities is immaterial because of the strict requirements of Wienerberger financial and treasury guidelines. The level of credit risk connected with the investment of liquid funds and securities is limited by the fact that virtually all marketable securities held by the Group were issued by Austrian corporations and Wienerberger works only with financing partners who can demonstrate an excellent credit rating.

The credit risk on trade receivables can be classified as low because the credit standing of new and existing customers is monitored on a continual basis. No trade receivables due from individual customers comprise more than 3% of total Group receivables. The liquidity of the operating companies is managed by Group Treasury.

Liquidity risk is relatively low because the brick and roofing systems businesses generate high cash flows. Gearing and the equity base form a limit for the possible expansive growth of the Wienerberger Group.

Other Risks

Wienerberger plants exceed current legal requirements for the prevention of environmental damage. The intensification of environmental standards, especially with respect to emissions, continually presents our engineering department with new challenges. The landfill business was transferred to a foundation in 2001, which considerably reduced the risk for Wienerberger AG from these activities. Legal commitments are identified and met through internal knowledge of the current legal and contractual situation as well as cooperation with experts and external consultants.

The risks associated with a breakdown of our centralized Group data processing system as the result of natural disasters have been minimized through the parallel installation of systems in separate facilities. In recent years, a number of building materials companies with operations in the USA became the subject of class action suits from patients with asbestos-related diseases. After an examination of our US activities, we have classified this risk as minimal because none of our American subsidiaries has ever produced or sold asbestos products.

Other Information

28. Earnings per Share, Recommendation for the Distribution of Profits

Wienerberger carried out a capital increase and issued 8,888,823 new shares in June 2004. The current number of shares outstanding is 74,167,796. As of December 31, 2004, 633,005 shares were held as treasury stock and were deducted prior to the calculation of earnings per share. The weighted average number of shares for the calculation of earnings per share 2004 totaled 69,598,155.

Number of shares	**2004**	**2003**
Outstanding	74,167,796	65,278,973
Weighted average	69,598,155	64,644,844

Based on consolidated net profit of TEUR 177,104 (2003: TEUR 110,417), earnings per share equal EUR 2.54 (2003: EUR 1.71). After an adjustment for the amortization of goodwill, earnings per share total EUR 2.54 (2003: EUR 2.01). The financial statements for 2003 include ordinary amortization of goodwill totaling TEUR 19,257. The comparable figure for 2004 is zero because no impairment write-downs were required to goodwill as required by IFRS 3. In accordance with IAS 33, stock options for the 2002, 2003 and 2004 Business Years result in the dilution of the number of shares outstanding because the option price was less than the market price on the balance sheet closing date. The dilution involves 284,877 shares and led to a minimal reduction in earnings per share to EUR 2.53.

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of Wienerberger AG as of December 31, 2004 form the basis for the dividend payment. These financial statements show net profit of EUR 78,788,213. The Managing Board recommends the Annual General Meeting approve a dividend of EUR 1.07 per share from net profit of EUR 78,788,213, for a total payment of EUR 79,359,541 on issued capital of EUR 74,167,796, less a proportional share of EUR 677,315 for treasury stock. The dividend distribution will therefore total EUR 78,682,226 on issued capital of EUR 74,167,796. The Managing Board also recommends that the Annual General Meeting approve the carry forward of the remaining EUR 105,987.

29. Significant Events occurring after the Balance Sheet Date (Supplementary Report)

No significant events occurred after the balance sheet date on December 31, 2004.

30. Business Activities with Related Companies

Investment, consulting and financial transactions are conducted at arm's length with Bank Austria Creditanstalt AG, which is a shareholder of Wienerberger AG through an exchangeable bond. In 2004 fees of TEUR 850 were paid for services provided in connection with the acquisition of companies and TEUR 2,542 in conjunction with the capital increase.

Some real estate in Poland is held on a trust basis by management for legal reasons associated with the purchase of land.

The ANC private foundation was created in 2001. Following the transfer of the landfill business and shares in Immofinanz AG in exchange for participation rights and after the sale of the Steinzeug Group to the ANC private foundation in previous years, a significant part of the participation rights were repurchased by the ANC private foundation for TEUR 20,236 in 2004. This reduced the participation rights of the Wienerberger Group to less than 40% of profit earned by the ANC private foundation. Wienerberger has a receivable of TEUR 10,257 which is due from ANC private foundation.

31. Stock Option Plan

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for a stock option plan. Based on this authorization, a stock option plan was implemented for key managers who have a direct influence on the development of the company. After 2002 and 2003, options were granted for the third time during the 2004 Business Year. The number of options granted is dependent on the fulfillment of annual performance goals, with budgeted net profit for the Group as the goal for 2004. Excluding the members of the Managing Board (see individual list), 53 key managers were granted 5,000 options each in 2004. These options can not be transferred or traded, and each option represents the right to purchase one share. The options have a five-year term and can be exercised three years after they are granted. After expiration of this three-year period, the options may be exercised within certain windows one month after the announcement of quarterly results. If an employee leaves the company within this three-year period, the options expire. The exercise price equals the average of all daily closing prices over a period of four weeks beginning with the announcement of preliminary results for the past reporting year, and totals EUR 25 for 2004. Shares purchased through the exercise of options are not subject to a retention period. In order to serve the options granted in 2004 and any options granted in subsequent years, the Annual General Meeting on May 11, 2004 approved the issue of authorized conditional capital as well as the purchase of treasury stock.

The development of issued stock options is as follows:

	2004		2003	
	Number of options	**Average exercise price per option**	**Number of options**	**Average exercise price per option**
Total at the beginning of the year	736,000	16.73	373,000	18.00
Options granted	328,000	25.00	373,000	15.50
Exercised options	0	0	0	0
Forfeited	-130,000	17.94	-10,000	18.00
Total at the year-end	**934,000**	**19.49**	**736,000**	**16.73**
Exercisable options at year-end	0		0	

Granted options	**2004**	**2003**	**2002**
Members of the Managing Board:			
Wolfgang Reithofer	18,000	18,000	18,000
Heimo Scheuch	15,000	15,000	15,000
Hans Tschuden	15,000	15,000	15,000
Johann Windisch	15,000	15,000	15,000
Total for the Managing Board	**63,000**	**63,000**	**63,000**
Other key employees (5,000 options each)	265,000	310,000	310,000
Total number of options granted	**328,000**	**373,000**	**373,000**
Forfeited	-15,000	-55,000	-70,000
Existing options	**313,000**	**318,000**	**303,000**
Exercisable options at year-end	0	0	0

The options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

The major parameters for options granted by the company are as follows:

Valuation of options		**2004**	**2003**	**2002**
Major parameters for options granted:				
Market price at granting	*in EUR*	27.53	17.32	18.97
Exercise price	*in EUR*	25.00	15.50	18.00
Term of options		5 years	5 years	5 years
Risk-free interest rate	*in %*	3.90	3.17	3.74
Expected volatility	*in %*	30	17	15
Present value of options	*in EUR*	7.44	2.23	2.65
Fair value at grant date	*in TEUR*	**2,029**	**710**	**802**
Included in personnel expenses for 2004	*in TEUR*	451	237	0

32. Employee Stock Participation Program

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for an employee stock participation program. In autumn of 2002 an offer was made to all employees of the Wienerberger Group, which entitles participants to receive 15 free bonus shares if they purchase a maximum of 45 Wienerberger shares. These bonus shares must be held for a period of two years. A total of 285 employees participated in this program during 2002. In 2003 the employee stock participation program was also offered to employees who work in countries where the program was not previously introduced. This resulted in 198 new participants and the transfer of 2,733 additional shares. Fifteen bonus shares expired because the recipients left the company during 2004. These shares are now included under treasury stock. The shares transferred to employees were deducted from treasury stock. No bonus shares were issued as part of this program in 2004.

33. Shares held by Members of the Managing Board

The members of the Managing Board of Wienerberger AG hold shares in the Company as follows:

Number of shares held by Managing Board	1.1.2004	Purchase	Sale	31.12.2004
Wolfgang Reithofer	53,370	71,671	0	125,041
Heimo Scheuch	3,120	0	0	3,120
Hans Tschuden	1,264	233	0	1,497
Johann Windisch	0	10,000	0	10,000

Vienna, March 4, 2005

The Managing Board of Wienerberger AG

Wolfgang Reithofer
CEO

Heimo Scheuch

Hans Tschuden

Johann Windisch

Major differences between Austrian and IFRS accounting principles

The primary objective of IFRS accounting is to provide investors with suitable information for decision-making. Therefore IFRS make a strict distinction between accounting for commercial purposes and accounting for tax purposes. Provisions for expenses are not permitted, the realization of income is defined differently in certain cases, accounting and valuation options are more restrictive, and information and explanations in the notes to the financial statements are more extensive.

Goodwill arising on acquisitions: In accordance with IFRS 3 goodwill is capitalized and subject to an impairment test each year; since 2004 goodwill is no longer amortized on a regular basis. The Austrian Commercial Code allows a credit to reserves, with no effect on the income statement or capitalization and subsequent straigth-line amortization.

Deferred taxes: The Austrian Commercial Code requires the creation of deferred tax provisions for temporary differences if a tax liability or income is expected to arise when these differences are reversed. IFRS require the creation of deferred taxes on all temporary differences which arise between financial statements prepared for tax purposes and IFRS financial statements. Under IFRS, deferred tax assets must also be recorded for tax loss carry-forwards that are expected to be offset against taxable profits in the future.

Other provisions: In contrast to the Austrian Commercial Code, IFRS interpret the principle of conservatism differently with respect to provisions. IFRS tend to place stricter requirements on the probability of an event occurring and on estimating the amount of the provision.

Provisions for pensions: In keeping with the Austrian Commercial Code, provisions for pensions are calculated without incorporating the effect of future wage and salary increases; this calculation is based on the Austrian method "Teilwertverfahren" and a discount rate that normally equals 5%. Under IFRS, provisions for pensions are calculated using the projected unit credit method; this calculation uses a current capital market interest rate and includes an expected compensation increase.

Marketable securities: Austrian accounting principles require securities to be recorded at the lower of acquisition cost or market value. Under IFRS marketable securities are valued at market price, and changes in market price are credited or charged to the income statement or directly disclosed in the equity section of the balance sheet under a hedging reserve.

Foreign currency valuation: These two accounting systems require different treatments for unrealized profits arising from the valuation of foreign exchange items as of the balance sheet date. According to Austrian law the principle of realizable value requires only unrealized losses to be recorded, where IFRS also require the recognition of unrealized profits. In keeping with IFRS, unrealized exchange rate gains or losses arising from inter-company loans are included under equity with no effect on the income statement.

Extraordinary results: In contrast to the Austrian Commercial Code, IFRS do not permit the disclosure of extraordinary results.

Stock options: IFRS 2 requires stock options to be reported under personnel expenses at the value on the day they were granted, whereby this value must be distributed over the years up to the earliest exercise date. Under the Austrian Commercial Code, the recording method depends on how the options will be serviced.

Audit Report and Opinion

To the Managing Board and Supervisory Board of Wienerberger AG

We have audited the accompanying consolidated financial statements of Wienerberger AG as of December 31, 2004 prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by IFAC. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004, and of the results of its operations and its cash flows for the years then ended in accordance with IFRS.

Austrian Commercial Code regulations require the compilation of a review of operations and the fulfilment of the legal conditions for the exemption from the obligation to prepare consolidated financial statements following local law.

We certify that the review of operations is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna, March 8, 2005

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler   Martin Wagner

Austrian Certified Public Accountants

Group Companies

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger International NV	**Zaltbommel**	**50,000**	**EUR**	**100.00%**	**VK**	
Wienerberger Ziegelindustrie GmbH	Hennersdorf	300,000,000	ATS	100.00%	VK	
Wienerberger Ziegelindustrie Entwicklungs GmbH	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger Teglaipari Rt	Budapest	2,140,000,000	HUF	100.00%	VK	
Magyar Téglaipari RT	Törökbalint	20,000,000	HUF	40.00%	EQ	
Wienerberger Management Service Szolgáltató és Tanácsadó Kft	Budapest	3,000,000	HUF	100.00%	OK	1)
Wienerberger cihlarsky prumysl a.s.	Ceske Budejovice	961,543,960	CZK	86.83%	VK	
Wienerberger service spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	OK	1)
Cihelna Kinsky spol. s r.o.	Kostelec nad Orlici	2,000,000	CZK	73.20%	VK	
Wienerberger eurostroj spol. s r.o.	Ceske Budejovice	100,000	CZK	86.83%	VK	
Wienerberger euroform spol. s r.o.	Ceske Budejovice	44,550,000	CZK	86.83%	VK	
Wienerberger cihelna Jezernice spol, s r.o.	Ceske Budejovice	200,000,00	CZK	100.00%	VKE	
Wienerberger Slovenske Tehelne spol. s.r.o.	Zlate Moravce	100,000,000	SKK	100.00%	VK	
Wienerberger Cegielnie Lebork Sp. z o.o.	Warszawa	116,334,660	PLN	100.00%	VK	
Handel Ceramika Budowlana Sp. z o.o.	Warszawa	50,000	PLN	40.00%	OK	1)
Wienerberger Honoratka Ceramika Budowlana S.A.	Konin	20,187,000	PLN	77.79%	VK	
Wienerberger Karbud S.A.	Warszawa	17,081,200	PLN	100.00%	VK	
Wienerberger Ceramika Budowlana Sp. z o.o.	Warszawa	1,000,000	PLN	93.22%	VK	
Moreva Sp. z o.o.	Warszawa	50,000	PLN	40.00%	OK	1)
Zaklady Ceramiki Zlocieniec Sp. z o.o.	Warszawa	2,000,000	PLN	100.00%	VK	
Wienerberger Osiek Sp. z o.o.	Osiek Nad Notecia	10,008,000	PLN	100.00%	VKE	
Wienerberger Kupno Sp. z o.o.	Kolbuszowa	8,110,000	PLN	100.00%	VKE	
Glina Dobre Sp. z o.o.	Warszawa	50,000	PLN	0.00%	VK	
Glina Sp. z o.o.	Warszawa	50,000	PLN	0.00%	VK	
Glina Nowa Sp. z o.o.	Warszawa	50,000	PLN	0.00%	VK	
Koramic Pokrycia Dachowe Sp. z o.o.	Kunice	233,458,290	PLN	100.00%	VK	
Polskie Przedsiebiorstowo Obrotu Gruntami Sp. z o.o.	Kunice	5,000	PLN	69.40%	VK	
Wienerberger Ilovac d.d.	Karlovac	8,988,040	HRK	99.92%	VK	
Wienerberger Cetera IGM d.d.	Karlovac	359,240	HRK	99.70%	VK	
Wienerberger Industrija opeke d.j.l.	Sarajevo	2,000	KM	100.00%	VK	
Wienerberger Opekarna Ormoz d.d.	Ormoz	228,130,000	SIT	87.06%	VK	
Opekarna Pragersko d.d.	Pragersko	245,262,000	SIT	41.15%	VK	
Wienerberger Opecni Sistemi d.o.o.	Zalec	1,500,000	SIT	100.00%	OK	1)
Wienerberger Sisteme de Caramizi S.R.L.	Bucaresti	227,168,000,000	ROL	64.77%	VKE	
OOO Wienerberger Kirpitsch	Luchowitsy	25,310,000	RUR	100.00%	OK	1)
Wienerberger EOOD	Sofia	100,000	BGL	100.00%	OK	1)
WZI-Finanz S.A.	Luxembourg	500,065	EUR	100.00%	VK	
Wienerberger Poland B.V.	Zaltbommel	400,000	EUR	100.00%	VKE	
Semmelrock Baustoffindustrie GmbH	**Klagenfurt**	**3,000,000**	**EUR**	**75.00%**	**VK**	
Wienerberger-Alpha Umwelttechnik GmbH	Klagenfurt	75,000	EUR	75.00%	VK	
Semmelrock Stein & Design Burkolatkö Kft.	Ocsa	983,000,000	HUF	75.00%	VK	
Semmelrock Stein & Design Dlazby s.r.o.	Sered	91,200,000	SKK	75.00%	VK	
Semmelrock Stein & Design Kostka Brukowa Sp. z o.o.	Kolbiel	21,478,000	PLN	75.00%	VK	
Semmelrock Stein & Design Sp. z o.o.	Gliwice	11,800,000	PLN	75.00%	VKE	
Semmelrock Stein & Design d.o.o.	Ogulin	15,520,000	HRK	75.00%	VK	
Semmelrock Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	75.00%	VKE	
Semmelrock Stein & Design Kombet Sp. z o.o.	Gdynia	2,890,000	PLN	52.50%	VKE	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Bramac Dachsysteme International GmbH	**Pöchlarn**	**40,000,000**	**ATS**	**50.00%**	**QU**	
Bramac pokrivni sistemi EOOD	Silistra	846,200	BGL	50.00%	QU	
Bramac stresni systemy spol. s r.o.	Prag	160,000,000	CZK	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Sarajevo	2,000	DEM	50.00%	QU	
Bramac Pokrovni Sistemi d.o.o.	Novi Zagreb	7,778,000	HRK	50.00%	QU	
Bramac Dachsteinproduktion und Baustoffindustrie Kft.	Veszprem	1,831,880,000	HUF	50.00%	QU	
Bramac Sisteme de Invelitori s.r.l.	Sibiu	86,580,042,600	ROL	50.00%	QU	
Bramac stresni sistemi d.o.o.	Skocjan	910,000,000	SIT	50.00%	QU	
Bramac Stresne Systemy spol. s r.o.	Ivanka pri Nitre	173,835,000	SKK	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Beograd	5,000	USD	50.00%	QUE	
Wienerberger Ziegelindustrie GmbH	**Hannover**	**9,500,000**	**EUR**	**100.00%**	**VK**	
Schlagmann Beteiligungs GmbH	Lanhofen	26,000	EUR	50.00%	OK	1)
Schlagmann Baustoffwerke GmbH & Co KG	Lanhofen	10,300,000	EUR	50.00%	QU	
Pro Massivhaus Service und Training GmbH	Lanhofen	25,000	EUR	50.00%	OK	1)
Wienerberger Vermögensgesellschaft mbH	Hannover	25,000	EUR	100.00%	VK	
Megalith Bausteinwerk Verwaltungs GmbH	Miltitz	26,000	EUR	100.00%	OK	1)
Megalith Bausteinwerk GmbH Nebelschütz KG	Miltitz	6,000,000	DEM	100.00%	VK	
Megalith Bausteinwerk Beteiligungen GmbH	Wipperoda	26,000	EUR	100.00%	OK	1)
Megalith Bausteinwerk GmbH & Co. Schönau KG	Wipperoda	6,000,000	DEM	100.00%	VK	
Wienerberger Systemschornstein GmbH & Co. KG	Hannover	130,000	DEM	100.00%	OK	1)
Krauss Kaminwerke Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Krauss Kaminwerke GmbH & Co.KG	Hannover	500,000	DEM	100.00%	OK	1)
Ziegelwerk B GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Tongruben Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Tagebau Burgwall Sand und Kies GmbH	Burgwall	130,000	EUR	100.00%	OK	1)
TZ Tonabbau + Ziegelproduktion GmbH	Hannover	26,000	EUR	94.23%	VK	
Wienerberger Verkaufs GmbH	Hannover	28,500	EUR	100.00%	OK	1)
Eisenberg Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Trost Dachprodukte GmbH & Co. KG	Malsch	100	EUR	50.00%	OK	1)
Trost Dachprodukte Beteiligungen GmbH	Malsch	25,000	EUR	50.00%	OK	1)
ReRo Reststoff Rohstoff Handelsgesellschaft m.b.H.	Hannover	26,000	EUR	100.00%	OK	1)
Megalith Bohemia s r.o.	Slany, okr. Kladno	2,000,000	CZK	100.00%	OK	1)
Koramic Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Koramic Dachprodukte GmbH & Co. KG	Hannover	5,000,000	EUR	100.00%	VK	
ZZ Wancor	**Regensdorf**	**1,000,000**	**CHF**	**100.00%**	**VK**	
Swissbrick AG	Zürich	1,000,000	CHF	39.20%	OK	1)
Wienerberger Brunori SRL	**Bubano**	**4,056,000**	**EUR**	**100.00%**	**VK**	
Wienerberger Tacconi SRL	Roma	1,187,952	EUR	59.99%	VK	
Alaudae Srl	Bubano	51,130	EUR	100.00%	VK	
Fornaci Giuliane S.p.A.	Cormons	1,900,000	EUR	30.00%	EQ	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger NV	**Kortrijk**	**102,736,086**	**EUR**	**100.00%**	**VK**	
Syndikaat Machiensteen II NV	Rumst	1,484,400	EUR	100.00%	VK	
Terca Beerse NV	Beerse	13,379,600	EUR	100.00%	VK	
Terca Tessenderlo NV	Tessenderlo	3,297,000	EUR	100.00%	VK	
Terca Quirijnen NV	Malle West	4,624,000	EUR	100.00%	VK	
Terca Zonnebeke NV	Zonnebeke	8,040,500	EUR	100.00%	VK	
Terca Schouterden NV	Maaseik	645,000	EUR	100.00%	VK	
Terca Nova NV	Beerse	5,950,000	EUR	100.00%	VK	
Desimpel NV	Kortemark	16,294,047	EUR	99.99%	VK	
Deva-Kort NV	Kortemark	247,894	EUR	100.00%	VK	
Steenfabrieken Desimpel NV	Kortrijk	12,102,410	EUR	100.00%	VK	
Briqueterie de Peruwelz SA	Kortemark	22,483,943	EUR	100.00%	VK	
Desimpel Facing Bricks NV	Kortemark	16,394,700	EUR	100.00%	VK	
Desimpel Kortemark Industries NV	Kortemark	17,352,547	EUR	100.00%	VK	
Wienerberger Coordination Center NV	Kortrijk	75,831,000	EUR	100.00%	VK	
Koramic Roofing Products NV	Kortrijk	4,500,000	EUR	100.00%	VK	
Tuileries du Hainaut SA	Mouscron	4,090,243	EUR	100.00%	VK	
Wienerberger B.V.	**Zaltbommel**	**25,457,070**	**EUR**	**100.00%**	**VK**	
Terca B.V.	Zaltbommel	13,613	EUR	100.00%	VK	
Van Hesteren & Janssens B.V.	Zaltbommel	363,027	EUR	100.00%	VK	
Desimpel AK1 B.V.	Amsterdam	70,000	EUR	100.00%	VK	
Wienerberger Trading Holland B.V.	Zaltbommel	18,000	EUR	100.00%	VKE	
German Bricks Trading B.V.	Wijchen	249,579	EUR	100.00%	VK	
Steenhandel Oost Nederland B.V.	Rijssen	3,630	EUR	100.00%	VK	
Aberson Bouwmaterialen B.V.	Zwolle	59,899	EUR	100.00%	VK	
Koramic Dachziegel Handels GmbH	Brüggen-Niederrhein	50,000	DEM	100.00%	EQ	
Steencentrale Neerbosch B.V.	Wijchen	45,378	EUR	100.00%	VK	
Leeuwis B.V.	Wijchen	91,210	EUR	100.00%	VK	
Handelsmaatschappij Rellingen B.V.	Wijchen	136,134	EUR	100.00%	VK	
Steinzentrale Nord GmbH	Rellingen	100,000	DEM	100.00%	VK	
Desimpel Klinker GmbH	Emmerich	25,000	EUR	100.00%	VK	
Desimpel Klinker GmbH & Co. KG	Emmerich	50,000	EUR	100.00%	VK	
Desimpel Ziegel GmbH	Emmerich	25,000	EUR	100.00%	VK	
Galileo Brick Limited	**Cheadle**	**2,000,000**	**GBP**	**100.00%**	**VKE**	
Wienerberger Limited	Manchester	780,646	GBP	100.00%	VK	
Wienerberger UK Limited	Cheadle	2	GBP	100.00%	OK	1)
Galileo Block Limited	Cheadle	104,002	GBP	100.00%	VKE	
Galileo Block 2 Limited	Cheadle	2	GBP	100.00%	VKE	
Chelwood Group Unlimited	Cheadle	5,975,506	GBP	100.00%	VKE	
The Brick Business Limited	Cheadle	900,002	GBP	100.00%	VKE	
The Ockley Brick Company Limited	Cheadle	700	GBP	100.00%	VKE	
Chelwood Brick Limited	Cheadle	890,850	GBP	100.00%	VKE	
Ambion Brick Company Limited	Cheadle	6,698,797	GBP	100.00%	VKE	
Ockley Building Products Limited	Cheadle	500,000	GBP	100.00%	VKE	
Irlam Brick Limited	Cheadle	15,100	GBP	100.00%	VKE	
Galileo Trustee Limited	Cheadle	1	GBP	100.00%	VKE	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
DMWSL 320 Limited	Cheadle	1	GBP	100.00%	VKE	
Somersbury Developments Limited	Cheadle	2,000	GBP	50.00%	QUE	
WH Collier Limited	Cheadle	25,000	GBP	100.00%	VKE	
Wienerberger Participations SAS	**Achenheim**	**56,984,180**	**EUR**	**100.00%**	**VK**	
Wienerberger SAS	Achenheim	10,000,000	EUR	100.00%	VK	
Wienerberger France SAS	Massy Cedex	29,222,235	EUR	100.00%	VK	
Pacema SAS	Achenheim	50,000	EUR	100.00%	VK	
Société du Terril d'Hulluch (S.T.F.) S.N.C.	Lens	686,020	EUR	50.00%	OK	1)
Desimpel Briques SAS	Cauchy à la Tour	3,821,410	EUR	100.00%	VK	
Wienerberger France Nord SAS	Cauchy à la Tour	6,300,000	EUR	100.00%	VK	
Koramic Tuiles Participations SA	Franois	13,496,250	EUR	100.00%	VK	
Koramic Tuiles SAS	Recologne	10,000,000	EUR	100.00%	VK	
Wienerberger A/S	**Varde/Nordenskov**	**107,953,064**	**DKK**	**100.00%**	**VK**	
Wienerberger AS	Lunde i Telemark	43,546,575	NOK	100.00%	VK	
Wienerberger AB	Bjärred	17,550,000	SEK	100.00%	VK	
Wienerberger OY AB	Helsinki	1,000,000	EUR	100.00%	VK	
Wienerberger AS	Aseri	24,074,000	EEK	100.00%	VK	
General Shale Brick, Inc.	**Johnson City**	**1,000**	**USD**	**100.00%**	**VK**	
General Shale Building Materials, Inc.	Johnson City	1,000	USD	100.00%	VK	
Building Specialties, LLC	Louisville	1,000	USD	35.00%	EQ	
Pipelife International GmbH	**Wr. Neudorf**	**29,000,000**	**EUR**	**50.00%**	**EQ**	**2)**
Wienerberger Dach Beteiligungs GmbH	**Wien**	**500,000**	**ATS**	**100.00%**	**VK**	
WIBRA Tondachziegel Beteiligungs-GmbH	Wien	500,000	ATS	50.00%	QU	
Tondach Gleinstätten AG	Gleinstätten	500,000	EUR	25.00%	EQ	3)
Wienerberger Beteiligungs GmbH	**Wien**	**1,000,000**	**ATS**	**100.00%**	**VK**	
Wienerberger Finance Service B.V.	Zaltbommel	18,000	EUR	100.00%	VKE	
Wienerberger Versicherungs-Service Gesellschaft m.b.H.	Wien	500,000	ATS	60.00%	EQ	
Wienerberger Finanz Service GmbH	Wien	25,435,492	EUR	100.00%	VK	
Wienerberger Ofenkachel GmbH & Co. KG	Mattersburg	363,364	EUR	100.00%	VK	
Wienerberger Ofenkachel Verwaltungs GmbH	Wien	35,000	EUR	100.00%	OK	1)
VVT Vermögensverwaltung GmbH	Wien	36,000	EUR	100.00%	VK	
WK Services NV	Kortrijk	32,226,158	EUR	100.00%	VK	
Wienerberger Beteiligungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Wienerberger Anteilsverwaltung GmbH	Wien	35,000	EUR	100.00%	VKE	
Wienerberger beta Asset Management GmbH	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger France Holding GmbH	Wien	35,000	EUR	100.00%	VKE	
Wienerberger ZZ Holding GmbH	Wien	35,000	EUR	100.00%	VKE	
Keramo Wienerberger Steinzeugwerk Zwickau GmbH	Zwickau	4,000,000	DEM	100.00%	EQ	

VK ...... Full consolidation
VKE .... First time full consolidation
QU ..... Proportional consolidation
QUE ... First time proportional consolidation

EQ..... Equity accounting
EQE... First time equity accounting
OK .... No consolidation

1) Immaterial
2) Holding company of Pipelife Group
3) Holding company of Tondach Gleinstätten Group

Financial Statements of Wienerberger AG

Income Statement of Wienerberger AG	31.12.2004 *in TEUR*	31.12.2003 *in TEUR*
Income from subsidiaries	**114,851**	**76,261**
Net interest income/expense	-12,797	3,594
Other financial income/expense	15,917	-9,724
Income from financing activities	**117,971**	**70,131**
Revenues	24,788	14,451
Other operating income	9,469	35,113
Personnel expenses	-20,549	-11,436
Depreciation	-2,940	-2,206
Other operating expenses	-33,103	-17,857
Profit on ordinary activities	**95,636**	**88,196**
Extraordinary income/expense	0	0
Income taxes	-1,824	-161
Profit after tax	**93,812**	**88,035**
Reversal of untaxed reserves	2,528	4,800
Addition to reserves	-17,776	-43,052
Profit carried forward	224	219
Net profit	**78,788**	**50,002**

The Annual Financial Statements of Wienerberger AG, which were prepared in accordance with Austrian generally accepted accounting principles, were audited by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. These Annual Financial Statements and all supplementary information will be filed with the Company Register of the Commercial Court in Vienna under Number 77676 f. Copies of these Annual Financial Statements are available free of charge directly from Wienerberger AG, 1100 Vienna, and will also be available at the Annual General Meeting.

Recommendation for the Distribution of Profits

We recommend the Annual General Meeting approve the following proposal for the distribution of profits totaling EUR 78,788,213: payment of a EUR 1.07 dividend per share on issued capital of EUR 74,167,796, or EUR 79,359,541 less a pro rata share for treasury stock of EUR 677,315, for a total distribution of EUR 78,682,226 and carry forward of the remaining EUR 105,987.

Vienna, March 2005

The Managing Board of Wienerberger AG

Wolfgang Reithofer
CEO

Heimo Scheuch

Hans Tschuden

Johann Windisch

Balance Sheet of Wienerberger AG	**31.12.2004** *in TEUR*	**31.12.2003** *in TEUR*
Assets		
Intangible assets	21,436	22,224
Property, plant and equipment	19,393	22,001
Financial assets	1,906,312	1,751,403
Fixed and financial assets	**1,947,141**	**1,795,628**
Finished goods and merchandise	0	0
Trade receivables	3,538	173
Receivables due from subsidiaries	116,095	40,127
Receivables due from associates	0	16,640
Other receivables and assets	4,960	2,289
Securities and other investments	23,748	41,921
Cash and cash at bank	1,298	1,024
Current assets	**149,639**	**102,174**
Prepayments and deferred charges	459	292
Total Assets	**2,097,239**	**1,898,094**
Equity and Liabilities		
Issued capital	74,168	65,279
Share premium account	940,140	717,919
Retained earnings	357,574	339,799
Profit and loss account	78,788	50,002
Equity	**1,450,670**	**1,172,999**
Untaxed reserves	**14,273**	**16,801**
Provisions	**36,922**	**23,081**
Interest-bearing loans	559,594	515,537
Prepayments received	0	16,000
Trade payables	1,882	817
Amounts owed to subsidiaries	9,912	129,636
Other liabilities	23,986	23,223
Liabilities	**595,374**	**685,213**
Deferred income	0	0
Total Equity and Liabilities	**2,097,239**	**1,898,094**

Addresses of Major Companies

Headquarters:

Wienerberger AG
A-1100 Vienna, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 60 192-0, info@wienerberger.com, www.wienerberger.com

Operating companies:

Wienerberger Ziegelindustrie GmbH
A-2332 Hennersdorf
Hauptstrasse 2
T +43 (1) 605 03-0
office.at@wienerberger.com
www.wienerberger.at

Wienerberger cihlářský prumysl, a.s.
CZ-37046 Ceske Budejovice
Plachého 388/28
T +420 (38) 77 66 111
info@wienerberger.cz
www.wienerberger.cz

Wienerberger Slovenske tehelne spol. s r.o.
SK-95301 Zlate Moravce
Tehelna 5
T +421 (37) 640 90 11
office.sk@wzi.com
www.wienerberger.sk

Wienerberger Ceramika Budowlana Sp. z o.o.
PL-04-175 Warszawa
ul. Ostrobramska 79
T +48 (22) 514 21 00
office@wienerberger.com.pl
www.wienerberger.pl

Wienerberger Teglaipari Rt
H-1119 Budapest
Bártfai u. 34.
T +36 (1) 464 70 30
info@wienerberger.hu
www.wienerberger.hu

Wienerberger Ilovac d.d.
HR-47000 Karlovac
Donje Pokupje 2
T +385 (47) 694 100
office.hr@wienerberger.com
www.wienerberger.hr

Wienerberger Opekarna Ormoz d.d.
SLO-2270 Ormoz
Kolodvorska 7
T +386 (2) 7410 520
opekarna@wienerberger.com
www.wienerberger.si

Wienerberger Sisteme de Caramizi S.R.L.
RO-050557 Bukarest
Dr. Staicovici Nr. 75
T +40 (21) 411 29 33
F +40 (21) 411 40 26
www.wienerberger.ro

Wienerberger Ziegelindustrie GmbH
D-30659 Hannover
Oldenburger Allee 26
T +49 (511) 610 70-0
info@wzi.de
www.wienerberger.de

ZZ Wancor
CH-8105 Regensdorf
Althardstrasse 5
T +41 (1) 871 32 32
info@zzwancor.ch
www.zzwancor.ch

Wienerberger Brunori SRL
I-40020 Bubano (BO)
Via Ringhiera 1
T +39 (0542) 56811
info@wienerberger.it
www.wienerberger.it

Wienerberger NV
B-8500 Kortrijk
Ter Bede Business Center
T +32 (56) 24 96 35
info@wienerberger.be
www.wienerberger.be

Wienerberger B.V.
NL-5301LK Zaltbommel
Hogeweg 95
T +31 (418) 59 71 11
info.nl@wienerberger.com
www.wienerberger.nl

Wienerberger SAS
F-67204 Achenheim
8, Rue du Canal
T +33 (3) 90 64 64-64
info@wienerberger.fr
www.wienerberger.fr

Wienerberger Limited
GB, Cheshire, SK8 5QY
Adswood Road, Cheadle
Hulme, Cheadle
T +44 (161) 485 8211
F +44 (161) 486 1968
office@wienerberger.co.uk

Wienerberger A/S
DK-2605 Brøndby
Vallensbækvej 26-28
T +45 (70) 13 13 22
info@wienerberger.dk
www.wienerberger.dk

Wienerberger AB
S-23791 Bjärred
Flädie
T +46 771 42 43 50
info.se@wienerberger.com
www.wienerberger.se

Wienerberger AS
N-3740 Lunde i Telemark
Bratsberg Teglverk
T +47 359 46 700
info@wienerberger.no
www.wienerberger.no

Wienerberger OY AB
FIN-00380 Helsinki
Strömberginkuja 2
T +358 (9) 5655 870
F +358 (9) 5655 8710
www.wienerberger.fi

Wienerberger AS
EST-43401 Aseri
Kordoni 1
T +37 (233) 42 130
F +37 (233) 42 131

General Shale Brick, Inc.
USA, Johnson City TN 37601
3211 North Roan Street
T +1 (423) 282-4661
office@generalshale.com
www.generalshale.com

Semmelrock Baustoffindustrie GmbH
A-9020 Klagenfurt
Stadlweg 30/Südring
T +43 (463) 38 38-0
office@semmelrock.com
www.semmelrock.com

Bramac Dachsysteme International GmbH
A-3380 Pöchlarn
Bramacstrasse 9
T +43 (2757) 4010-0
mk@bramac.com
www.bramac.com

Tondach Gleinstätten AG
A-8443 Gleinstätten
Graschach 38
T +43 (3457) 2218-0
office@tondach.at
www.tondach.at

Pipelife International GmbH
A-2351 Wr. Neudorf
Triester Strasse 14
T +43 (2236) 439 39-0
info@pipelife.com
www.pipelife.com

Glossary

A glossary of the most important terms, abbreviations, and foreign language words is provided on the bookmark that can be found in this annual report. You can also download this information from our Website under www.wienerberger.com.

Financial Calendar

March 30, 2005	2004 Results: Press and Analysts Conference in Vienna
March 31, 2005	2004 Results: Analysts Conference in London
May 10, 2005	First Quarter Results for 2005
May 12, 2005	136th Annual General Meeting in the Vienna Trade Fair Congress Center, 11.00 am
May 18, 2005	Deduction of dividends for 2004 (ex-day)
May 23, 2005	First day of payment for 2004 dividends
August 17, 2005	Results for the First Six Months of 2005: Press and Analysts Conference in Vienna
August 18, 2005	Results for the First Six Months of 2005: Analysts Conference in London
November 16, 2005	Third Quarter Results for 2005
October 13 and 14, 2005	Investors and Analysts Conference in Great Britain
February 2006	Preliminary Results for 2005

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2004:
http://annualreport.wienerberger.com

Hollow bricks
Bricks made of burned clay, which are normally used as perforated bricks under plaster

Hurdle rate
Return that must be earned to cover the cost of capital and economic depreciation; WACC before tax + economic depreciation

IFRS
International Financial Reporting Standards

Interest cover
EBIT divided by net financing costs; indicates the number of times operating income will cover net financing costs

Interest rate swap
Agreement to exchange cash flows with different terms over a specific period of time; these cash flows are based on fixed and variable interest rates; provides security against interest rate fluctuations

Investment grade rating
Rating between AAA (Aaa) and BBB (Baa) that underscores the good credit standing of a creditor and represents low risk for bond investors

Investments
Additions to plant, property and equipment and intangible assets (vs. acquisitions – see above)

Joint venture
Agreement by two or more companies to jointly operate a business enterprise

Net Debt
Net sum of financial liabilities less cash and cash at bank

NF
Abbreviation for "Normalformat", the standard size for hollow bricks (250 x 120 x 65 mm)

NOPAT
Net operating profit after tax, or operating profit less taxes and adjusted taxes (tax effects from financial results)

Paver
Product made of clay or concrete, which is used in the design of gardens and public areas

P/E ratio
Price/earnings ratio; an indicator for the market valuation of a stock

Return on equity
Net profit divided by equity, or the rate of return on shareholders' investment

Risk management
Systematic procedure to identify and evaluate potential risk, and select and implement appropriate counteractions

ROCE
Return on capital employed, or NOPAT divided by Capital Employed = net yield on capital employed

Shareholder Value
Measure of the profitability with which a company manages the capital provided by shareholders; management principle to increase the value of a company

Stock option
Form of compensation that gives management and employees the right to purchase stock in their company at certain conditions if specific goals are reached

Total Shareholder Return (TSR)
Average increase or decrease in the value of a stock investment over a specific period of time; based on gains and losses in the stock price and dividend payments

Translation risk
Arises from the conversion of foreign currency items on the balance sheet; these foreign exchange fluctuations are not offset by balance sheet items in the same currency

Treasury
Staff function to safeguard the financing, cash management (see above) and financial risk management of a company

WACC
Weighted average cost of capital, or the average price a company must pay on financial markets for equity and debt

WF
Abbreviation for "Waalformat", the standard size for a facing brick (210 x 100 x 50 mm)

Wienerberger

Contact:
T +43 (1) 60192-463
F +43 (1) 60192-466
communication@wienerberger.com
annualreport.wienerberger.com


Glossary

Acquisitions
Expenditure for the purchase of a company or share in a company (vs. investment – see below)

Asset coverage
Equity divided by non-current assets; indicates to what percent land, buildings, machinery etc. are covered by equity

ATX
Abbreviation for the "Austrian Traded Price Index" of the Vienna Stock Exchange

Bearer shares
Shares that are not issued to a specific person; the rights to these securities accrue to the person who holds them

Bolt-on Projekts
Construction of new plants, capacity upgrades or smaller acquisitions all with synergy potential through integration with existing operations

Call option
Derivative financial instrument; option to purchase the underlying (asset, stock, etc.) for a certain price on a certain date or during a certain period of time

CAP
Agreed maximum interest for liabilities with variable interest rates; protection against rising interest rates

Capital Employed (CE)
Equity plus interest-bearing debt (incl. net inter-company balance) less liquid funds and financial assets; the sum of capital engaged in a company

Capital Employed, historical
Capital employed at historical purchase prices; capital employed plus accumulated depreciation

Cash management
Management of cash and cash at bank held by a company to maximize the efficient use of these funds while ensuring the solvency of the company

CFROI
Cash Flow Return on Investment; ratio of EBITDA to historical capital employed

Clay roof tiles
Roof tiles made of clay, in various shapes and colors

Cost of capital
Price for the provision of capital in the wider sense of the word (also see WACC)

Cross Currency Swap
Agreement between contract partners to exchange cash flows in two different currencies over a certain period of time; a hedge against foreign currency fluctuations

CVA
Cash Value Added; EBITDA – (historical capital employed x hurdle rate)

Deferred taxes
The result of consolidation procedures as well as timing differences in the valuation of individual company financial statements prepared according to commercial law and tax law

Depreciation, economic
The value that must be earned each year in order to cover expenses for replacement investments at the end of an asset's useful life

Depreciation ratio
Depreciation (excluding amortization of goodwill) as a percentage of revenues

EBIT
Earnings before interest and tax; operating profit

EBITDA
Earnings before interest, tax, depreciation and amortization; operating profit before depreciation and amortization = gross cash flow

EBITDA margin
EBITDA divided by revenues

ECB
European Central Bank

EPS
Earnings per share, or net profit divided by the weighted number of shares outstanding minus treasury stock

Equity method
Valuation method used for the consolidation of investments between 20% and 50% in other companies

Equity ratio
Equity divided by total assets

EVA
Economic Value Added, or the difference between the return on capital employed and cost of capital; Capital Employed x (ROCE – WACC)

External Projects
Acquisitions of larger competitors or companies with leading market positions or the construction of plants in new markets; these measures form the basis for future bolt-on projects (see above)

Facing brick
External brick layer of two-layer exterior walls for buildings (face wall – air layer below/above insulation – rear wall)

FED
Federal Reserve, Central Bank of the USA

Forward exchange contract
Foreign exchange transaction that is not realized at conclusion of the relevant contract, but at a later point in time; a hedge against exchange rate fluctuations

Free cash flow
Cash flow from operating activities – Cash-flow from investing activities + Growth investments; the amount of cash earned in the current year that is available for expansion projects, dividends and the repayment of debt or share buy-back

Free float company
Publicly traded corporation with a majority share of free float

GARP investor
„Growth at reasonable price"; investor who aims to identify only those growth stocks that meet his criteria for buying at reasonable prices

Gearing
Financial liabilities less liquid funds (marketable securities, cash on hand and in banks, net inter-Group receivables/liabilities) divided by equity including minority interest; an indicator of financial security

Goodwill
Surplus of the price paid for a company over net assets acquired

Hedging
Measures used in the management of financial risk to limit or avoid negative market changes in the areas of interest rates, foreign currency, market values or raw materials

HGB
"Handelsgesetzbuch" (the Austrian Commercial Code)



Ten-Year Review

Corporate Data		1995	1996
Revenues	in € mill.	934.2	1,094.5
Domestic	in € mill.	206.8	214.7
Foreign	in € mill.	727.5	879.9
EBITDA [1]	in € mill.	193.4	217.1
EBITDA margin	in %	20.7	19.8
EBIT [1]	in € mill.	121.7	116.4
Profit before tax	in € mill.	101.2	87.1
Profit after tax	in € mill.	81.1	58.2
Free cash flow [2]	in € mill.	n.a.	118.2
Capital expenditure	in € mill.	181.1	165.5
Acquisitions	in € mill.	n.a. [3]	n.a. [3]
ROCE [1]	in %	12.2	7.4
EVA [1]	in € mill.	25.3	-16.1
CFROI [1]	in %	n.a.	12.0
CVA [1]	in € mill.	n.a.	-0.6
Net debt	in € mill.	266.3	418.5
Capital employed	in € mill.	n.a.	1,034.6
Gearing	in %	51.3	58.3
Interest cover [4]		12.6	6.2
Asset coverage [5]	in %	73.9	65.8
Return on equity [6]	in %	13.7	8.1
Employees		6,418	8,229

Stock Exchange Data		1995	1996
Earnings per share [7]	in €	1.53	0.94
Adjusted earnings per share [8]	in €	n.a.	1.15
Dividend per share	in €	0.38	0.38
Dividends	in € mill.	21.2	26.5
Equity per share	in €	10.3	10.1
Share price at year-end	in €	18.17	19.08
Shares outstanding (weighted) [9]	in 1,000	55,564	69,455
Market capitalization at year-end	in € mill.	1,009.5	1,325.0

Condensed Balance Sheet		1995	1996
Fixed and financial assets	in € mill.	799.7	1,091.2
Inventories	in € mill.	164.7	233.0
Other current assets	in € mill.	441.3	370.7
Balance sheet total	in € mill.	1,405.7	1,694.9
Equity [10]	in € mill.	591.0	717.6
Provisions	in € mill.	131.7	187.4
Liabilities	in € mill.	683.0	789.9

1) Including non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Separate classification of capex and acquisitions only possible beginning in 1997 with the introduction of IFRS reporting
4) EBIT : Net financing costs
5) Equity : Fixed and financial assets
6) Profit after tax : Equity

1997	1998	1999	2000	2001	2002	2003	2004
1,113.7	1,143.3	1,337.5	1,670.3	1,544.9	1,653.7	1,826.9	1,758.8
224.6	201.4	176.8	170.7	139.3	129.8	138.2	91.3
889.1	941.9	1,160.8	1,499.6	1,405.6	1,523.9	1,688.7	1,667.5
240.7	258.2	308.9	403.4	202.2	323.1	349.9	405.4
21.6	22.6	23.1	24.2	13.1	19.5	19.2	23.1
131.1	162.6	187.8	254.3	-25.8	151.9	190.2	257.5
117.5	163.1	178.6	228.3	-62.7	119.5	154.3	231.4
101.4	116.5	124.7	201.4	-17.8	85.9	113.1	181.8
203.2	124.5	98.0	244.0	241.3	237.3	274.6	300.7
104.7	237.9	155.8	146.2	130.6	116.5	158.7	238.0
12.8	63.9	344.9	140.9	97.4	64.8	233.9	394.6
13.8	12.4	10.1	13.9	0.4	7.1	8.4	9.7
38.6	31.9	27.0	93.0	-106.4	1.4	22.4	43.8
15.0	14.4	13.0	14.9	6.7	10.7	12.1	12.9
47.6	42.6	23.5	77.9	-160.0	-39.0	3.0	28.6
143.7	249.1	573.1	604.8	674.1	618.5	739.0	762.4
797.6	936.1	1,297.7	1,568.5	1,613.9	1,508.7	1,635.4	2,031.5
19.0	29.7	62.2	54.5	66.9	63.6	75.2	55.8
13.8	282.2	10.7	5.2	-0.7	4.4	5.3	7.7
82.6	72.6	61.7	67.1	63.4	65.2	61.4	67.9
13.7	14.3	14.0	18.6	-1.8	9.0	11.5	13.3
7,574	7,988	10,374	11,069	11,331	11,478	12,237	12,154

1997	1998	1999	2000	2001	2002	2003	2004
1.43	1.64	1.74	2.86	-0.29	1.31	1.71	2.54
1.37	1.29	1.40	1.69	0.83	1.57	2.01	2.54
0.42	0.45	0.50	0.80	0.60	0.66	0.77	1.07
29.0	31.5	34.7	55.1	38.8	42.7	49.8	78.7
10.6	11.7	12.9	15.7	14.8	15.1	15.2	19.6
22.03	21.18	21.59	19.13	15.75	16.95	21.18	35.15
69,455	69,455	69,223	68,823	67,975	64,640	64,645	69,598
1,530.0	1,471.3	1,499.5	1,328.7	1,093.9	1,106.5	1,382.6	2,607.0

1997	1998	1999	2000	2001	2002	2003	2004
892.6	1,121.4	1,446.8	1,611.3	1,556.3	1,460.9	1,601.9	2,012.7
214.8	223.4	265.4	300.7	331.8	370.2	348.4	391.4
507.9	687.8	631.6	624.3	543.8	491.1	598.2	461.8
1,615.3	2,032.6	2,343.8	2,536.3	2,431.9	2,322.2	2,548.5	2,865.9
756.9	838.1	921.2	1,109.2	1,008.0	973.1	983.0	1,367.2
239.5	263.1	311.9	325.6	283.1	310.1	307.0	271.0
619.0	931.4	1,110.7	1,101.5	1,140.8	1,039.0	1,258.5	1,227.7

7) 1995-1996 according to ÖVFA
8) Before amortization of goodwill and excluding non-recurring income and expenses
9) Adjusted for treasury stock
Adjusted for 1:8 stock split (1999)
Adjusted for 2:1 stock split (1995)
10) Equity including minority interest

Austrian Commercial Code

IFRS

If you want to learn more about Wienerberger and there is no order card attached, you can ask for our annual or quarterly reports or add your name to our mailing list by contacting us at T +43 (1) 601 92-463 or communication@wienerberger.com

Publisher:

Wienerberger AG, A-1100 Wien, Wienerberg City, Wienerbergstrasse 11

T +43 (1) 601 92-0, F +43 (1) 601 92-466, communication@wienerberger.com, www.wienerberger.com

Inquiries may be addressed to:

The Managing Board:

Wolfgang Reithofer, CEO

Hans Tschuden, CFO

Investor Relations:

Thomas Melzer

The Annual Report and Annual Financial Statements for 2004 were presented at the press conference on March 30, 2005 and at the 136th Annual General Meeting on May 12, 2005 in Vienna. Available in German and English.

Concept and Layout:

Mensalia,

Büro X Wien

DTP and Reproduction:

Büro X Wien

Michael Konrad GmbH, Frankfurt

Translation:

Donna Schiller-Margolis, Vienna

Photos:

Maria Ziegelböck, Robert Marksteiner, Wolfgang Zajc, archive

Printed by:

Holzhausen, Vienna, Austria

Printed on Gardapat 1.3 vol.

PhöniXmotion Xantur wood-free TCF